SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 March 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS Group - 2009 Annual results

RBS Group - 2009 Annual results

Contents (continued)

Page

Risk and capital management	104

Presentation of information	104

Risk capital and liquidity management	104

Capital resources	106

Credit risk	109

Funding and Liquidity risk	131

Market risk	137

Market turmoil exposures	143

Additional information	164

Other information	164

Selected financial data	165

Appendix 1 Article 11 proforma information

Appendix 2 Asset Protection Scheme

Appendix 3 Businesses outlined for disposal

Signature page

RBS Group - 2009 Annual results

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s restructuring plans, capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the APS; and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which RBS has significant business activities or investments, including the United States; developments in the current crisis in the global financial markets, and their impact on the financial industry in general and on RBS in particular; the full nationalisation of RBS or other resolution procedures under the Banking Act 2009; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes, including changes in regulatory capital regulations; a change of UK Government or changes to UK Government policy; changes in RBS’s credit ratings; RBS’s participation in the Asset Protection Scheme (APS) and the effect of such Scheme on RBS’s financial and capital position; the conversion of the B Shares in accordance with their terms; the ability to access the contingent capital from HM Treasury; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; changes in competition and pricing environments; the financial stability of other financial institutions, and RBS’s counterparties and borrowers; the value and effectiveness of any credit protection purchased by RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; the ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; natural and other disasters; the inability to hedge certain risks economically; the ability to access sufficient funding to meet liquidity needs; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid approval; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Group - 2009 Annual results

Presentation of information

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ('RFS Holdings'), a company jointly owned by The Royal Bank of Scotland Group plc (‘RBS’), Fortis Bank Nederland (Holding) N.V. ('Fortis') and Banco Santander S.A. ('Santander') (together, the 'Consortium Members'), completed the acquisition of ABN AMRO Holding N.V. ('ABN AMRO').

The Consortium Members have implemented an orderly separation of the business units of ABN AMRO with RBS retaining the following former ABN AMRO business units:

●	Continuing businesses of Business Unit North America;

●	Business Unit Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil);

●	Business Unit Asia (excluding Saudi Hollandi); and

●	Business Unit Europe (excluding Antonveneta).

Some other remaining assets will continue to be shared by the Consortium Members until their orderly disposal or transfer.

On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland (Holding) N.V. including Fortis's participation in RFS Holdings that represented the acquired activities of ABN AMRO.

The separation of the main platform shared between RBS and its Dutch state-owned partner was completed in 2009 and in February 2010 the majority of the businesses of ABN AMRO acquired by Dutch State were legally demerged from the RBS-acquired businesses. The Group expects that, subject to legal process and regulatory approvals, the full legal separation of the constituent parts of ABN AMRO will be completed in April. From that point RBS will cease to consolidate the Consortium Members’ interests in ABN AMRO in its results.

Statutory results

RFS Holdings is jointly owned by the Consortium Members.  It is controlled by RBS and is therefore fully consolidated in its audited financial statements.  The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

RBS Group - 2009 Annual results

Presentation of information (continued)

Non-GAAP financial information

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and IFRS as adopted by the European Union. IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described below. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations.  These measures are non-GAAP financial measures.  A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.

As described in section “Business and strategic update, RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are a non-GAAP financial measure.

Restatements

Divisional results for 2008 have been restated to reflect the Group’s new organisational structure that includes a Non-Core division comprising individual assets, portfolios and lines of business that the Group intends to run off or dispose.  The Non-Core division is reported separately from the divisions which form the Core Group.  In addition, separate reporting of Business Services (formerly Group Manufacturing) and Centre results has changed and, with the exception of certain items of a one off nature, costs incurred are now allocated to the customer-facing divisions and shown as ‘indirect expenses’ and are included in the measurement of the returns which they generate.  These changes do not affect the Group’s results.  Comparatives have been restated accordingly.

RBS Group - 2009 Annual results

Condensed consolidated income statement
for the year ended 31 December 2009

	2009	2008
	£m	£m

Interest receivable	33,836	49,522
Interest payable	(17,332)	(30,847)

Net interest income	16,504	18,675

Fees and commissions receivable	9,831	9,831
Fees and commissions payable	(2,822)	(2,386)
Income/(loss) from trading activities	3,881	(8,477)
Gain on redemption of own debt	3,790	-
Other operating income (excluding insurance premium income)	1,962	1,899
Insurance net premium income	5,544	6,326

Non-interest income	22,186	7,193

Total income	38,690	25,868

Staff costs
- excluding pension schemes curtailment gains	(11,783)	(10,410)
- pension schemes curtailment gains	2,148	-
Premises and equipment	(3,087)	(2,593)
Other administrative expenses	(5,584)	(5,464)
Depreciation and amortisation	(2,809)	(3,154)
Write-down of goodwill and other intangible assets	(363)	(32,581)

Operating expenses*	(21,478)	(54,202)

Profit/(loss) before other operating charges and impairment losses	17,212	(28,334)
Insurance net claims	(4,857)	(4,430)
Impairment losses	(14,950)	(8,072)

Operating loss before tax	(2,595)	(40,836)
Tax credit	371	2,323

Loss from continuing operations	(2,224)	(38,513)
(Loss)/profit from discontinued operations, net of tax	(99)	3,971

Loss for the year	(2,323)	(34,542)
Minority interests	(349)	10,832
Preference shareholders	(878)	(536)
Paid-in equity holders	(57)	(60)

Loss attributable to ordinary and B shareholders	(3,607)	(24,306)

*Operating expenses include:

Integration and restructuring costs
- administrative expenses	1,268	1,321
- depreciation and amortisation	18	36

	1,286	1,357
Amortisation of purchased intangible assets	272	443

	1,558	1,800

RBS Group - 2009 Annual results

Highlights

2009 results summary
The Royal Bank of Scotland Group (RBS) reported a 2009 net attributable loss of £3,607 million, compared with a loss of £24,306 million in 2008. The Group reported a 2009 operating loss before tax of £2,595 million, compared with a loss of £40,836 million in 2008. Excluding RFS Holdings minority interest, the Group reported a non-GAAP 2009 operating loss of £6,232 million, compared with a loss of £6,938 million in 2008.

Core bank operating profit rose to £8,325 million from £4,413 million in 2008. The improvement largely reflected the turnaround in Global Banking & Markets (GBM) trading profits, with a very strong first quarter and more sustainable levels of revenue over the remainder of the year. Pre-impairment profits in the Core retail and commercial banking businesses remained robust with margins improving in the second half, but impairments increased markedly from 2008. US Retail & Commercial recorded an operating loss, but has successfully refocused on its core customer franchises, with an improvement in margins and stable impairments in the second half. RBS Insurance operating profit was severely affected by rising bodily injury claims.

Non-Core achieved a reduction of £57 billion in third party assets, excluding derivatives, ahead of its announced targets, by running down exposures and pursuing opportunities to dispose of loan portfolios.  Losses on trading activities declined as underlying asset prices rallied, but impairment losses increased to £9,221 million.

Integration and restructuring costs of £1,286 million were offset by a £3,790 million gain on the redemption of the Group’s own debt and by gains of £2,148 million arising from the curtailment of prospective pension benefits, leaving operating loss before tax of £2,595 million, compared with £40,836 million in 2008, which included a £32,581 million write-down of goodwill and other intangible assets. The loss attributable to ordinary and B shareholders was £3,607 million, compared with £24,306 million in 2008.

Net tangible equity amounted to 48.5p per ordinary and B share at 31 December 2009, compared with 64.6p at 31 December 2008, primarily reflecting the issuance of B shares, the conversion of preference shares to ordinary shares and attributable losses over the course of the year. Excluding RFS Holdings minority interest, the non-GAAP net tangible equity amounted to 51.3p per ordinary and B share at 31 December 2009, compared with 73.8p at 31 December 2008.

No Asset Protection Scheme fees have been charged to income in 2009. The APS is structured as a derivative, with movements in the fair value of the contract (including £1.4 billion of fees paid in 2009) netting to zero at the year end.  Changes in the fair value of the contract will be reflected in the income statement in future periods.

RBS Group - 2009 Annual results

Highlights (continued)

Net interest income
Net interest income declined by 12% as Group net interest margin narrowed by 26 basis points to 1.79%. Deposit margins have remained under pressure, with strong competition particularly for longer term deposits and rates on many products already at floors in the current low interest rate environment. Asset margins have been gradually rebuilt over the course of the year, helping to stem the erosion of net interest margin experienced over recent years, and overall net interest margins in the Core retail and commercial banking divisions started to recover in the second half. Excluding RFS Holdings minority interest, the non-GAAP net interest margin declined by 14% as Group net interest margin narrowed by 32 basis points to 1.76%

Non-interest income
Non-interest income increased to £22,186 million from £7,193 million in 2008, largely reflecting the sharp improvement in income from trading activities, as improved asset valuations led to lower credit market losses and GBM benefited from the restructuring of its business to focus on core customer franchises. The Group also recorded a gain of £3,790 million on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities. Fees and commissions receivable were as a result of the withdrawal of the single premium payment protection insurance product and the restructuring of UK current account overdraft fees, being offset by higher fees in businesses attributable to RFS Holdings minority interest. Excluding RFS Holdings minority interest, the non-GAAP non-interest income increased to £15,858 million from £4,835 million in 2008.

Efficiency
The Group cost:income ratio improved to 55.5% from 209.5% in 2008. The Group has launched a substantial investment programme, targeting cost efficiencies across the Core divisions, enhanced customer service platforms and improved control systems.

Impairments
Impairment losses increased to £14,950 million from £8,072 million in 2008, with Core bank impairments rising by £2,182 million; Non-Core by £4,285 million and RFS Holdings minority interest by £411 million. Signs that impairments might have peaked appear to have been borne out in the fourth quarter, and there are indications that the pace of downwards credit rating migration for corporates is slowing. Nonetheless, the financial circumstances of many consumers and businesses remain fragile, and rising refinancing costs, whether as a result of monetary tightening or of increased regulatory capital requirements, could expose some customers to further difficulty.

Balance sheet
Significant progress has been achieved in reducing the Group balance sheet to a sustainable scale. Total assets have been cut by £705 billion over the course of 2009 to £1,696 billion at 31 December 2009.  Funded assets have declined by £154 billion, with both the Non-Core division and Global Banking & Markets making good progress in reducing exposures. Non-Core has exceeded its previously announced target for third party asset run-off in 2009 by £15 billion. Group risk-weighted assets have been reduced by £155 billion during the year, including £128 billion benefit from the Asset Protection Scheme (APS). For further details on the APS see Appendix 2.

RBS Group - 2009 Annual results

Business and strategic update

Capital
Following the issue of B shares to the UK Government and accession to the Asset Protection Scheme in December 2009, the Group’s core tier 1 capital ratio has increased to 11.0%, from 6.6% at 31 December 2008. The year-end core tier 1 ratio benefits by 130 basis points from the APS, with risk-weighted asset relief provided by the Scheme partially offset by related core tier 1 deductions. Excluding RFS Holdings minority interest, the Group’s Core Tier 1 ratio has increased to 11.0% from 5.9% at 31 December 2008.

Key metrics

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Performance ratios
Net interest margin	1.79%	2.05%
Core cost:income ratio	47.7%	57.1%
Group cost:income ratio	55.5%	209.5%
Continuing operations:
Basic loss per ordinary and B share (1)	(6.3p)	(146.2p)

	31 December 2009	31 December 2008

Capital and balance sheet
Total assets	£1,696.5bn	£2,401.7bn
Funded balance sheet (2)	£1,255.0bn	£1,409.1bn
Loan:deposit ratio (net of provisions)	126%	144%
Risk-weighted assets – gross	£668.6bn	£695.8bn
Benefit of APS	(£127.6bn)	-
Risk-weighted assets (RWAs)	£541.0bn	£695.8bn
Total equity	£94.6bn	£80.5bn
Core Tier 1 ratio	11.0%	6.6%
Tier 1 ratio	14.1%	10.0%
Tangible equity leverage ratio (3)	4.2%	1.8%
Net tangible equity per share	48.5p	64.6p

For definitions of the notes see page 20.

Business and strategic update (continued)

Strategic plan

RBS has made a strong start on the implementation of the strategic plan first announced in February 2009, with good progress made against the targets set out for the Group.  The Group has sharply reduced risk in its balance sheet through rapid run-off of Non-Core exposures, disposals both of asset portfolios and of whole businesses, and enhancements to its risk control framework. At the same time, the core business franchises have shown resilience through difficult economic conditions, and are increasingly well positioned as the major economies in which they operate start to recover. Detailed plans for further improvements to the efficiency of these core businesses have been developed and are expected to yield both cost reductions and enhanced customer service over the next three years.

There remain, however, many uncertainties in the economic environment and the Group expects the process of rebuilding standalone strength and shareholder value to take several years.

Balance sheet management

Significant progress has been achieved in reducing the Group balance sheet to a sustainable scale. Total assets have been cut by £705 billion over the course of 2009 to £1,696 billion at 31 December 2009.  Funded assets have declined by £155 billion, with both the Non-Core division and Global Banking & Markets (GBM) making good progress in reducing exposures. Excluding Sempra, Non-Core has exceeded its previously announced target for third party asset run-off in 2009 by £15 billion. Group risk-weighted assets have decreased by £155 billion during the year, including a £128 billion benefit from the Asset Protection Scheme.

●
Following accession to the APS and the issue of B shares to the UK Government in December 2009, the Group’s core tier 1 capital ratio has increased to 11.0%, from 6.6% at 31 December 2008 and 6.5% at 30 September 2009. The year-end core tier 1 ratio benefits by 130 basis points from the APS, with risk-weighted asset relief provided by the Scheme partially offset by related core tier 1 deductions.

●
The Group’s loan deposit ratio, net of provisions, has improved to 126%, compared with 144% at the end of 2008. The Group’s loan:deposit ratio, excluding RFS Holdings minority interest and net of provisions (non-GAAP measure), has improved to 135%, compared with 151% at the end of 2008, with loans and advances sharply lower (principally in the GBM and Non-Core divisions) and good balance growth in the core deposit-gathering franchises. The Core loan:deposit ratio at 31 December 2009 was 104%, compared with 118% at the end of 2008.

●
Wholesale unsecured funding of less than one year duration, excluding RFS Holdings minority interest (non-GAAP measure), has declined to £250 billion, (including £109 billion of bank deposits) compared with £343 billion at the end of 2008 and £294 billion at the end of the third quarter of 2009.

●	Liquidity reserves, excluding RFS Holdings minority interest (non-GAAP measure), have increased to £171 billion, compared with £90 billion at the end of 2008 and £140 billion at 30 September 2009.

RBS Group - 2009 Annual results

Business and strategic update (continued)

Core Bank

The Group’s customer franchises have remained resilient through a difficult year. RBS has sustained its position in its core retail and corporate markets, with customer numbers steady or growing across the Group’s major businesses.

●
UK Retail added 60,000 current accounts customers during the fourth quarter, with current account numbers rising by 3% over the last year to 12.8 million at 31 December 2009. Over 1 million savings accounts have been added over the year.

●	UK Retail added 19,000 mortgage accounts during the fourth quarter, taking mortgage account numbers to 845,000, 10% up on December 2008.

●	UK Corporate and Commercial customer numbers held stable, including over 1.1 million SMEs.

●	GBM maintained its market position in core franchise areas through 2009, with top tier market rankings in foreign exchange, options, rates, equities and debt capital markets.

●	Ulster Bank held SME and corporate customer numbers stable over the last year and increased consumer accounts by 3%, compared with December 2008.

●
US Retail and Commercial’s consumer and commercial customer bases held steady in its core New England, mid-Atlantic and Midwest regional footprint during the quarter, with 58,000 personal checking accounts added over the course of the year. The division substantially improved its position in the mortgage origination market.

●
RBS Insurance has achieved good growth in policy numbers, driven by the success of its own brands. Churchill’s motor policy numbers grew by 19% and its home policies by 32% over the course of 2009, with Direct Line, which is not available on price comparison websites, achieving steadier growth – up 4% in motor and 2% in home over the same period.

The Core Bank performed strongly in 2009, with operating profit rebounding from 2008’s weak levels to £8,325 million, despite an 87% increase in impairments to £4,678 million.

The principal driver of the Core Bank performance was the turnaround in the performance of GBM, which was loss-making in 2008. Although the exceptionally buoyant market conditions experienced in the first quarter levelled off over the course of the year, the restructuring of the business to focus on core customer franchises has been successful, with returns improving as a result of disciplined use of capital to support targeted clients.

The retail and commercial banking divisions also made good progress in reshaping their businesses to benefit from economic recovery, with improvements to product offerings and customer service contributing to their performance. Each business has taken steps to stem the erosion of net interest margin experienced over recent years, and although the strong competition for deposits has substantially reduced liability margins, efforts to rebuild asset pricing have begun to bear fruit. Net interest margin for the Core retail and commercial banking divisions recovered to 3.04% in the fourth quarter, significantly better than 2.70% in the first quarter.

RBS Group - 2009 Annual results

Business and strategic update (continued)

Core Bank (continued)
Signs that impairments might have peaked appear to have been borne out in the fourth quarter, and there are indications that the pace of downwards credit rating migration for corporates is slowing. Nonetheless, the financial circumstances of many consumers and businesses remain fragile, and rising refinancing costs, whether as a result of monetary tightening or of increased regulatory capital requirements, could expose some customers to further difficulty.

Efficiency has improved substantially, with the Core Bank cost:income ratio, net of insurance claims, improving to 53.5% from 66.2% in 2008. The Group has launched a substantial investment programme, targeting cost efficiencies across the Core divisions, enhanced customer service platforms and improved control systems. A Core Bank cost:income ratio, net of insurance claims, below 50% is the target for 2013.

Group and detailed divisional targets, published in August 2009, have been reviewed and updated in the light of the APS and the EU-mandated disposals, although the impact of the Basel Committee’s proposals for changes to the bank capital regime has yet to be fully assessed, as has the effect of further changes to the regulatory environment.  The targets are generally unchanged, except for the 2011 cost:income ratio target for Global Transaction Services, which has been revised in view of the planned disposal of Global Merchant Services, the Group’s leading card acquisition business.

These targets do not constitute forecasts, but it is the Group’s intention to make measurable progress towards these goals in the period covered.

RBS Group - 2009 Annual results

Business and strategic update (continued)

EU restructuring remedies

To comply with the state aid requirements of the European Commission (EC), RBS has agreed to undertake a further set of restructuring measures, in addition to those set out in its original strategic plan.

These measures include a number of divestments by the end of 2013:

●
RBS Sempra Commodities, in which the Group has a 51% interest, has been moved into Non-Core. On 16 February 2010 an agreement to sell RBS Sempra Commodities’ metals, oil and European energy businesses to J.P.Morgan Chase for $1.7 billion was announced. RBS and its joint venture partner, Sempra Energy, are continuing to consider ownership alternatives for the remaining business lines.

●
A retail and business banking operation, whose principal components are the RBS branch network in England and Wales together with NatWest’s Scottish branches, is in the process of being prepared for sale. An information memorandum is being issued to potential buyers. An agreement on a sale is targeted for 2010, but there are complex separation issues and completion is not expected until 2011.

●
Global Merchant Services, the Group’s card payment acquiring business, has attracted considerable buyer interest and an information memorandum will be issued shortly. Closing is expected in the second half of 2010.

●	RBS Insurance is being prepared for eventual sale or flotation. The divestment will be timed to maximise value, but the current target date is 2012.

Other measures required by the EC include:

●	Prohibition of the payment of dividends or coupons on existing hybrid capital instruments until 2012, unless there is a legal obligation to pay them.

●	GBM to rank no higher than fifth in the combined global all debt league table for three years.

●	Accomplishment of balance sheet reduction targets implicit in the RBS Strategic Plan. (1)

In addition to the disposals required by the EC, RBS disposed of a number of holdings in 2009, despite difficult market conditions, including its equity stake in Bank of China, the 50% shareholding in Linea Directa, and parts of its retail and commercial banking operations in a number of Asian markets.

Since the end of the year, agreement has been reached on the sale of parts of RBS Asset Management to Aberdeen Asset Management.

Refer to Appendix 1 for further information on how the divestments of these businesses, to meet the European Commission’s State Aid requirements, will impact the Group.

Note:
(1)	Subject to adjustments. If RBS misses 2013 targeted reduction, further divestments will be required. For further details see Appendix 3.

RBS Group - 2009 Annual results

Business and strategic update (continued)

Remuneration policy

The Group Remuneration Committee has approved remuneration proposals in respect of 2009. Following its right under the Remuneration Commitments and the Accession Agreement of the Asset Protection Scheme, UK Financial Investments (UKFI) has given its consent to these proposals.

These proposals are consistent with the framework the Board has established to put RBS at the leading edge of pay reform. The basis of the framework is:

●
No reward for failure: pay awards are subject to challenging and measurable performance criteria directly linked to results and to RBS’s strategic plan. Senior executives responsible for the overall losses have left the Group.

●	Deferral: an extensive deferral policy, in line with G20 principles, has been introduced and agreed with the Financial Services Authority.
	○	Executive directors have deferred the entirety of any 2009 bonus until 2012.

	○	Holding periods have been extended to five years for shares forming part of the pay of the highest earners in the investment bank.

	○	All 2009 bonuses awarded to those earning over £39,000 will be deferred and paid in three tranches over the period to June 2012.

●	Clawback: a robust clawback mechanism has been introduced for all discretionary bonus payments.

The pay awards agreed result in a compensation ratio of 27% for GBM, or 28% if adjusted for past and current year deferral accounting.

UK Lending Commitments

RBS is unambiguously open for business and the Group has many initiatives under way to promote this to its customers, many of whom are understandably nervous about financial matters in these challenging economic times. In February 2009, as a pre-requisite to participation in the APS, the Group agreed to make available an additional £25 billion of UK lending (£9 billion of mortgage lending and £16 billion of business lending) to creditworthy customers on commercial terms, and subject to market demand, over the ensuing 12 months.  Potential adjustments to the lending commitments to reflect economic circumstances over the 12 months from March 2010 are currently under discussion with the UK Government.The Group has the funding, the capital and the desire to make this lending available to customers, subject necessarily to their credit profile and to market pricing.

RBS believes that the lending commitments are being met.  However, their impact is currently masked by the fact that, in the current economic environment, many customers are reducing their borrowings.  As a result, demand for lending is subdued, especially from business customers. This phenomenon is being seen across most industrialised countries.

RBS Group - 2009 Annual results

Business and strategic update (continued)

UK Lending Commitments (continued)

Since entering into this commitment, RBS has achieved strong results in the UK mortgage market:

●	Gross lending in 2009 totalled £19.3 billion, including over £3.8 billion to first time buyers.

●
UK mortgage balances totalled £91.9 billion at 31 December 2009, 15% higher than at the end of 2008.  Net mortgage lending over the year was £11.8 billion and the Group is on target to surpass the £9 billion mortgage lending commitment.

●	Acceptance rates for mortgage lending, at over 88%, remain high.

In business markets, RBS has achieved gross new lending of £60.2 billion in 2009.  However, after taking account of loan repayments and overdraft movements, RBS’s business lending balances at 31 December 2009 totalled £151.2 billion, a decline of 8% since the end of 2008.

In the SME segment, gross lending in 2009 was £38.6 billion. Demand remains subdued, with term loan applications down 23% by value.  In addition, repayments increased significantly in the year (term loan repayments were 53% higher than in 2008) with businesses accelerating their repayments of existing borrowings.

The acceptance rate across all categories of SME credit remains stable at over 85%. The average interest rate on new lending to SMEs has fallen to 3.04% in the fourth quarter, compared with 5.86% in the fourth quarter of 2008. Overdraft utilisation rates across the SME and mid-corporate segments have reduced to 41% at the end of December 2009 from 43% at the end of June, providing further evidence that businesses are voluntarily reducing borrowings.

Among larger corporates, RBS advanced £21.6 billion of gross new lending in 2009.  Demand continues to be impacted by the macroeconomic environment and many larger corporates are actively deleveraging to repair their balance sheets.  Larger corporate customers had access to undrawn committed facilities of more than £42 billion at the end of 2009.

RBS Group - 2009 Annual results

Business and strategic update (continued)

UK Lending Commitments (continued)

Within this context, RBS has been a significant player in facilitating access to the debt and equity markets for its larger clients.  During the year, RBS was bookrunner for more debt issues by UK corporates than any other bank and participated in over 80% of the equity issues by UK corporates.  Much of this finance raised has been used to pay back bank borrowing.

	31 December 2008	31 December 2009	Gross lending during 2009	Net lending during 2009
	£bn	£bn	£bn	£bn

Mortgages	80.1	91.9	19.3	11.8

Total Business	163.4	151.2	60.2	(12.2)
- SME	68.0	67.0	38.6	(1.0)
- Mid-corporate	49.3	44.4	15.2	(4.9)
- Large Corporate	46.1	39.8	6.4	(6.3)

Total lending	243.5	243.1	79.5	(0.4)

RBS Group - 2009 Annual results

Condensed consolidated balance sheet
at 31 December 2009

	2009	2008
	£m	£m

Assets
Cash and balances at central banks	52,261	12,400
Net loans and advances to banks	56,656	79,426
Reverse repurchase agreements and stock borrowing	35,097	58,771
Loans and advances to banks	91,753	138,197
Net loans and advances to customers	687,353	835,409
Reverse repurchase agreements and stock borrowing	41,040	39,313
Loans and advances to customers	728,393	874,722
Debt securities	267,254	267,549
Equity shares	19,528	26,330
Settlement balances	12,033	17,832
Derivatives	441,454	992,559
Intangible assets	17,847	20,049
Property, plant and equipment	19,397	18,949
Deferred taxation	7,039	7,082
Prepayments, accrued income and other assets	20,985	24,402
Assets of disposal groups	18,542	1,581

Total assets	1,696,486	2,401,652

Liabilities
Bank deposits	104,138	174,378
Repurchase agreements and stock lending	38,006	83,666
Deposits by banks	142,144	258,044
Customer deposits	545,849	581,369
Repurchase agreements and stock lending	68,353	58,143
Customer accounts	614,202	639,512
Debt securities in issue	267,568	300,289
Settlement balances and short positions	50,876	54,277
Derivatives	424,141	971,364
Accruals, deferred income and other liabilities	30,327	31,482
Retirement benefit liabilities	2,963	2,032
Deferred taxation	2,811	4,165
Insurance liabilities	10,281	9,976
Subordinated liabilities	37,652	49,154
Liabilities of disposal groups	18,890	859

Total liabilities	1,601,855	2,321,154

Equity
Minority interests	16,895	21,619
Owners’ equity*
Called up share capital	14,630	9,898
Reserves	63,106	48,981

Total equity	94,631	80,498

Total liabilities and equity	1,696,486	2,401,652

*Owners’ equity attributable to:
Ordinary and B shareholders	69,890	45,525
Other equity owners	7,846	13,354

	77,736	58,879

RBS Group - 2009 Annual results

Commentary on condensed consolidated balance sheet

Total assets of £1,696.5 billion at 31 December 2009 were down £705.2 billion, 29%, compared with 31 December 2008, principally reflecting substantial repayments of customer loans and advances as corporate customer demand fell and corporates looked to deleverage their balance sheets. Lending to banks also fell in line with significantly reduced wholesale funding activity. There were also significant falls in the value of derivative assets, with a corresponding fall in derivative liabilities.

Cash and balances at central banks were up £39.9 billion to £52.3 billion due to the placing of short-term cash surpluses, including the proceeds from the issue of B shares in December, with central banks.

Loans and advances to banks decreased by £46.4 billion, 34%, to £91.8 billion with reverse repurchase agreements and stock borrowing (‘reverse repos’) down by £23.7 billion, 40% to £35.1 billion and lower bank placings, down £22.7 billion, 29%, to £56.7 billion largely as a result of reduced wholesale funding activity in Global Banking & Markets.

Loans and advances to customers were down £146.3 billion, 17%, at £728.4 billion.  Within this, reverse repos increased by 4%, £1.7 billion to £41.0 billion.  Excluding reverse repos, lending decreased by £148.0 billion, 18%, to £687.4 billion or by £141.8 billion, 17%, before impairment provisions.  This reflected reductions in Global Banking & Markets of £71.4 billion, and planned reductions in Non-Core of £30.1 billion, including a £3.2 billion transfer to disposal groups in respect of RBS Sempra Commodities and the Asian and Latin American businesses. Reductions were also experienced in US Retail & Commercial, £7.4 billion; UK Corporate & Commercial, £5.4 billion; Ulster Bank, £1.8 billion; and the effect of exchange rate movements, £33.1 billion, following the strengthening of sterling during the year, partially offset by growth in UK Retail of £9.2 billion, and in Wealth of £1.4 billion.

Debt securities were flat at £267.3 billion and equity shares decreased by £6.8 billion, 26%, to £19.5 billion, principally due to the sale of the Bank of China investment and lower holdings in Global Banking & Markets and Non-Core, largely offset by growth in Group Treasury, in part reflecting an £18.0 billion increase in the gilt liquidity portfolio, and in the RFS Holdings minority interest.

Settlement balances were down £5.8 billion, 33%, at £12.0 billion as a result of lower customer activity.

Movements in the value of derivative assets, down £551.1 billion, 56%, to £441.5 billion, and liabilities, down £547.2 billion, 56%, to £424.1 billion, reflect the easing of market volatility, the strengthening of sterling and significant tightening in credit spreads in the continuing low interest rate environment.

Increases in assets and liabilities of disposal groups reflect the inclusion of the RBS Sempra Commodities business and the planned sale of a number of the Group’s retail and commercial activities in Asia and Latin America.

Deposits by banks declined by £115.9 billion, 45%, to £142.1 billion due to a decrease in repurchase agreements and stock lending (‘repos’), down £45.7 billion, 55%, to £38.0 billion and reduced inter-bank deposits, down £70.2 billion, 40% to £104.1 billion principally in Global Banking & Markets, reflecting reduced reliance on wholesale funding, and in the RFS Holdings minority interest.

RBS Group - 2009 Annual results

Commentary on condensed consolidated balance sheet (continued)

Customer accounts were down £25.3 billion, 4%, to £614.2 billion. Within this, repos increased £10.2 billion, 18%, to £68.4 billion.  Excluding repos, deposits were down £35.5 billion, 6%, to £545.8 billion, primarily due to; reductions in Global Banking & Markets, down £38.0 billion; Non-Core, £13.0 billion; including the transfer of £8.9 billion to disposal groups; and Ulster Bank, £1.2 billion; together with exchange rate movements, £26.9 billion, offset in part by growth across all other divisions, up £23.0 billion, and in the RFS Holdings minority interest, up £20.6 billion.

Debt securities in issue were down £32.7 billion, 11% to £267.6 billion mainly as a result of movements in exchange rates, together with reductions in Global Banking & Markets, Non-Core and the RFS Holdings minority interest.

Retirement benefit liabilities increased by £0.9 billion, 46%, to £3.0 billion, with net actuarial losses of £3.7 billion, arising from lower discount rates and higher assumed inflation, partially offset by curtailment gains of £2.1 billion due to changes in prospective pension benefits.

Subordinated liabilities were down £11.5 billion, 23% to £37.7 billion, reflecting the redemption of £5.0 billion undated loan capital, £1.5 billion trust preferred securities and £2.7 billion dated loan capital, together with the effect of exchange rate movements and other adjustments, £2.9 billion, partly offset by the issue of £2.3 billion undated loan capital within the RFS Holdings minority interest.

Equity minority interests decreased by £4.7 billion, 22%, to £16.9 billion.  Equity withdrawals of £3.1 billion, due to the disposal of the investment in the Bank of China attributable to minority shareholders and the redemption, in part, of certain trust preferred securities, exchange rate movements of £1.4 billion, the recycling of related available-for-sale reserves to income, £0.5 billion, and dividends paid of £0.3 billion, were partially offset by attributable profits of £0.3 billion.

Owners' equity increased by £18.9 billion, 32% to £77.7 billion.  The issue of B shares to HM Treasury in December 2009 raised £25.1 billion, net of expenses, and was offset in part by the creation of a £1.2 billion reserve in respect of contingent capital B shares.  The placing and open offer in April 2009 raised £5.3 billion to fund the redemption of the £5.0 billion preference shares issued to HM Treasury in December 2008.  Actuarial losses, net of tax, of £2.7 billion; the attributable loss for the period, £2.7 billion; exchange rate movements of £1.9 billion; the payment of other owners dividends of £0.9 billion including £0.3 billion to HM Treasury on the redemption of preference shares, and partial redemption of paid-in equity  £0.3 billion were partly offset by increases in available-for-sale reserves, £1.8 billion; cash flow hedging reserves, £0.6 billion; and the equity owners gain on withdrawal of minority interests, net of tax, of £0.5 billion arising from the redemption of trust preferred securities.

RBS Group - 2009 Annual results

Results summary

	Year ended
	31 December 2009	31 December 2008

Performance ratios
Net interest margin	1.79%	2.05%
Core cost:income ratio	47.7%	57.1%
Group cost:income ratio	55.5%	209.5%
Continuing operations:
Basic loss per ordinary and B share (1)	(6.3p)	(146.2p)

	31 December 2009	31 December 2008

Capital and balance sheet
Funded balance sheet (2)	£1,255.0bn	£1,409.1bn
Total assets	£1,696.5bn	£2,401.7bn
Risk-weighted assets - gross	£668.6bn	£695.8bn
Benefit of APS	(£127.6bn)	-
Risk-weighted assets	£541.0bn	£695.8bn
Core Tier 1 ratio	11.0%	6.6%
Tier 1 ratio	14.1%	10.0%
Risk elements in lending (REIL)	£38.2bn	£21.3bn
Risk elements in lending as a % of loans and advances	5.40%	2.51%
Provision balance as % of REIL/PPL	45%	51%
Loan:deposit ratio (net of provisions)	126%	144%
Tangible equity leverage ratio (3)	4.2%	1.8%
Net tangible equity per share	48.5p	64.6p

Notes:
(1)	Loss from continuing operations attributable to ordinary and B shareholders divided by weighted average number of shares in issue.
(2)	Funded balance sheet is defined as total assets less derivatives.
(3)	The tangible equity leverage ratio is based on total tangible equity divided by total tangible assets (after netting derivatives).

Results summary (continued)

	Year ended
	31 December 2009	31 December 2008
Net interest income	£m	£m

Net interest income (1)	16,220	18,231

Net interest margin
- Group	1.79%	2.05%
- Global Banking & Markets	1.38%	1.34%
- Rest of Core Group	2.41%	2.97%
- Non-Core	0.69%	0.87%

Selected average balances
Loans and advances to banks	53,747	50,589
Loans and advances to customers	710,726	714,790
Debt securities	139,365	121,815
Interest earning assets	903,838	887,194
Deposits by banks	129,233	159,809
Customer accounts	472,207	487,081
Subordinated liabilities	39,862	39,818
Interest bearing liabilities	818,422	832,350
Non-interest bearing deposits	43,605	37,421

Selected average yields (%)
Loans and advances to banks	1.72	4.76
Loans and advances to customers	3.98	5.87
Debt securities	3.36	4.57
Interest earning assets	3.75	5.63
Deposits by banks	2.35	4.11
Customer accounts	1.69	3.36
Subordinated liabilities	3.78	5.42
Interest bearing deposits	2.16	3.81

Non-interest bearing deposits as a percentage of interest earning assets	4.82	4.22

Note:
(1)	Refer to notes on page 66.

RBS Group - 2009 Annual results

Results summary (continued)

Key points

2009 compared with 2008

●
Net interest margin declined by 26 basis points compared with 2008 primarily reflecting the pressure on liability margins, given rates on many deposit products at floors in the low interest rate environment and strong competition, particularly for longer term deposits and the build up of the Group’s liquidity portfolio. Excluding RFS Holdings minority interest, the non-GAAP net interest margin declined by 32 basis points to 1.76% compared with 2008.

●
Asset margins have been gradually rebuilt over the course of the year helping to stem the erosion of net interest margin experienced over recent years, with the overall retail and commercial asset margin improving from c.1.4% in 2008 to c.1.75% in 2009. Improvement has been noted across all retail and commercial divisions.

●	GBM net interest margin increased modestly, reflecting higher margins on GBM banking assets, partially offset by lower money market income.

●
UK Corporate net interest margin declined, reflecting higher funding costs and continued competitive pricing due to strong demand for deposits. UK Retail held its net interest margin in line with 2008 as wider asset margins offset decreasing liability margins in a competitive deposit market.

RBS Group - 2009 Annual results

Results summary (continued)

	Year ended
	31 December 2009	31 December 2008
Non-interest income	£m	£m

Net fees and commissions	7,009	7,445

Income/(loss) from trading activities	3,881	(8,477)

Gain on redemption of own debt	3,790	-

Other operating income	1,962	1,899

Non-interest income (excluding insurance premiums)	16,642	867

Insurance net premium income	5,544	6,326

Total non-interest income	22,186	7,193

Key points

2009 compared with 2008
●
Non-interest income increased to £22,186 million from £7,193 million in 2008. Excluding RFS Holdings minority interest, the non-GAAP non-interest income increased to £15,858 from £4,835 million in 2008.

●
Net fees and commissions fell by £436 million primarily due to the withdrawal of the single premium payment protection insurance product and the restructuring of current account overdraft fees within UK Retail during the year, as well as to reduced fees received in Non-Core. This was partially offset by improved performance in GBM (£112 million) and US Retail & Commercial (£50 million).

●
Income from trading activities rose substantially during the year by £12,358 million, principally due to lower credit market losses reflecting improved underlying asset prices compared with 2008. Increased market volatility and strong customer demand in a positive trading environment also contributed to this improvement.

●	In the second quarter of 2009 the Group recorded a gain of £3,790 million on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities.

●
Other operating income increased by £63 million. This improvement reflected a small gain in the fair value of securities and other assets and liabilities compared with a loss of £1.7 billion in 2008. This was partially offset by lower profits on sales of securities and properties and reduced dividend income, together with a loss on sale of subsidiaries and associates of £0.1 billion compared with a profit of £0.9 billion in 2008, which included a gain of £600 million on the sale of Angel Trains.

●	Insurance net premium income fell by £782 million principally reflecting lower bancassurance fees and lower general insurance premiums.

RBS Group - 2009 Annual results

Results summary (continued)

	Year ended
	31 December 2009	31 December 2008
Operating expenses	£m	£m

Staff costs
- excluding pension schemes curtailment gains	11,783	10,410
- pension schemes curtailment gains	(2,148)	-
Premises and equipment	3,087	2,593
Other	5,584	5,464

Administrative expenses	18,306	18,467
Depreciation and amortisation	2,809	3,154
Write-down of goodwill and other intangible assets	363	32,581

Operating expenses	21,478	54,202

General insurance	4,223	3,733
Bancassurance	634	697

Insurance net claims	4,857	4,430

Staff costs as a percentage of total income	24.9%	40.2%

Key points

2009 compared with 2008

●
Operating expenses declined by 60% to £21,478 million largely reflecting a substantial decrease in the write-down of goodwill and other intangible assets. Excluding RFS Holdings minority interest, the non-GAAP operating expenses increased by 7% to £17,401 million.

●
Staff costs, excluding pension schemes curtailment gains, were up £1,373 million with most of the movement relating to adverse movements in foreign exchange rates and some salary inflation. Changes in incentive compensation, primarily in Global Banking & Markets, represented most of the remaining change.

●
Pension curtailment gains of £2,148 million were recognised during the fourth quarter of 2009 arising from changes to prospective pension benefits in the defined benefit scheme and certain other subsidiary schemes.

●	Premises and equipment costs rose by £494 million primarily due to the impact of expanded Group premises in London and the US.

●	Other expenses fell by £120 million due to integration benefits in GBM partially offset by increased deposit insurance levies in the US.

●	General insurance claims rose by £490 million primarily as a result of the rise in estimated costs of bodily injury claims within the motor lines of business.

●	Bancassurance claims fell by £63 million reflecting lower business volumes offset by improved returns on investment products being passed onto customers.

RBS Group - 2009 Annual results

Results summary (continued)

	Year ended
	31 December 2009	31 December 2008
Impairment losses	£m	£m

Impairment losses by division
UK Retail	1,679	1,019
UK Corporate	927	319
Wealth	33	16
Global Banking & Markets	640	522
Global Transaction Services	39	54
Ulster Bank	649	106
US Retail & Commercial	702	437
RBS Insurance	8	42
Central items	1	(19)

Core	4,678	2,496
Non-Core	9,221	4,936

	13,899	7,432
RFS Holdings minority interest	1,051	640

	14,950	8,072

Impairment losses by asset category
Loans and advances	14,134	7,091
Available-for-sale securities	816	981

	14,950	8,072

Loan impairment charge as % of gross loans and advances excluding reverse repurchase
agreements	2.01%	0.84%

Key points

2009 compared with 2008

●
Impairment losses were £14,950 million compared with £8,072 million. Impairment losses in the Core divisions increased by £2,182 million, Non-Core losses increased by £4,285 million and RFS Holdings minority interest losses increased by £411 million.

●	In the Core business, the biggest increases were in UK Retail, UK Corporate and Ulster Bank, reflecting the difficult economic environment.

●	Non-Core losses also increased substantially, particularly across the corporate and property sectors.

RBS Group - 2009 Annual results

Results summary (continued)

	Year ended
	31 December 2009	31 December 2008
Credit and other market losses (1)	£m	£m

Monoline exposures	2,387	3,093
CDPCs	957	615
Asset-backed products (2)	288	4,778
Other credit exotics	558	947
Equities	47	948
Leveraged finance	-	1,088
Banking book hedges	1,727	(1,642)
Other	188	268

	6,152	10,095
Notes:
(1)	Included in ‘Income/(loss) from trading activities’
(2)	Includes super senior asset-backed structures and other asset-backed products.

Key points

2009 compared with 2008

●	Losses relating to monoline exposures were £2,387 million in 2009 compared with £3,093 million in 2008.

○
The credit quality of the monolines has continued to deteriorate and the level of CVA held against exposures to monoline counterparties has increased from 52% to 62% during the year. This was driven by a combination of wider credit spreads and lower recovery rates.

	○	The gross exposure to monoline counterparties has decreased primarily due to a combination of higher prices of underlying reference instruments and restructuring certain exposures.

○
The increase in CVA resulting from the credit quality deterioration was partially offset by the decrease in CVA requirement following the reduction in gross exposure due to higher prices of underlying reference instruments. Consequently the net losses incurred in this regard were lower than in 2008 when there was both an increase in gross exposure and deterioration in credit quality.

●	Losses relating to CDPC exposures were £957 million in 2009 compared with £615 million in 2008.

	○	The credit quality of the CDPCs has continued to deteriorate and the level of CVA held against exposures to CDPC counterparties has increased from 27% to 39% during the year.

○
The gross exposure to CDPC counterparties has reduced primarily due to a combination of tighter credit spreads of the underlying reference loans and bonds, and a decrease in the relative value of senior tranches compared with the underlying reference portfolios.

RBS Group - 2009 Annual results

Results summary (continued)

Key points

2009 compared with 2008 (continued)

○
The decrease in CVA requirement following the reduction in gross exposure was partially offset by the increase in CVA requirement resulting from the credit quality deterioration. Consequently there were net gains in this regard in 2009 compared with losses in 2008 when there was both an increase in gross exposure and deterioration in credit quality.

○
Net losses were incurred in 2009 due to hedges put in place at the end of 2008 and during 2009 which effectively cap the exposure to certain CDPCs. As the exposure to these CDPCs has reduced, losses have been incurred on the hedges.

●	Losses relating to asset-backed products were £288m in 2009 compared with £4,778 million in 2008.

○ Losses reported in 2009 primarily relate to super senior CDOs. The significant price declines of the underlying predominantly mortgage-backed securities seen in 2008 were not repeated in 2009.

○ Losses on other mortgage backed securities were greatly reduced in 2009 as many of these positions were sold or substantially written down in 2008 resulting in reduced net exposure in 2009.

●	Losses relating to Credit exotics were £558 million in 2009 compared with £947 million in 2008. These losses were reduced in 2009 as hedges were put in place to mitigate the risk.

●	Leveraged finance assets were reclassified on 1 July 2009. Changes in the fair value of these assets are only recognised in the income statement to the extent that they are considered impairments.

●
Losses relating to banking book hedges were £1,727 million in 2009 compared with profits of £1,642 million in 2008. These trades hedge counterparty risk that arises from loans and bonds on the regulatory banking book. As credit spreads have generally tightened in 2009 the value of these hedges has decreased resulting in losses. These hedges gave rise to gains in 2008 due to credit spreads generally widening.

RBS Group - 2009 Annual results

Results summary (continued)

Capital resources and ratios	31 December 2009	31 December 2008

Core Tier 1 capital	£59.5bn	£46.2bn

Tier 1 capital	£76.4bn	£69.8bn

Total capital	£87.2bn	£98.2bn

Risk-weighted assets – Gross	£668.6bn	£695.8bn

Benefit of APS	(£127.6bn)	-

Risk-weighted assets	£541.0bn	£695.8bn

Core Tier 1 ratio	11.0%	6.6%

Tier 1 ratio	14.1%	10.0%

Total capital ratio	16.1%	14.1%

Key points

2009 compared with 2008

●	The significant increase in the Core Tier 1 Capital and ratio reflects the impact of the accession to the Asset Protection Scheme and issue of B shares to the UK Government in December.

●
Risk-weighted assets (RWAs) have decreased by £155 billion from the end of 2008 with reductions due to APS of £128 billion, de-leveraging of £84 billion and movements in exchange rates of £20 billion partially offset by impacts of procyclicality, £75 billion and market risk volatility, £18 billion. There was a further reduction due to a decrease in the RWAs of RFS Holdings minority interest of £16 billion.

RBS Group - 2009 Annual results

Results summary (continued)

	31 December 2009	31 December 2008
Balance sheet	£bn	£bn

Funded balance sheet	1,255.0	1,409.1

Total assets	1,696.5	2,401.7

Loans and advances to customers (excluding reverse repurchase agreements and stock borrowing)	687.4	835.4

Customer accounts (excluding repurchase agreements and stock lending)	545.8	581.4

Loan:deposit ratio (Core - net of provisions)	104%	118%

Loan:deposit ratio (Non-Core - net of provisions)	1,121%	683%

Loan:deposit ratio (Group-net of provisions)	126%	144%

Loan:deposit ratio (Group excluding RFS Holdings minority interest - net of provisions)	135%	151%

Key points

2009 compared with 2008
●	Total assets were down significantly, ahead of the targets set out in the Group’s strategic plan.

	○	Funded balance sheet was down 11% principally reflecting the substantial repayment of loans to banks and customers.

○
Total assets were down 29% principally reflecting substantial repayments of loans to banks and customers and a fall in mark-to-market derivative assets, with a corresponding fall in derivative liabilities.

●
The loan:deposit ratio (net of provisions) has improved to 126% from 144%. The loan:deposit ratio, excluding RFS Holdings minority interest, (net of provisions) has improved to 135%, as loans to customers, excluding reverse repos, fell by £148 billion, while deposits, excluding repos, fell by just £36 billion. The principal drivers were reduced loans and advances in GBM (down £96 billion) and Non-Core (down £42 billion), with UK Retail growing balances but reduced loan demand in other Core divisions. Good customer deposit growth was achieved in most Core divisions, with a particularly strong performance from UK Retail. GBM achieved a targeted reduction in short-term wholesale deposits.

A further analysis of the Group’s funding and liquidity positions is included on pages 131 to 136.

RBS Group - 2009 Annual results

Description of business

Following a comprehensive strategic review, changes were made to the Group’s operating segments in 2009. A Non-Core division was created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell. Furthermore, Business Services (formerly Group Manufacturing) is no longer reported as a separate division and its costs are now allocated to the customer-facing divisions along with certain central costs. UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth). Ulster Bank has become a specific segment. The remaining elements of Europe & Middle East Retail & Commercial Banking, Asia Retail & Commercial Banking and RBS’s portion of shared ABN AMRO assets form part of Non-Core. The segmental measure is now Operating profit/(loss) before tax which differs from Contribution (used previously) and which excludes strategic disposals. Comparative data have been restated accordingly.

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through RBS Coutts.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management & origination.

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States as well as Global Merchant Services, the Group’s United Kingdom and international merchant acquiring business.

Ulster Bank is the leading retail and commercial bank in Northern Ireland and the third largest banking group on the island of Ireland.  It provides a comprehensive range of financial services through both its Retail Markets division, which has a network of branches and operates in the personal and bancassurance sectors, and its Corporate Markets division, which provides services to SME business customers, corporates and institutional markets.

RBS Group - 2009 Annual results

Description of business (continued)

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands.  US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states. It ranks among the top five banks in New England.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Business Services (formerly Group Manufacturing) supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change.

Central Functions comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose. The division contains a range of businesses and asset portfolios primarily from the GBM division, including RBS Sempra Commodities, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses, including regional markets businesses, that the Group has concluded are no longer strategic.

RBS Group - 2009 Annual results

Divisional performance

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Operating profit/(loss) by division
UK Retail	229	723
UK Corporate	1,125	1,781
Wealth	420	348
Global Banking & Markets	5,709	(1,796)
Global Transaction Services	973	1,002
Ulster Bank	(368)	218
US Retail & Commercial	(113)	528
RBS Insurance	58	584
Central items	292	1,025

Core	8,325	4,413
Non-Core	(14,557)	(11,351)

Reconciling items:	(6,232)	(6,938)
RFS Holdings minority interest	(304)	41
Amortisation of purchased intangible assets	(272)	(443)
Write-down of goodwill	(363)	(32,581)
Integration and restructuring costs	(1,286)	(1,357)
Gain on redemption of own debt	3,790	-
Strategic disposals	132	442
Gains on pensions curtailment	2,148	-
Bonus tax	(208)	-

Group operating loss	(2,595)	(40,836)

	Year ended
	31 December 2009	31 December 2008
	%	%

Net interest margin by division
UK Retail	3.59	3.58
UK Corporate	2.22	2.40
Wealth	4.38	4.51
Global Banking & Markets	1.38	1.34
Global Transaction Services	9.22	8.25
Ulster Bank	1.87	1.89
US Retail & Commercial	2.37	2.68
Non-Core	0.69	0.87

Group	1.76	2.08

RBS Group - 2009 Annual results

Divisional performance (continued)

	Year ended
	31 December 2009	31 December 2008
	£bn	£bn

Risk-weighted assets by division
UK Retail	51.3	45.7
UK Corporate	90.2	85.7
Wealth	11.2	10.8
Global Banking & Markets	123.7	151.8
Global Transaction Services	19.1	17.4
Ulster Bank	29.9	24.5
US Retail & Commercial	59.7	63.9
Other	9.4	7.1

Core	394.5	406.9
Non-Core	171.3	170.9

	565.8	577.8
Benefit of APS	(127.6)	-

	438.2	577.8

RFS Holdings minority interest	102.8	118.0

Total	541.0	695.8

RBS Group - 2009 Annual results

UK Retail

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income	3,452	3,187

Net fees and commissions	1,320	1,577
Other non-interest income	309	358

Non-interest income	1,629	1,935

Total income	5,081	5,122

Direct expenses
- staff	(845)	(924)
- other	(421)	(421)
Indirect expenses	(1,773)	(1,851)

	(3,039)	(3,196)

	2,042	1926
Insurance net claims	(134)	(184)
Impairment losses	(1,679)	(1,019)

Operating profit	229	723

Analysis of income by product
Personal advances	1,192	1,244
Personal deposits	1,349	2,037
Mortgages	1,214	500
Bancassurance	380	401
Cards	869	831
Other	77	109

Total income	5,081	5,122

Analysis of impairment by sector
Mortgages	124	31
Personal	1,023	568
Cards	532	420

Total impairment	1,679	1,019

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.15%	0.04%
Personal	7.52%	3.71%
Cards	8.58%	6.67%

	1.63%	1.09%

RBS Group - 2009 Annual results

UK Retail (continued)

Key metrics

	Year ended
	31 December 2009	31 December 2008

Performance ratios
Return on equity (1)	4.2%	13.1%
Net interest margin	3.59%	3.58%
Cost:income ratio	59.8%	62.4%

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	83.2	72.2
- personal	13.6	15.3
- cards	6.2	6.3
Customer deposits (excluding bancassurance)	87.2	78.9
Assets under management – excluding deposits	5.3	5.7
Risk elements in lending	4.6	3.8
Loan:deposit ratio (excluding repos)	115%	116%
Risk-weighted assets	51.3	45.7

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008
•
Operating profit of £229 million was £494 million lower than in 2008.  Profit before impairments was up £166 million or 10%, but impairments rose by £660 million as the economic environment deteriorated, albeit with signs of conditions stabilising in the second half of the year.

•
The division has focused in 2009 on growing secured lending to meet its Government targets while at the same time building customer deposits, thereby reducing the Group’s reliance on wholesale funding.  Loans and advances to customers grew 10%, with a change in mix from unsecured to secured as the Group sought actively to reduce its risk profile, with 15% growth in mortgage lending and an 8% reduction in unsecured lending.

○
Mortgage growth was due to good retention of existing customers and new business sourced predominantly from the existing customer base. Gross mortgage lending market share increased to 12% from 7% in 2008, with the Group on track to exceed its Government targets on net lending by £3 billion.

○
Customer deposits grew 11% on 2008 reflecting the strength of the UK Retail customer franchise, which outperformed the market in an increasingly competitive environment.  Savings balances grew by £6 billion or 11% and account acquisition saw a 20% increase, with 2.2 million accounts opened.  Personal current account balances increased by 12% on 2008 with a 3% growth in accounts to 12.8 million.

RBS Group - 2009 Annual results

UK Retail (continued)

Key points (continued)

2009 compared with 2008 (continued)
•
Net interest income increased significantly by 8% to £3,452 million, driven by strong balance sheet growth. Net interest margin was flat at 3.59%, with decreasing liability margins in the face of stiff competition for deposits offsetting wider asset margins.  The growth in mortgages and the reduction in higher margin unsecured balances also had a negative impact on the blended net interest margin.

•
Non-interest income declined 16% to £1,629 million, principally reflecting the withdrawal of the single premium payment protection insurance product and the restructuring of current account overdraft fees in the final quarter of 2009, with the annualised impact of the overdraft fee restructuring further affecting income in 2010.  The weak economic environment presented little opportunity in 2009 to grow credit card, private banking and bancassurance fees.

•	Expenses decreased by 5%, with the cost:income ratio improving from 62% to 60%.

	○	Direct staff costs declined by 9%, as the division benefited from strong cost control, a focus on process re-engineering and a 10% reduction in headcount.

○
RBS continues to progress towards a more convenient, lower cost operating model, with over 4 million active users of online banking and a record share of new sales achieved through direct channels. More than 5.5 million accounts have switched to paperless statements and 254 branches now utilise automated cash deposit machines.

•	Impairment losses increased 65% to £1,679 million reflecting the deterioration in the economic environment, and its impact on customer finances.

○
The mortgage impairment charge was £124 million (2008 - £31 million) on a total book of £83.2 billion.  Mortgage arrears rates stabilised in the second half of 2009 and remain well below the industry average, as reported by the Council of Mortgage Lenders.  Repossessions show only a small increase on 2008, as the Group continues to support customers facing financial difficulties.

○
The unsecured lending impairment charge was £1,555 million (2008 - £988 million) on a book of £19.8 billion. Industry benchmarks for cards arrears showed a slightly improving trend in the final quarter of 2009, which is consistent with the Group’s experience. RBS continues to perform better than the market on arrears.

●
Risk weighted assets increased by 12% to £51.3 billion due to higher lending and the upward pressure from procyclicality, more than offsetting the adoption of a through-the-cycle loss given default approach for mortgages.

RBS Group - 2009 Annual results

UK Corporate

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income	2,292	2,448

Net fees and commissions	858	829
Other non-interest income	432	460

Non-interest income	1,290	1,289

Total income	3,582	3,737

Direct expenses
- staff	(753)	(801)
- other	(268)	(318)
Indirect expenses	(509)	(518)

	(1,530)	(1,637)

	2,052	2,100
Impairment losses	(927)	(319)

Operating profit	1,125	1,781

Analysis of income by business
Corporate and commercial lending	2,401	2,166
Asset and invoice finance	232	241
Corporate deposits	985	1,266
Other	(36)	64

Total income	3,582	3,737

Analysis of impairment by sector
Banks and financial institutions	15	9
Hotels and restaurants	98	25
Housebuilding and construction	106	42
Manufacturing	51	14
Other	150	53
Private sector education, health, social work, recreational and community services	59	15
Property	259	24
Wholesale and retail trade, repairs	76	37
Asset and invoice finance	113	100

Total impairment	927	319

RBS Group - 2009 Annual results

UK Corporate (continued)

	Year ended
	31 December 2009	31 December 2008

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial Institutions	0.29%	0.17%
Hotels and restaurants	1.75%	0.41%
Housebuilding and construction	3.12%	0.81%
Manufacturing	1.38%	0.26%
Other	0.36%	0.14%
Private sector education, health, social work, recreational and community services	0.80%	0.20%
Property	0.93%	0.08%
Wholesale and retail trade, repairs	0.97%	0.41%
Asset and invoice finance	1.33%	1.18%

	0.83%	0.27%

Key metrics

	Year ended
	31 December 2009	31 December 2008

Performance ratios
Return on equity (1)	10.3%	18.0%
Net interest margin	2.22%	2.40%
Cost:income ratio	42.7%	43.8%

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet
Total assets	114.9	121.0
Loans and advances to customers – gross
- Banks and financial institutions	5.2	5.4
- Hotels and restaurants	5.6	6.1
- Housebuilding and construction	3.4	5.2
- Manufacturing	3.7	5.3
- Other	42.0	38.1
- Private sector education, health, social work, recreational and community services	7.4	7.4
- Property	28.0	31.8
- Wholesale and retail trade, repairs	7.8	9.1
- Asset and invoice finance	8.5	8.5
Customer deposits	87.8	82.0
Risk elements in lending	2.3	1.3
Loan:deposit ratio	126%	142%
Risk-weighted assets	90.2	85.7

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

RBS Group - 2009 Annual results

UK Corporate (continued)

Key points

2009 compared with 2008
•	Operating profit of £1,125 million was £656 million lower than in 2008, largely due to an increase of £608 million in impairments.

•
Net interest margin levels were rebuilt during the second half as asset pricing was amended to reflect increased funding and credit costs. For the year as a whole net interest margin was 18 basis points lower than in 2008, reflecting higher funding costs and continued competitive pricing for deposits.

•
Gross new lending to customers remained resilient in 2009, with a noticeable acceleration of lending activity in the second half of the year. However, as customers have deleveraged and turned increasingly to capital markets, repayments have accelerated even more sharply. Loans and advances to customers, therefore, declined by 5% to £111.5 billion.

•	Initiatives aimed at increasing customer deposits have been successful, with balance growth of 7%, although margins declined as a result of increased competition for balances.

•	Non-interest income was flat, with stable fee income from refinancing and structuring activity.

•	A reduction in costs of 7% was driven by lower staff expenses as a result of the Group’s restructuring programme, together with restraint on discretionary spending levels.

•
Impairment losses increased substantially reflecting both a rise in the number of corporate delinquencies requiring a specific impairment and a higher charge to recognise losses not yet specifically identified.

•	Risk-weighted assets grew 5% despite the fall in customer lending, reflecting the impact of procyclicality, which was most pronounced in the first half of 2009.

RBS Group - 2009 Annual results

Wealth

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income	663	578

Net fees and commissions	363	405
Other non-interest income	83	76

Non-interest income	446	481

Total income	1,109	1,059

Direct expenses
- staff	(357)	(377)
- other	(139)	(156)
Indirect expenses	(160)	(162)

	(656)	(695)

	453	364
Impairment losses	(33)	(16)

Operating profit	420	348

Analysis of income
Private Banking	916	819
Investments	193	240

Total income	1,109	1,059

Key metrics

	Year ended
	31 December 2009	31 December 2008

Performance ratios
Net interest margin	4.38%	4.51%
Cost:income ratio	59.2%	65.6%

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	6.5	5.3
- personal	4.9	5.0
- other	2.3	2.1
Customer deposits	35.7	34.1
Assets under management – excluding deposits	30.7	34.7
Risk elements in lending	0.2	0.1
Loan:deposit ratio	38%	36%
Risk-weighted assets	11.2	10.8

RBS Group - 2009 Annual results

Wealth (continued)

Key points

2009 compared with 2008
•
Wealth produced strong growth in operating profit, up 21% to £420 million, reflecting the increased value of the division’s healthy deposit base in an increasingly competitive market for funding. Deposit balances increased by 5% from 2008, though the deposit market remains highly competitive.

•
Total income was up 5% (1% in constant currency terms), with strong growth in net interest income, up 12% in constant currency terms reflecting the increased internal pricing applied to Wealth’s deposit base. This was offset by a marked decrease in investment income year on year as assets under management decreased by 8% at constant exchange rates during 2009, with investors turning to more liquid assets and away from longer term investments.

•	Loans and advances increased by 10% over 2008, primarily in the UK. Lending margins improved, particularly for mortgages, and credit metrics for new business remain satisfactory.

•
Expenses were down 6% (10% lower on a constant currency basis), reflecting a rigorous focus on cost management, with staff costs decreasing by 11% as a result of planned headcount reduction. The cost:income ratio improved from 65.6% to 59.2%.

•
Impairments increased by £17 million over 2008 reflecting some isolated difficulties in the UK and offshore mortgage books (representing mortgages for second properties for expatriates). Provisions as a percentage of lending to customers increased slightly to 0.25%.

RBS Group - 2009 Annual results

Global Banking & Markets

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income from banking activities	2,424	2,390
Funding costs of rental assets	(49)	(64)

Net interest income	2,375	2,326

Net fees and commissions receivable	1,144	973
Income/(loss) from trading activities	7,954	(493)
Other operating income	(464)	(92)

Non-interest income	8,634	388

Total income	11,009	2,714

Direct expenses
- staff	(2,930)	(2,056)
- other	(965)	(1,269)
Indirect expenses	(765)	(663)

	(4,660)	(3,988)

	6,349	(1,274)
Impairment losses	(640)	(522)

Operating profit/(loss)	5,709	(1,796)

Analysis of income by product
Rates - money markets	1,714	1,641
Rates - flow	3,142	1,386
Currencies & Commodities	1,277	1,539
Equities	1,474	368
Credit markets	2,255	(3,435)
Portfolio management and origination	1,196	858
Fair value of own debt	(49)	357

Total income	11,009	2,714

Analysis of impairment by sector
Manufacturing and infrastructure	91	39
Property and construction	49	12
Transport	3	-
Banks and financial institutions	348	186
Other	149	285

Total impairment	640	522

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.59%	0.29%

RBS Group - 2009 Annual results

Global Banking & Markets (continued)

Key metrics

	Year ended
	31 December 2009	31 December 2008

Performance ratios
Return on equity (1)	30.7%	(8.4%)
Net interest margin	1.38%	1.34%
Cost:income ratio	42.3%	146.9%

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet
Loans and advances (including banks)	127.8	224.2
Reverse repos	73.3	88.8
Securities	106.0	127.5
Cash and eligible bills	74.0	20.2
Other	31.1	38.0

Total third party assets (excluding derivatives mark to market)	412.2	498.7
Net derivative assets (after netting)	68.0	121.0
Customer deposits (excluding repos)	46.9	87.8
Risk elements in lending	1.8	0.9
Loan:deposit ratio	194%	192%
Risk-weighted assets	123.7	151.8

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008
•
Operating profit improved to £5,709 million in 2009, compared with an operating loss of £1,796 million in 2008. Although the buoyant market conditions experienced in the first quarter levelled off over the course of the year, the refocusing of the business on its core franchises was successful. GBM has tightened its balance sheet management over the course of the year, with disciplined deployment of capital to support its targeted client base.

•
In an often volatile market environment, GBM responded quickly to its clients’ needs to strengthen their balance sheets and to take advantage of the attractive environment for debt and equity issues. RBS participated in the five largest equity issues worldwide in 2009, and in six out of the ten largest debt capital markets transactions.

RBS Group - 2009 Annual results

Global Banking & Markets (continued)

Key points (continued)

2009 compared with 2008 (continued)
•
Income grew significantly, reflecting a very strong first quarter benefiting from market volatility, client activity and a marked improvement from Credit Markets.  Rates flow business, up 127%, benefited from good client activity, while strong equity capital markets drove a fourfold increase in Equities.

•
Portfolio management and origination grew 39% as financial institutions and corporate clients refinanced through the debt capital markets. The refocused Credit Markets delivered a much improved result from greater liquidity and a more positive trading environment.

•
Despite quarterly movement in the Group’s credit spreads, overall spreads remained broadly flat over the year resulting in a small loss from movements in the fair value of own debt compared with a £357 million gain in 2008.

•
Expenses increased 17%, reflecting higher performance-related costs and the impact of adverse exchange rate movements, partly offset by restructuring and efficiency benefits. Less than half of the change in staff costs related to increases in 2009 bonus awards.

•
Staff costs represented 27% of income. The Group introduced new deferral policies in 2009, which have led to changes in accrual patterns. Adjusting for both 2008 and 2009 deferrals, GBM’s compensation ratio in 2009 would have been 28%.

•
Higher impairments principally reflected a large individual failure recognised in the third quarter. Impairments represented 0.59% of loans and advances to customers compared with 0.29% in the prior year, reflecting the marked reduction in loans and advances.

•
Total third party assets, excluding derivatives, were down 17%, or 13% at constant exchange rates, compared with 31 December 2008, driven by a 43% reduction in loans and advances as customers took advantage of favourable capital market conditions to raise alternative forms of finance to bank debt. This reduction was partially offset by an increase in liquid assets.

•	Risk-weighted assets decreased 19%, or 15% at constant exchange rates, reflecting the fall in third party assets and the Group’s continued focus on reducing its risk profile and balance sheet usage.

RBS Group - 2009 Annual results

Global Transaction Services

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income	912	937
Non-interest income	1,575	1,494

Total income	2,487	2,431

Direct expenses
- staff	(371)	(362)
- other	(161)	(149)
Indirect expenses	(943)	(864)

	(1,475)	(1,375)

	1,012	1,056
Impairment losses	(39)	(54)

Operating profit	973	1,002

Analysis of income by product
Domestic cash management	805	795
International cash management	734	722
Trade finance	290	241
Merchant acquiring*	528	554
Commercial cards	130	119

Total income	2,487	2,431

* Comprises the Global Merchant Services business (see Appendix 3) and the Global Travel Money Services business. The Global Merchant Services business outlined in Appendix 3 includes business units in the Non-Core and Ulster Bank divisions.

Key metrics

	Year ended
	31 December 2009	31 December 2008

Performance ratios
Net interest margin	9.22%	8.25%
Cost:income ratio	59.3%	56.6%

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet
Total third party assets	18.4	22.2
Loans and advances	12.7	14.8
Customer deposits	61.8	61.8
Risk elements in lending	0.2	0.1
Loan:deposit ratio	21%	25%
Risk-weighted assets	19.1	17.4

RBS Group - 2009 Annual results

Global Transaction Services (continued)

Key points

2009 compared with 2008
•
Operating profit declined by 3%, or 6% at constant foreign exchange rates, largely reflecting pressure on deposit income. The attrition of deposit balances experienced in the first half was reversed in the second, but margins remain compressed due to both a very competitive deposit market as well as the low rate environment.

•
Customer deposit balances at £61.8 billion were flat on the previous year, with growth in the UK and international business offset by weaker US domestic balances. At constant exchange rates balances were up 3%. Loans and advances were down 14% (11% in constant currency terms) due to reduced overdraft utilisation and lower trade volumes.

•
At constant exchange rates, international payment fees increased by 11%, while trade finance income increased by 8%, with improved penetration in the Asia-Pacific region. Merchant acquiring income, however, declined by 9% at constant exchange rates, as consumers continued to switch to lower margin debit card transactions in preference to using credit cards.

•
Expenses were up 7% in headline terms but flat in constant currency terms, as cost savings and efficiencies helped to mitigate the impact of investment in infrastructure.  Staff expenses were 2% lower in constant currency terms, with headcount down 5%. The cost:income ratio was 59.3%, a deterioration of 2.7 percentage points or 1.9 percentage points in constant currency terms.

•	Impairment losses were £39 million, down £15 million versus 2008. Overall defaults remain modest at 0.3% of loans and advances.

RBS Group - 2009 Annual results

Ulster Bank

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income	780	773

Net fees and commissions	228	238
Other non-interest income	26	28

Non-interest income	254	266

Total income	1,034	1,039

Direct expenses
- staff	(325)	(330)
- other	(85)	(93)
Indirect expenses	(343)	(292)

	(753)	(715)

	281	324
Impairment losses	(649)	(106)

Operating (loss)/profit	(368)	218

Analysis of income by business
Corporate	580	618
Retail	412	396
Other	42	25

Total income	1,034	1,039

Analysis of impairment by sector
Mortgages	74	17
Corporate
- Property	306	37
- Other	203	7
Other	66	45

Total impairment	649	106

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.46%	0.09%
Corporate
- Property	3.03%	0.34%
- Other	1.85%	0.05%
Other	2.75%	2.14%

	1.63%	0.24%

RBS Group - 2009 Annual results

Ulster Bank (continued)

Key metrics

	Year ended
	31 December 2009	31 December 2008

Performance ratios
Return on equity (1)	(13.3%)	10.1%
Net interest margin	1.87%	1.89%
Cost:income ratio	72.8%	68.8%

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	16.2	18.1
- corporate
- property	10.1	10.9
- other	11.0	12.9
- other	2.4	2.1
Customer deposits	21.9	24.3
Risk elements in lending
- mortgages	0.6	0.3
- corporate
- property	0.7	0.5
- other	0.8	0.3
- other	0.2	0.1
Loan:deposit ratio	177%	179%
Risk-weighted assets	29.9	24.5

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008
•	Operating results were in line with expectations but deteriorated during 2009 as economic conditions across the island of Ireland worsened, with an operating loss for the year of £368 million.

•
Net interest income declined by 7% in constant currency terms, largely as a result of tightening deposit margins in an increasingly competitive market, partly offset by asset repricing initiatives. Net interest margin for the year at 1.87% remained broadly stable despite the challenging market conditions.

•
At constant exchange rates loans to customers decreased by 4% from the prior year as new business demand weakened. Customer deposits reduced by 5% in 2009 in constant currency terms, reflecting an increasingly competitive Irish deposit market and reductions in wholesale funding during Q1. During the second half of the year the market stabilised and the division recorded strong growth in customer balances resulting in an improved funding profile.

•	Non-interest income declined by 12% in constant currency terms due to lower fee income driven by reduced activity levels across all business lines.

RBS Group - 2009 Annual results

Ulster Bank (continued)

Key points (continued)

2009 compared with 2008 (continued)
•
Total costs for the year were flat on a constant currency basis.  Direct expenses were down 12% in constant currency terms during 2009, driven by the bank’s restructuring programme, which incorporates the merger of the First Active and Ulster Bank businesses. The rollout of the programme has resulted in a downward trend in direct expenses throughout 2009. The reduction in direct expenses has been offset by a 17% increase in indirect expenses primarily reflecting provisions relating to the bank’s own property recognised in the fourth quarter.

•
Impairment losses increased to £649 million from £106 million driven by the continued deterioration in the Irish economic environment and resultant impact on loan performance across the retail and wholesale portfolios.

•
Necessary fiscal budgetary action allied to the well-entrenched downturn in property markets in Ireland has fed through to higher loan losses. Mortgage impairments have been driven by rising unemployment and lower incomes. Loans to the property sector experienced a substantial rise in defaults as the Irish property market declined, reflecting the difficult economic backdrop and the uncertainty surrounding the possible effect of the Irish Government's National Asset Management Agency on asset values. Sectors driven by consumer spending have been affected by the double digit decline in 2009 with rising default rates evident.

•	Customer account numbers increased by 3% during 2009, with growth fuelled by strong current account activity and new-to-bank savings customers.

RBS Group - 2009 Annual results

US Retail & Commercial (£ Sterling)

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income	1,775	1,726

Net fees and commissions	714	664
Other non-interest income	235	197

Non-interest income	949	861

Total income	2,724	2,587

Direct expenses
- staff	(776)	(645)
- other	(593)	(354)
Indirect expenses	(766)	(623)

	(2,135)	(1,622)

	589	965
Impairment losses	(702)	(437)

Operating (loss)/profit	(113)	528

Analysis of income by product
Mortgages and home equity	499	375
Personal lending and cards	451	333
Retail deposits	828	1,000
Commercial lending	542	405
Commercial deposits	398	377
Other	6	97

Total income	2,724	2,587

Average exchange rate – US$/£	1.566	1.853

	Year ended
	31 December 2009	31 December 2008
	£m	£m
Analysis of impairment by sector
Residential mortgages	72	41
Home equity	167	67
Corporate & Commercial	326	181
Other consumer	137	148

Total impairment	702	437

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.11%	0.43%
Home equity	1.08%	0.36%
Corporate & Commercial	1.67%	0.76%
Other consumer	1.84%	1.51%

	1.44%	0.71%

RBS Group - 2009 Annual results

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Year ended
	31 December 2009	31 December 2008
Performance ratios
Return on equity (1)	(1.8%)	7.7%
Net interest margin	2.37%	2.68%
Cost:income ratio	78.3%	62.7%

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet
Total assets	74.8	87.5
Loans and advances to customers (gross):
- residential mortgages	6.5	9.5
- home equity	15.4	18.7
- corporate and commercial	19.5	23.7
- other consumer	7.5	9.8
Customer deposits (excluding repos)	60.1	63.9
Risk elements in lending
- retail	0.4	0.2
- commercial	0.2	0.2
Loan:deposit ratio	80%	96%
Risk-weighted assets	59.7	63.9

Spot exchange rate - US$/£	1.622	1.460

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

•
Sterling has strengthened over the course of the quarter, although the average exchange rate in Q409 has remained broadly stable. As a result the quarterly income statement trends are similar on a sterling and US dollar basis.

•	Variances are fully described in the US dollar based financials that follow.

RBS Group - 2009 Annual results

US Retail & Commercial (US Dollar)

	Year ended
	31 December 2009	31 December 2008
	$m	$m

Income statement
Net interest income	2,777	3,200

Net fees and commissions	1,119	1,231
Other non-interest income	368	362

Non-interest income	1,487	1,593

Total income	4,264	4,793

Direct expenses
- staff	(1,214)	(1,194)
- other	(929)	(654)
Indirect expenses	(1,196)	(1,157)

	(3,339)	(3,005)

	925	1,788
Impairment losses	(1,099)	(811)

Operating (loss)/profit	(174)	977

Analysis of income by product
Mortgages and home equity	781	695
Personal lending and cards	706	617
Retail deposits	1,296	1,853
Commercial lending	848	751
Commercial deposits	624	698
Other	9	179

Total income	4,264	4,793

Analysis of impairment by sector
Residential mortgages	113	76
Home equity	261	125
Corporate & Commercial	510	335
Other consumer	215	275

Total impairment	1,099	811

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.07%	0.55%
Home equity	1.04%	0.46%
Corporate & Commercial	1.61%	0.97%
Other consumer	1.77%	1.92%

	1.39%	0.90%

RBS Group - 2009 Annual results

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Year ended
	31 December 2009	31 December 2008
Performance ratios
Return on equity (1)	(1.7%)	9.7%
Net interest margin	2.37%	2.68%
Cost:income ratio	78.3%	62.7%

	31 December 2009	31 December 2008
	$bn	$bn

Capital and balance sheet
Total assets	121.3	127.8
Loans and advances to customers (gross):
- residential mortgages	10.6	13.9
- home equity	25.0	27.2
- corporate and commercial	31.6	34.7
- other consumer	12.1	14.3
Customer deposits (excluding repos)	97.4	93.4
Risk elements in lending
- retail	0.6	0.3
- commercial	0.4	0.2
Loan:deposit ratio	80%	96%
Risk-weighted assets	96.9	93.2

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008
•
The recessionary economic environment, historically low interest rates and deteriorating credit conditions resulted in an operating loss of $174 million. However, the business has now successfully refocused on its core customer franchises in New England, the Mid-Atlantic region and the Midwest.

•
The division achieved very strong growth in mortgage origination volumes, with significantly higher penetration through the branch network and improved profitability, particularly on recent origination vintages. Cross-selling of card, deposit and checking account products has increased substantially, with over 65% of new mortgage customers also taking out a checking account. The division has also increased commercial banking market penetration, with lead bank share within its footprint increasing from 6% to 7% in the $5 million to $25 million segment and from 6% to 8% in the $25 million to $500 million segment.

RBS Group - 2009 Annual results

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

2009 compared with 2008 (continued)
•
Net interest income was down 13%. Net interest margin was down 31bps for the full year, reflecting the decline in deposit margins resulting from the low interest rate environment, though margins have been partially rebuilt in the second half from the lows experienced in the first half, as the business repriced lending rates and aggressively reduced pricing on term and time deposits.

•
Expenses increased by 11%, reflecting increased FDIC deposit insurance levies, higher employee benefit costs as well as increased costs relating to loan workout and collection activity.  Successful execution of restructuring activities resulted in approximately $75 million of cost savings.

•	Impairment losses increased to $1,099 million as charge-offs climbed to 0.90% of loans, an increase of 34bps compared with 2008.

•	Loans and advances were down 12%, reflecting subdued customer demand.

•
Customer deposits increased 4% from the prior year.  The deposit mix improved significantly, with strong growth in checking balances combined with migration away from higher priced term and time deposits as the division adjusted its pricing strategies. Over 58,000 consumer checking accounts were added over the course of the year, and more than 13,000 small business checking accounts. Consumer checking balances grew by 8% and small business balances by 12%.

RBS Group - 2009 Annual results

RBS Insurance

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Earned premiums	4,519	4,512
Reinsurers' share	(165)	(206)

Insurance net premium income	4,354	4,306
Net fees and commissions	(366)	(396)
Other income	472	520

Total income	4,460	4,430

Direct expenses
- staff	(267)	(286)
- other	(222)	(225)
Indirect expenses	(270)	(261)

	(759)	(772)

Gross claims	(3,690)	(3,136)
Reinsurers' share	55	104

Net claims	(3,635)	(3,032)

	66	626
Impairment losses	(8)	(42)

Operating profit/(loss)	58	584

Analysis of income by product
Own-brand
- Motor	2,005	1,942
- Household and life	849	806
Partnerships and broker
- Motor	577	686
- Household and life	330	354
Other (international, commercial and central)	699	642

Total income	4,460	4,430

RBS Group - 2009 Annual results

RBS Insurance (continued)

Key metrics

	Year ended
	31 December 2009	31 December 2008

In-force policies (thousands)
- Motor own-brand	4,858	4,492
- Own-brand non-motor (home, pet, rescue, HR24)	6,307	5,560
- Partnerships & broker (motor, home, pet, rescue, HR24)	5,328	5,898
- Other (International, commercial and central)	1,217	1,206

Gross written premium (£m)	4,480	4,384

Performance ratios
Return on equity (1)	1.6%	18.3%
Cost:income ratio	17.0%	17.4%
Adjusted cost:income ratio (2)	92.0%	55.2%

Balance sheet
General insurance reserves – total (£m)	7,030	6,672

Notes:
(1)	Based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Based on total income and operating expenses above and after netting insurance claims against income.

Key points

2009 compared with 2008
•
Operating profit was severely affected by the rising costs of bodily injury claims, declining to £58 million. Significant price increases were implemented in the latter part of the year to mitigate the industry trend of rising claims costs.

•
Income grew by 1%, with premium income stable but lower reinsurance costs. Investment income was 16% lower, reflecting the impact of low interest rates and returns on the investment portfolio partially offset by gains realised on the sale of equity investments.

•
In-force policies grew by 3%, driven by the success of own brands, up 11%. Churchill and Privilege have benefited from deployment on selected price comparison websites, with motor policy numbers up 19% and 3% respectively, and home policies up 32% and 109% respectively, compared with prior year.  Direct Line motor and home policies grew by 4% and 2% respectively. The partnerships and broker segment declined by 10% in line with business strategy.

•	Expenses fell by 2% in 2009, with wage inflation, higher industry levies and professional fees offset by cost efficiencies, reduction in headcount and lower marketing expenditure.

RBS Group - 2009 Annual results

RBS Insurance (continued)

Key points (continued)

2009 compared with 2008 (continued)
•
Net claims were 20% higher than in 2008 driven by a £448 million increase in bodily injury claims as well as by adverse weather experienced in the fourth quarter.  Significant price increases were implemented in the latter part of the year to mitigate the industry trend of rising claims costs, and additional significant initiatives have also been undertaken to adapt pricing models and enhance claims management.

•
The UK combined operating ratio, including business services costs, was 105.9% compared with 93.6% in the previous year, with the impact of the increase in reserves for bodily injury claims and the bad weather experience only partially mitigated by commission and expense ratio improvement.

RBS Group - 2009 Annual results

Central items

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Fair value of own debt	(93)	875
Other	385	150

Central items not allocated	292	1,025

Key points

2009 compared with 2008
•
Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division.

•	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

•
Items not allocated during the year amounted to a net credit of £292 million. The Group’s credit spreads have fluctuated over the course of the year, but ended the year slightly tighter, resulting in an increase in the carrying value of own debt. This was offset by a net credit on unallocated Group treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting.  2008’s results included some significant disposal gains.

RBS Group - 2009 Annual results

Non-Core

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Income statement
Net interest income from banking activities	1,504	2,028
Funding costs of rental assets	(256)	(380)

Net interest income	1,248	1,648

Net fees and commissions receivable	472	889
Loss from trading activities	(5,123)	(7,716)
Insurance net premium income	784	986
Other operating income	318	1,161

Non-interest income	(3,549)	(4,680)

Total income	(2,301)	(3,032)

Direct expenses
- staff	(851)	(988)
- other	(1,044)	(1,156)
Indirect expenses	(552)	(539)

	(2,447)	(2,683)

	(4,748)	(5,715)
Insurance net claims	(588)	(700)
Impairment losses	(9,221)	(4,936)

Operating loss	(14,557)	(11,351)

Analysis of income
Banking & Portfolio	(1,338)	2,324
International Businesses & Portfolios	2,262	2,980
Markets	(3,225)	(8,336)

	(2,301)	(3,032)

Key metrics

Performance ratios
Net interest margin	0.69%	0.87%
Cost:income ratio	(106.3%)	(88.5%)

	31 December 2009	31 December 2008
	£bn	£bn

Capital and balance sheet (1)
Total third party assets (including derivatives) (2)	220.9	342.9
Loans and advances to customers - gross	149.5	191.4
Customer deposits	12.6	27.4
Risk elements in lending	22.9	11.1
Loan:deposit ratio	1,121%	683%
Risk-weighted assets (3)	171.3	170.9

Notes:
(1)	Includes disposal groups.
(2)	Derivatives were £19.9 billion at 31 December 2009 (30 September 2009 - £30.9 billion; 31 December 2008 - £85.0 billion).
(3)	Includes Sempra: 31 December 2009 Third Party Assets (TPAs) £14.2 billion, RWAs £10.2 billion; (31 December 2008 TPAs £17.8billion, RWAs £10.6 billion).

RBS Group - 2009 Annual results

Non-Core (continued)

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Credit and other market write-downs (1)
Monoline exposures	2,387	3,121
CDPCs	947	615
Asset backed products (2)	288	3,220
Other credit exotics	558	935
Equities	47	947
Leveraged finance	-	1,088
Banking book hedges	1,613	(1,690)
Other	(679)	(497)

	5,161	7,739

Impairment losses
Banking & Portfolio	4,215	938
International Businesses & Portfolios	4,494	1,832
Markets	512	2,166

	9,221	4,936

Loan impairment charge as % of gross customer loans and advances (3)
Banking & Portfolio	4.91%	0.90%
International Businesses & Portfolios	6.56%	2.28%
Markets	5.34%	13.32%

Total	5.66%	2.18%

	£bn	£bn

Gross customer loans and advances
Banking & Portfolio	82.0	97.0
International Businesses & Portfolios	65.6	79.9
Markets	1.9	14.5

	149.5	191.4

Risk-weighted assets
Banking & Portfolio	58.2	63.1
International Businesses & Portfolios	43.8	50.1
Markets	69.3	57.7

	171.3	170.9

Note:
(1)	Included in ‘Loss from trading activities’ on page 59.
(2)	Asset backed products include super senior asset backed structures and other asset backed products.
(3)	Includes disposal groups

RBS Group - 2009 Annual results

Non-Core (continued)

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	5	1
Personal	48	42
Other	-	62

Total UK Retail	53	105

UK Corporate
Manufacturing & infrastructure	87	42
Property & construction	637	281
Transport	10	(3)
Banks & financials	101	4
Lombard	122	61
Invoice finance	3	-
Other	717	142

Total UK Corporate	1,677	527

Global Banking & Markets
Manufacturing & infrastructure	1,405	1,280
Property & construction	1,413	710
Transport	178	12
Telecoms, media & technology	545	55
Banks & financials	567	870
Other	619	177

Total Global Banking & Markets	4,727	3,104

Ulster Bank
Mortgages	42	6
Commercial investment & development	302	9
Residential investment & development	716	229
Other	217	60
Other EMEA	107	116

Total Ulster Bank	1,384	420

US Retail & Commercial
Auto & consumer	136	140
Cards	130	63
SBO/home equity	445	321
Residential mortgages	55	6
Commercial real estate	228	54
Commercial & other	85	20

Total US Retail & Commercial	1,079	604

Other
Wealth	251	174
Global Transaction Services	49	(2)
Central items	1	4

Total Other	301	176

Total impairment losses	9,221	4,936

RBS Group - 2009 Annual results

Non-Core (continued)

	Year ended
	31 December 2009	31 December 2008
	£bn	£bn

Gross loans and advances to customers by donating division and sector (excluding reverse repurchase agreements)

UK Retail
Mortgages	1.9	2.2
Personal	0.7	1.1
Other	-	-

Total UK Retail	2.6	3.3

UK Corporate
Manufacturing & infrastructure	0.3	0.3
Property & construction	10.8	11.3
Lombard	2.7	3.7
Invoice finance	0.4	0.7
Other	20.7	22.1

Total UK Corporate	34.9	38.1

Global Banking & Markets
Manufacturing & Infrastructure	17.5
Property & construction	25.7
Transport	5.8
Telecoms, media & technology	3.2
Banks & financials	16.0
Other	13.5

Total Global Banking & Markets	81.7	104.8

Ulster Bank
Mortgages	6.0	6.5
Commercial investment & development	3.0	2.9
Residential investment & development	5.6	5.9
Other	1.1	1.1
Other EMEA	1.0	1.3

Total Ulster Bank	16.7	17.7

US Retail & Commercial
Auto & consumer	3.2	4.2
Cards	0.5	0.7
SBO/home equity	3.7	5.2
Residential mortgages	0.8	1.1
Commercial real estate	1.9	3.0
Commercial & other	0.9	1.4

Total US Retail & Commercial	11.0	15.6

Other
Wealth	2.6	3.6
Global Transaction Services	0.8	1.4
RBS Insurance	0.2	0.2
Central items	(3.2)	-

Total Other	0.4	5.2

Total loans and advances to customers	147.3	184.7

RBS Group - 2009 Annual results

Non-Core (continued)

Key points

2009 compared with 2008
•
Losses from trading activities have declined significantly as underlying asset prices rallied. Mark to market values for exposures such as monolines, super senior high grade collateralised debt obligations, and many negative basis trade asset classes have risen over the course of 2009. However, the £1.6 billion gain recorded on banking book hedging in 2008 unwound over the course of the year to a loss of £1.6 billion in 2009, as spreads continued to tighten throughout the year, ending almost in line with origination levels.

•
Impairment losses increased to £9.2 billion, reflecting continued weakness in the economic environment, particularly across the corporate and property sectors. There were signs of a slowdown in the rate of provisioning towards the end of the year.

•
Staff costs decreased by 14% over the year, or by 20% at constant exchange rates, due to headcount reductions and business divestments, notably Linea Directa and Tesco Personal Finance. Lower depreciation charges followed the 2008 sale of the Angel Trains business.

•
Third party assets, excluding derivatives, decreased by £56.9 billion in the year as the division has run down exposures and pursued opportunities to dispose of loan portfolios. Sales of equity stakes, including Bank of China, were concluded while further disposals announced in 2009, including Asian retail and commercial operations, are moving towards completion in 2010.

•
Risk weighted assets increased by 0.2% in 2009, and at constant exchange rates increased by 3%. The reduction of 15% since 30 September 2009, reflects active management to reduce trading book exposures, largely offset by the impact of procyclicality, monoline downgrades and adverse market risk.

RBS Group - 2009 Annual results

Allocation methodology for indirect costs

Business Services and Group Centre directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division, an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Business Services costs are fully allocated and there are no residual unallocated costs. The residual unallocated costs remaining in the Group centre relate to volatile corporate items that do not naturally reside within a division.

Business Services costs were flat on a constant currency basis, compared with 2008. The increase in property costs was principally due to the impact of expanded Group premises in London and the US.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated or rewarded based on long-term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Business Services costs
Property	1,931	1,705
Operations	1,471	1,474
Technology services and support functions	1,828	1,795

	5,230	4,974

Allocated to divisions:
UK Retail	(1,579)	(1,639)
UK Corporate	(436)	(449)
Wealth	(121)	(123)
Global Banking & Markets	(532)	(472)
Global Transaction Services	(876)	(811)
Ulster Bank	(306)	(255)
US Retail & Commercial	(691)	(560)
RBS Insurance	(227)	(227)
Non-Core	(462)	(438)

	-	-

Group centre costs	851	799

Allocated to divisions:
UK Retail	(194)	(212)
UK Corporate	(73)	(69)
Wealth	(39)	(39)
Global Banking & Markets	(233)	(191)
Global Transaction Services	(67)	(53)
Ulster Bank	(37)	(37)
US Retail & Commercial	(75)	(63)
RBS Insurance	(43)	(34)
Non-Core	(90)	(101)

	-	-

RBS Group - 2009 Annual results

Allocation methodology for indirect costs (continued)

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Treasury funding costs	1,402	1,372

Allocated to divisions:
UK Retail	(192)	(182)
UK Corporate	(257)	(213)
Wealth	96	(86)
Global Banking & Markets	241	(165)
Global Transaction Services	154	93
Ulster Bank	(49)	(76)
US Retail & Commercial	(132)	(91)
RBS Insurance	(42)	(25)
Non-Core	(1,221)	(627)

	-	-

RBS Group - 2009 Annual results

Average balance sheet

	Year ended			Year ended
	31 December 2009			31 December 2008
	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	53,747	925	1.72	50,589	2,408	4.76
Loans and advances to customers	710,726	28,291	3.98	714,790	41,959	5.87
Debt securities	139,365	4,686	3.36	121,815	5,571	4.57

Interest-earning assets – banking business	903,838	33,902	3.75	887,194	49,938	5.63

Trading business	291,092			425,454
Non-interest earning assets	828,550			728,037

Total assets	2,023,480			2,040,685

Liabilities
Deposits by banks	129,233	3,041	2.35	159,809	6,576	4.11
Customer accounts	472,207	7,980	1.69	487,081	16,360	3.36
Debt securities in issue	252,249	5,662	2.24	249,396	10,788	4.33
Subordinated liabilities	39,862	1,508	3.78	39,818	2,157	5.42
Internal funding of trading business	(75,129)	(509)	0.68	(103,754)	(4,174)	4.02

Interest-bearing liabilities – banking business	818,422	17,682	2.16	832,350	31,707	3.81

Trading business	331,380			466,610
Non-interest-bearing liabilities
- demand deposits	43,605			37,421
- other liabilities	772,770			645,760
Shareholders’ equity	57,303			58,544

Total liabilities and shareholders' equity	2,023,480			2,040,685

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature.  As a result, interest income has been increased by £20 million (2008 - £84 million).

(3)
Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes increased interest income and interest expense related to these instruments of £46 million (2008 - £332 million) and £350 million (2008 - £860 million) respectively and the average balances have been adjusted accordingly.

RBS Group - 2009 Annual results

Average balance sheet (continued)

	Year ended
	31 December 2009	31 December 2008
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.75	5.63
Cost of interest-bearing liabilities of banking business	(2.16)	(3.81)

Interest spread of banking business	1.59	1.82
Benefit from interest-free funds	0.20	0.23

Net interest margin of banking business	1.79	2.05

Average interest rates
The Group's base rate	0.64	4.67

London inter-bank three month offered rates
- Sterling	1.21	5.51
- Eurodollar	0.69	2.92
- Euro	1.21	4.63

RBS Group - 2009 Annual results

Condensed consolidated income statement
for the year ended 31 December 2009

	2009	2008
	£m	£m

Interest receivable	33,836	49,522
Interest payable	(17,332)	(30,847)

Net interest income	16,504	18,675

Fees and commissions receivable	9,831	9,831
Fees and commissions payable	(2,822)	(2,386)
Income/(loss) from trading activities	3,881	(8,477)
Gain on redemption of own debt	3,790	-
Other operating income (excluding insurance premium income)	1,962	1,899
Insurance net premium income	5,544	6,326

Non-interest income	22,186	7,193

Total income	38,690	25,868

Staff costs
- excluding pension schemes curtailment gains	(11,783)	(10,410)
- pension schemes curtailment gains	2,148	-
Premises and equipment	(3,087)	(2,593)
Other administrative expenses	(5,584)	(5,464)
Depreciation and amortisation	(2,809)	(3,154)
Write-down of goodwill and other intangible assets	(363)	(32,581)

Operating expenses*	(21,478)	(54,202)

Profit/(loss) before other operating charges and impairment losses	17,212	(28,334)
Insurance net claims	(4,857)	(4,430)
Impairment losses	(14,950)	(8,072)

Operating loss before tax	(2,595)	(40,836)
Tax credit	371	2,323

Loss from continuing operations	(2,224)	(38,513)
(Loss)/profit from discontinued operations, net of tax	(99)	3,971

Loss for the year	(2,323)	(34,542)
Minority interests	(349)	10,832
Preference shareholders	(878)	(536)
Paid-in equity holders	(57)	(60)

Loss attributable to ordinary and B shareholders	(3,607)	(24,306)

*Operating expenses include:

Integration and restructuring costs
- administrative expenses	1,268	1,321
- depreciation and amortisation	18	36

	1,286	1,357
Amortisation of purchased intangible assets	272	443

	1,558	1,800
RBS Group - 2009 Annual results

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2009

	2009	2008
	£m	£m

Loss for the year	(2,323)	(34,542)

Other comprehensive income:
Available-for-sale financial assets	2,016	(7,406)
Cash flow hedges	684	(1,456)
Currency translation	(3,300)	15,425
Actuarial losses on defined benefit plans	(3,665)	(2,287)
Tax on other comprehensive income	430	2,786

Other comprehensive (loss)/income for the year, net of tax	(3,835)	7,062

Total comprehensive loss for the year	(6,158)	(27,480)

Attributable to:
Minority interests	(1,346)	(4,332)
Preference shareholders	878	536
Paid-in equity holders	57	60
Ordinary and B shareholders	(5,747)	(23,744)

	(6,158)	(27,480)

RBS Group - 2009 Annual results

Condensed consolidated balance sheet
at 31 December 2009

	2009	2008
	£m	£m

Assets
Cash and balances at central banks	52,261	12,400
Net loans and advances to banks	56,656	79,426
Reverse repurchase agreements and stock borrowing	35,097	58,771
Loans and advances to banks	91,753	138,197
Net loans and advances to customers	687,353	835,409
Reverse repurchase agreements and stock borrowing	41,040	39,313
Loans and advances to customers	728,393	874,722
Debt securities	267,254	267,549
Equity shares	19,528	26,330
Settlement balances	12,033	17,832
Derivatives	441,454	992,559
Intangible assets	17,847	20,049
Property, plant and equipment	19,397	18,949
Deferred taxation	7,039	7,082
Prepayments, accrued income and other assets	20,985	24,402
Assets of disposal groups	18,542	1,581

Total assets	1,696,486	2,401,652

Liabilities
Bank deposits	104,138	174,378
Repurchase agreements and stock lending	38,006	83,666
Deposits by banks	142,144	258,044
Customer deposits	545,849	581,369
Repurchase agreements and stock lending	68,353	58,143
Customer accounts	614,202	639,512
Debt securities in issue	267,568	300,289
Settlement balances and short positions	50,876	54,277
Derivatives	424,141	971,364
Accruals, deferred income and other liabilities	30,327	31,482
Retirement benefit liabilities	2,963	2,032
Deferred taxation	2,811	4,165
Insurance liabilities	10,281	9,976
Subordinated liabilities	37,652	49,154
Liabilities of disposal groups	18,890	859

Total liabilities	1,601,855	2,321,154

Equity
Minority interests	16,895	21,619
Owners’ equity*
Called up share capital	14,630	9,898
Reserves	63,106	48,981

Total equity	94,631	80,498

Total liabilities and equity	1,696,486	2,401,652

*Owners’ equity attributable to:
Ordinary and B shareholders	69,890	45,525
Other equity owners	7,846	13,354

	77,736	58,879

RBS Group - 2009 Annual results

Condensed consolidated statement of changes in equity
for the year ended 31 December 2009

	2009	2008
	£m	£m

Called-up share capital
At beginning of year	9,898	2,530
Ordinary shares issued in respect of placing and open offers	4,227	5,728
Ordinary shares issued in respect of rights issue	-	1,531
Ordinary shares issued in respect of capitalisation issue	-	101
B shares issued	510	-
Preference shares issued in respect of placing and open offer	-	5
Other shares issued during the year	-	3
Preference shares redeemed during the year	(5)	-

At end of year	14,630	9,898

Paid-in equity
At beginning of year	1,073	1,073
Securities redeemed during the year	(308)	-
Transfer to retained earnings	(200)	-

At end of year	565	1,073

Share premium account
At beginning of year	27,471	17,322
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	1,047	-
Ordinary shares issued in respect of rights issue, net of £246 million expenses	-	10,469
Ordinary shares issued in respect of capitalisation issue	-	(101)
Expenses of placing and open offer	-	(265)
Other shares issued during the year	-	46
Preference shares redeemed during the year	(4,995)	-

At end of year	23,523	27,471

Merger reserve
At beginning of year	10,881	10,881
Issue of B shares, net of £399 million expenses	24,591	-
Placing and open offer	-	14,273
Transfer to retained earnings	(9,950)	(14,273)

At end of year	25,522	10,881

Available-for-sale reserves
At beginning of year	(3,561)	1,032
Unrealised gains/(losses) in the year	1,202	(6,808)
Realised losses in the year	981	842
Taxation	(377)	1,373

At end of year	(1,755)	(3,561)

Cash flow hedging reserve
At beginning of year	(876)	(555)
Amount recognised in equity during the year	380	(603)
Amount transferred from equity to earnings in the year	513	198
Taxation	(269)	84

At end of year	(252)	(876)

RBS Group - 2009 Annual results

Condensed consolidated statement of changes in equity
for the year ended 31 December 2009 (continued)

	2009	2008
	£m	£m

Foreign exchange reserve
At beginning of year	6,385	(426)
Retranslation of net assets	(2,322)	11,970
Foreign currency gains/(losses) on hedges of net assets	456	(5,801)
Taxation	9	642

At end of year	4,528	6,385

Capital redemption reserve
At beginning and end of year	170	170

Contingent capital reserve
At beginning of year	-	-
Contingent capital agreement - consideration payable	(1,208)	-

At end of year	(1,208)	-

Retained earnings
At beginning of year	7,542	21,072
Loss attributable to ordinary and B shareholders and other equity owners	(2,672)	(23,710)
Ordinary dividends paid	-	(2,312)
Equity preference dividends paid	(878)	(536)
Paid-in equity dividends paid, net of tax	(57)	(60)
Transfer from paid-in equity	200	-
Equity owners gain on withdrawal of minority interest
- gross	629	-
- taxation	(176)	-
Transfer from merger reserve	9,950	14,273
Actuarial losses recognised in retirement benefit schemes
- gross	(3,756)	(1,807)
- taxation	1,043	472
Net cost of shares bought and used to satisfy share-based payments	(16)	(19)
Share-based payments
- gross	325	177
- taxation	-	(8)

At end of year	12,134	7,542

Own shares held
At beginning of year	(104)	(61)
Shares purchased during the year	(33)	(64)
Shares issued under employee share schemes	16	21

At end of year	(121)	(104)

Owners’ equity at end of year	77,736	58,879

RBS Group - 2009 Annual results

Condensed consolidated statement of changes in equity
for the year ended 31 December 2009 (continued)

	2009	2008
	£m	£m

Minority interests
At beginning of year	21,619	38,388
Currency translation adjustments and other movements	(1,434)	9,256
Acquisition of ABN AMRO	-	356
Profit/(loss) attributable to minority interests	349	(10,832)
Dividends paid	(313)	(285)
Movements in available-for-sale securities
- unrealised gains/(losses) in the year	299	(1,288)
- realised gains in the year	(466)	(152)
- taxation	(36)	(7)
Movements in cash flow hedging reserves
- amount recognised in equity during the year	(209)	(1,015)
- amount transferred from equity to earnings in the year	-	(36)
- taxation	59	220
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	91	(480)
- taxation	1	2
Equity raised	9	1,071
Equity withdrawn and disposals	(2,445)	(13,579)
Transfer to retained earnings	(629)	-

At end of year	16,895	21,619

Total equity at end of year	94,631	80,498

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
Minority interests	(1,346)	(4,332)
Preference shareholders	878	536
Paid-in equity holders	57	60
Ordinary and B shareholders	(5,747)	(23,744)

	(6,158)	(27,480)

RBS Group - 2009 Annual results

Condensed consolidated cash flow statement
for the year ended 31 December 2009

	2009	2008
	£m	£m

Operating activities
Operating loss before tax	(2,595)	(40,836)
Operating (loss)/profit before tax on discontinued operations	(101)	4,208
Adjustments for non-cash items	18,387	5,049

Net cash inflow/(outflow) from trading activities	15,691	(31,579)
Changes in operating assets and liabilities	(15,964)	(42,219)

Net cash flows from operating activities before tax	(273)	(73,798)
Income taxes paid	(719)	(1,540)

Net cash flows from operating activities	(992)	(75,338)

Net cash flows from investing activities	54	16,997

Net cash flows from financing activities	18,791	15,102

Effects of exchange rate changes on cash and cash equivalents	(8,592)	29,209

Net increase/(decrease) in cash and cash equivalents	9,261	(14,030)
Cash and cash equivalents at beginning of year	134,925	148,955

Cash and cash equivalents at end of year	144,186	134,925

RBS Group - 2009 Annual results

Notes

1. Basis of preparation
The directors have reviewed the Group's forecasts, projections and other relevant evidence. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.  Thus, the results for the year ended 31 December 2009 have been prepared on a going concern basis.

2. Accounting policies
The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”).  It also complies with IFRS as issued by the IASB.

The Group has implemented Vesting Conditions and Cancellation amendments to IFRS 2 Share-based Payment.  The amendments change the way the cancellation of share schemes by an employee are treated.  Previously, cancellations resulted in credits as the charge was trued up to reflect the reduction in the number of shares that vest.  Under the amendments, cancellations result in the amount that would otherwise have been recognised over the remainder of the vesting period being charged to profit or loss immediately. Implementation of these amendments has increased the charge for the Group’s share schemes in 2009 by £325 million.  The Group’s income statement, related notes and cash flow statement for the year ended 31 December 2008 has been restated increasing loss before tax by £169 million.  There is no effect on the Group’s balance sheet at 31 December.

IAS 1 (Revised 2007) Presentation of Financial Statements has introduced a number of changes in the format and content of financial statements including a statement of changes in equity (showing the components of changes in equity for the period) as a primary financial statement and a statement of comprehensive income immediately following the income statement.

The Group has adopted Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures). They expand disclosures required about fair value measurement and liquidity risk.

The Group has extended its accounting policy on derecognition to cover the redemption or settlement of issued debt:

On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt’s carrying amount and the cost of redemption or settlement.  The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt.  The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

There are a number of other changes to IFRS that were effective from 1 January 2009.  They have had no material effect on the Group’s financial statements.

RBS Group - 2009 Annual results

Notes (continued)

3. Restatements
Divisional results for 2008 have been restated to reflect the Group’s new organisational structure that includes a Non-Core division comprising individual assets, portfolios and lines of business that the Group intends to run off or dispose.  The Non-Core division is reported separately from the divisions which form the Core Group.  In addition, separate reporting of Business Services (formerly Group Manufacturing) and Centre results has changed and, with the exception of certain items of a one off nature, costs incurred are now allocated to the customer-facing divisions and included in the measurement of the returns which they generate.  The changes do not affect the Group’s results.  Comparatives have been restated accordingly.

The results for 2008 have been restated for the amendment to IFRS 2 ‘Share-based Payment’.  This has resulted in an increase in staff costs amounting to £169 million in 2008.

4. Goodwill

	2009	2008
	£m	£m

Amortisation and write-down of goodwill and other intangible assets	363	32,581

The write-down of goodwill for the year ended 31 December 2009 principally relates to ABN AMRO and NatWest goodwill allocated to Non-Core businesses.

5. Pensions

	2009	2008
Net pension deficit/(surplus)	£m	£m

At 1 January	1,996	(115)
Currency translation and other adjustments	(114)	144
Income statement
- Curtailment gains	(2,148)	-
- Pension cost	659	490
Net actuarial losses	3,665	2,287
Contributions by employer	(1,153)	(810)

At 31 December	2,905	1,996

Net assets of schemes in surplus	(58)	(36)
Net liabilities of schemes in deficit	2,963	2,032

Curtailment gains of £2,148 million have been recognised in 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

RBS Group - 2009 Annual results

Notes (continued)

5. Pensions (continued)

	2009	2008
Pension costs (excluding curtailment gains)	£m	£m

Defined benefit schemes	659	490
Defined contribution schemes	126	148

	785	638

Excluding curtailment gains, total pension costs for the year ended 31 December 2009 amounted to £785 million (2008 - £638 million). Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2008.

At 31 December 2009, increased benefit obligations, reflecting lower discount rates and higher assumed inflation, have been partially offset by increased asset values. This has resulted in net actuarial losses for the year of £3,665 million (2008 - £2,287 million) and net defined benefit pension liabilities of £2,905 million at 31 December 2009 (2008 - £1,996 million).

The most recent funding valuation of the main UK scheme, as at 31 March 2007, showed a surplus of assets over liabilities of £0.7 billion.  The next valuation is due as at 31 March 2010 and the Group expects this valuation to show that liabilities exceed the value of the assets.  Following this valuation, the Group and scheme Trustees will agree the level of contributions to be paid to the scheme.  This could result in the amount of contributions payable in 2010 and subsequent years being materially different from the current rates based on the previous valuation.

RBS Group - 2009 Annual results

Notes (continued)

6. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £14,134 million (2008 - £7,091 million). The balance sheet loan impairment provisions increased in the year from £11,016 million to £17,283 million and the movements thereon were:

	2009	2008
	£m	£m

At beginning of year	11,016	6,452
Transfers to disposal groups	(324)	(767)
Currency translation and other adjustments	(530)	1,441
Disposals	(65)	(178)
Amounts written-off	(6,939)	(3,148)
Recoveries of amounts previously written-off	399	319
Charge to income statement	14,134	7,091
Unwind of discount	(408)	(194)

	17,283	11,016

The provision at 31 December 2009 includes £157 million (2008 - £127 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £816 million (2008 - £981 million) relating to available-for-sale securities.

7. Taxation
The credit for taxation differs from the tax credit computed by applying the standard UK corporation tax rate of 28% (2008 - 28.5%) as follows:

	2009	2008
	£m	£m

Loss before tax from continuing operations	(2,595)	(40,836)

Expected tax credit at 28% (2008 – 28.5%)	(727)	(11,638)
Non-deductible goodwill impairment	102	8,292
Unrecognised timing differences	(274)	274
Other non-deductible items	508	378
Non-taxable items:
- gain on redemption of own debt	(693)	-
- other	(410)	(491)
Taxable foreign exchange movements	(1)	80
Foreign profits taxed at other rates	320	203
Losses in year not recognised	780	942
Losses brought forward and utilised	(94)	(11)
Adjustments in respect of prior periods	118	(352)

Actual tax credit	(371)	(2,323)

RBS Group - 2009 Annual results

Notes (continued)

8. Profit/(loss) attributable to minority interests

	2009	2008
	£m	£m

Trust preferred securities	39	65
Investment in Bank of China	359	78
Sempra	234	164
ABN AMRO	(295)	(11,153)
Other	12	14

Profit/(loss) attributable to minority interests	349	(10,832)

9. Other owners’ dividends

	2009	2008
	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	342	293
Non-cumulative preference shares of €0.01	201	183
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	274	-
- other	61	60

Paid-in equity holders
Interest on securities classified as equity, net of tax	57	60

	935	596

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

RBS Group - 2009 Annual results

Notes (continued)

10. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	2009		2008
	£m		£m

Earnings
Loss from continuing operations attributable to ordinary and B shareholders	(3,535)		(24,220)
Gain on redemption of paid-in equity	200		-

Adjusted loss from continuing operations attributable to ordinary and B shareholders	(3,335)		(24,220)
Add back finance on dilutive convertible securities	-		-

Diluted loss from continuing operations attributable to ordinary and B shareholders	(3,335)		(24,220)

Loss from discontinued operations attributable to ordinary and B shareholders	(72)		(86)

Number of shares (millions)
Ordinary shares in issue during the year	51,494		16,563
B shares in issue during the year	1,397		-

Weighted average number of ordinary and B shares in issue during the year	52,891		16,563
Effect of dilutive share options and convertible securities	438		-

Diluted weighted average number of ordinary and B shares in issue during the year	53,329		16,563

Basic loss per ordinary and B share from continuing operations	(6.3p	)	(146.2p	)

Diluted loss per ordinary and B share from continuing operations	(6.3p	)	(146.2p	)

Basic loss per ordinary and B share from discontinued operations	(0.1p	)	(0.5p	)

Diluted loss per ordinary and B share from discontinued operations	(0.1p	)	(0.5p	)

11. Dividends
The Group has undertaken that, unless otherwise agreed with the European  Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the ABN AMRO Group) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from a date starting not later than 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so.  Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

RBS Group - 2009 Annual results

Notes (continued)

12. Discontinued operations and assets and liabilities of disposal groups

(Loss)/profit from discontinued operations, net of tax
	2009	2008
	£m	£m

Discontinued operations:
Total income	-	2,571
Operating expenses	-	(1,407)
Impairment losses	-	(564)
Profit before tax	-	600
Gain on disposal	-	3,859
Operating profit before tax	-	4,459
Tax on profit	-	(204)
Tax on gain on disposal	-	(33)
Profit after tax	-	4,222

Business acquired exclusively with a view to disposal:
Loss after tax	(99)	(251)

(Loss)/profit from discontinued operations, net of tax	(99)	3,971

Discontinued operations for 2008 reflect the results of Banco Real sold to Santander on 24 July 2008.

Businesses acquired exclusively with a view to disposal comprise those ABN AMRO businesses, including Banca Antonveneta, Asset Management and Private Equity, classified as disposal groups on the acquisition of ABN AMRO on 17 October 2007. The Asset Management business was sold to Fortis on 3 April 2008. Banca Antonveneta, excluding its subsidiary Interbanca, was sold to Banca Monte dei Paschi de Siena S.p.A. on 30 May 2008.

RBS Group - 2009 Annual results

Notes (continued)

12. Discontinued operations and assets and liabilities of disposal groups (continued)

Assets and liabilities of disposal groups
	2009
	Sempra	Other	Total	2008
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	129	129	-
Loans and advances to banks	314	74	388	-
Loans and advances to customers	306	2,910	3,216	-
Debt securities and equity shares	56	848	904	-
Derivatives	6,361	-	6,361	-
Intangible assets	238	-	238	-
Settlement balances	1,579	-	1,579	-
Property, plant and equipment	92	44	136	66
Other assets	5,257	160	5,417	-

Discontinued operations and other disposal groups	14,203	4,165	18,368	66
Assets acquired exclusively with a view to disposal	-	174	174	1,515

	14,203	4,339	18,542	1,581

Liabilities of disposal groups
Deposits by banks	560	58	618	-
Customer accounts	1,961	6,946	8,907	-
Derivatives	6,262	421	6,683	-
Settlement balances	950	-	950	-
Subordinated liabilities	-	6	6	-
Other liabilities	1,260	415	1,675	-

Discontinued operations and other disposal groups	10,993	7,846	18,839	-
Liabilities acquired exclusively with a view to disposal	-	51	51	859

	10,993	7,897	18,890	859

At 31 December 2009, disposal groups comprise the assets and liabilities of:

•	RBS Sempra Commodities;

•	the Group’s retail and commercial businesses across Asia and wholesale banking business in Vietnam, the Philippines, Taiwan and Pakistan;

•	certain of the Group’s commercial lending business in Latin America; and

•	the remaining ABN AMRO business, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

At 31 December 2008, disposal groups related principally to the assets and liabilities of the remaining ABN AMRO business, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 ‘Financial Instruments: Recognition and Measurement’.  Assets and liabilities outside the scope of IAS 39 are shown separately.

	Held-for trading	Designated at fair value through profit or loss	Available-for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	52,261	-	-	-	52,261
Loans and advances to banks	45,449	-	-	46,304	-	-	-	91,753
Loans and advances to customers	42,277	1,981	-	671,037	-	13,098	-	728,393
Debt securities	111,482	2,603	143,298	9,871	-	-	-	267,254
Equity shares	14,443	2,192	2,893	-	-	-	-	19,528
Settlement balances	-	-	-	12,033	-	-	-	12,033
Derivatives (1)	441,454	-	-	-	-	-	-	441,454
Intangible assets	-	-	-	-	-	-	17,847	17,847
Property, plant and equipment	-	-	-	-	-	-	19,397	19,397
Deferred taxation	-	-	-	-	-	-	7,039	7,039
Prepayments, accrued income and other assets	-	-	-	1,421	-	-	19,564	20,985
Assets of disposal groups	-	-	-	-	-	-	18,542	18,542

Total assets	655,105	6,776	146,191	792,927	-	13,098	82,389	1,696,486

Deposits by banks	53,609	-	-	-	88,535	-	-	142,144
Customer accounts	52,868	8,580	-	-	552,754	-	-	614,202
Debt securities in issue	3,925	41,537	-	-	222,106	-	-	267,568
Settlement balances and short positions	40,463	-	-	-	10,413	-	-	50,876
Derivatives (1)	424,141	-	-	-	-	-	-	424,141
Accruals, deferred income and other liabilities	-	-	-	-	1,889	467	27,971	30,327
Retirement benefit liabilities	-	-	-	-	-	-	2,963	2,963
Deferred taxation	-	-	-	-	-	-	2,811	2,811
Insurance liabilities	-	-	-	-	-	-	10,281	10,281
Subordinated liabilities	-	1,277	-	-	36,375	-	-	37,652
Liabilities of disposal groups	-	-	-	-	-	-	18,890	18,890

Total liabilities	575,006	51,394	-	-	912,072	467	62,916	1,601,855

Equity								94,631

								1,696,486

Note:
(1)	Held-for-trading derivatives include hedging derivatives.

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments (continued)

Classification (continued)

	Held-for-trading	Designated at fair value through profit or loss	Available-for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	12,400	-	-	-	12,400
Loans and advances to banks	56,234	-	-	81,963	-	-	-	138,197
Loans and advances to customers	51,501	2,141	-	806,627	-	14,453	-	874,722
Debt securities	116,280	5,428	132,856	12,985	-	-	-	267,549
Equity shares	17,054	2,101	7,175	-	-	-	-	26,330
Settlement balances	-	-	-	17,832	-	-	-	17,832
Derivatives (1)	992,559	-	-	-	-	-	-	992,559
Intangible assets	-	-	-	-	-	-	20,049	20,049
Property, plant and equipment	-	-	-	-	-	-	18,949	18,949
Deferred taxation	-	-	-	-	-	-	7,082	7,082
Prepayments, accrued income and other assets	-	-	-	1,326	-	-	23,076	24,402
Assets of disposal groups	-	-	-	-	-	-	1,581	1,581

Total assets	1,233,628	9,670	140,031	933,133	-	14,453	70,737	2,401,652

Deposits by banks	81,154	-	-	-	176,890	-	-	258,044
Customer accounts	55,926	8,054	-	-	575,532	-	-	639,512
Debt securities in issue	3,992	47,451	-	-	248,846	-	-	300,289
Settlement balances and short positions	42,536	-	-	-	11,741	-	-	54,277
Derivatives (1)	971,364	-	-	-	-	-	-	971,364
Accruals, deferred income and other liabilities	260	-	-	-	1,619	22	29,581	31,482
Retirement benefit liabilities	-	-	-	-	-	-	2,032	2,032
Deferred taxation	-	-	-	-	-	-	4,165	4,165
Insurance liabilities	-	-	-	-	-	-	9,976	9,976
Subordinated liabilities	-	1,509	-	-	47,645	-	-	49,154
Liabilities of disposal groups	-	-	-	-	-	-	859	859

Total liabilities	1,155,232	57,014	-	-	1,062,273	22	46,613	2,321,154

Equity								80,498

								2,401,652
Note:
(1)	Held-for-trading derivatives include hedging derivatives.

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments (continued)

Valuation of financial instruments carried at fair value
Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	2009	2008
	£m	£m

Credit valuation adjustments:
Monoline insurers	3,796	5,988
CDPCs	499	1,311
Other counterparties	1,588	1,738

	5,883	9,037

Bid-offer and liquidity reserves	2,814	3,260

	8,697	12,297
Debit valuation adjustments:
Debt securities in issue	(2,331)	(2,373)
Derivatives	(467)	(450)

Total debit valuation adjustments	(2,798)	(2,823)

Total reserves	5,899	9,474

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The Group makes such credit adjustments to derivative exposures it has to counterparties, as well as debit valuation adjustments (DVA) to liabilities issued by the Group. CVA is discussed in Risk and capital management - Market turmoil - Credit valuation adjustments (page 149). Bid-offer, liquidity reserves and own credit are discussed below.

Bid-offer and liquidity reserves
Fair value positions are adjusted to bid or offer levels by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

Bid-offer and liquidity reserves reduced during the year, driven mainly by the tightening of spread across all asset classes in the first half of the year and risk reductions in the second half of the year, most notably in the interest rate trading business, partly off-set by additional reserves reflecting the implementation of a revised derivative discounting approach.

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments (continued)

Own credit
In accordance with IFRS, when valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing.  The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives.  An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

The table below shows the own credit spread adjustments on liabilities recorded during the year ended 31 December 2009.

	Debt securities in issue
	Held-for -trading (1)	Designated at fair value through profit and loss	Total	Derivatives (2)	Total
	£m	£m	£m	£m	£m

Cumulative own credit adjustment:
2009	1,237	1,094	2,331	467	2,798

2008	1,346	1,027	2,373	450	2,823

	£bn	£bn	£bn	£bn	£bn

Book value of underlying liabilities:
2009	36.6	13.3	49.9	16.8	66.7

2008	25.5	16.9	42.4	43.5	85.9

Notes:
(1)	The held-for-trading portfolio consists of wholesale and retail note issuances.
(2)	The effect of changes in foreign exchange rates, new issues and redemptions are not captured separately.

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy
The table below shows the financial instruments carried at fair value, by valuation method.

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity
2009	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances:
- banks	45.4	-	45.4	-	-	-
- customers	44.3	-	43.2	1.1	80	(40)

Debt securities
- government	146.8	130.1	16.7	-	-	-
- RMBS	57.7	-	57.2	0.5	30	(10)
- CMBS	4.1	-	4.0	0.1	30	-
- CDOs	3.6	-	2.6	1.0	130	(80)
- CLOs	8.8	-	8.0	0.8	80	(50)
- other ABS	6.1	-	5.2	0.9	120	(40)
- corporate	11.4	-	10.8	0.6	70	(20)
- other (3)	18.9	0.2	18.5	0.2	10	(30)

	257.4	130.3	123.0	4.1	470	(230)
Equity shares	19.5	15.4	2.6	1.5	280	(220)
Derivatives
- foreign exchange	69.4	-	69.2	0.2	10	-
- interest rate	323.6	0.3	321.8	1.5	80	(100)
- equities	6.5	0.4	5.8	0.3	20	(20)
- commodities	0.3	-	0.3	-	-	-
- credit – APS	1.4	-	-	1.4	1,370	(1,540)
- credit – other	40.3	0.1	37.2	3.0	420	(360)

	441.5	0.8	434.3	6.4	1,900	(2,020)

Total assets	808.1	146.5	648.5	13.1	2,730	(2,510)

Liabilities
Deposits:
- banks	53.6	-	53.6	-	-	-
- customers	61.4	-	61.3	0.1	-	(10)
Debt securities in issue	45.5	-	43.2	2.3	50	(10)
Short positions	40.5	27.1	13.2	0.2	10	(20)
Derivatives
- foreign exchange	63.9	-	63.9	-	-	-
- interest rate	311.3	0.1	310.4	0.8	40	(60)
- equities	9.5	1.0	8.3	0.2	20	(70)
- commodities	0.2	-	0.2	-	-	-
- credit	39.2	-	38.2	1.0	80	(100)

	424.1	1.1	421.0	2.0	140	(230)
Other financial liabilities (4)	1.3	-	1.3	-	-	-

Total liabilities	626.4	28.2	593.6	4.6	200	(270)

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity
2008	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances:
- banks	56.2	-	56.2	-	-	-
- customers	53.6	-	50.5	3.1	70	(50)

Debt securities
- government	105.9	68.7	37.2	-	-	-
- RMBS	72.8	-	72.3	0.5	40	(90)
- CMBS	3.9	-	3.3	0.6	30	(30)
- CDOs	8.6	-	6.9	1.7	410	(440)
- CLOs	8.7	-	7.7	1.0	40	(40)
- other ABS	8.1	-	6.6	1.5	10	(10)
- corporate	18.0	0.9	15.8	1.3	40	(40)
- other (3)	28.5	4.1	24.1	0.3	-	-

	254.5	73.7	173.9	6.9	570	(650)
Equity shares	26.4	15.4	9.9	1.1	80	(160)
Derivatives
- foreign exchange	173.3	2.2	171.0	0.1	-	-
- interest rate	654.8	0.4	652.9	1.5	80	(80)
- equities	9.2	0.5	8.6	0.1	-	(10)
- commodities: Sempra	11.6	-	11.0	0.6	50	(50)
- commodities : other	1.4	-	1.4	-	-	-
- credit	142.3	0.8	133.5	8.0	1,030	(1,200)

	992.6	3.9	978.4	10.3	1,160	(1,340)

Total assets	1,383.3	93.0	1,268.9	21.4	1,880	(2,200)

Liabilities
Deposits:
- banks	81.1	-	81.1	-	-	-
- customers	64.0	-	63.7	0.3	-	-
Debt securities in issue	51.4	-	47.0	4.4	190	(170)
Short positions	42.5	36.0	6.5	-	-	-
Derivatives
- foreign exchange	173.4	2.2	171.2	-	-	-
- interest rate	641.0	0.4	639.7	0.9	90	(90)
- equities	12.2	0.9	11.2	0.1	-	-
- commodities: Sempra	10.9	-	10.5	0.4	30	(30)
- commodities: other	1.2	-	1.2	-	-	-
- credit	132.7	0.1	130.0	2.6	180	(160)

	971.4	3.6	963.8	4.0	300	(280)
Other financial liabilities (4)	1.8	-	1.5	0.3	60	(40)

Total liabilities	1,212.2	39.6	1,163.6	9.0	550	(490)

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Amounts classified as available-for-sale comprise:

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity
	£bn	£bn	£bn	£bn	£m	£m

2009
Debt securities	143.3	70.3	71.7	1.3	90	(50)
Equity shares	2.9	0.5	1.7	0.7	100	(90)

	146.2	70.8	73.4	2.0	190	(140)

2008
Debt securities	132.8	20.9	108.9	3.0	90	(120)
Equity shares	7.2	4.8	2.1	0.3	60	(110)

	140.0	25.7	111.0	3.3	150	(230)

Notes:
(1)	Level 1: valued using quoted prices in active markets, examples include G10 government securities listed equity shares, certain exchange-traded derivatives, and certain US agency securities.

Level 2: most government agency securities, investment-grade corporate bonds, most traded loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, certain MBS, including CDOs and CLOs, most physical commodities, investment contracts issued by the Group’s life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

Level 3: includes cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(3)	Primarily includes debt securities issued by banks and building societies.
(4)	Comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities

RBS Group - 2009 Annual results

Notes (continued)

13. Financial instruments (continued)

Reclassification of financial instruments
During 2008, as permitted by amended IAS 39, the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category. There were further reclassifications from the held-for-trading category to the loans and receivables category during 2009. The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

	Reduction in profit or loss as a result of reclassifications for the year ended 2009
		Reclassified in:
	Total	2009	2008
	£m	£m	£m

From held-for-trading to:
Available-for-sale	1,280	-	1,280
Loans and receivables	1,705	37	1,668

	2,985	37	2,948

	Assets reclassified in 2009:	2009 All reclassifications		2008 All reclassifications (1)
	Carrying value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	-	7,629	7,629	12,047	12,047
Loans and receivables	1,995	12,933	10,644	20,774	16,628

	1,995	20,562	18,273	32,821	28,675

From available-for-sale to:
Loans and receivables	-	869	745	1,016	956

	1,995	21,431	19,018	33,837	29,631

Note:
(1)	31 December 2008 amounts have been restated

During the year ended 31 December 2009, the balance sheet value of reclassified assets reduced by £12.4 billion.  This was primarily due to disposals and repayments of £12.1 billion across a range of asset backed securities and loans including disposals through restructures of £3.4 billion on real estate and leverage financed positions. Other movements include impairment charges of £1.7 billion, foreign exchange rate losses of £2.0 billion offset by gains taken to the available-for-sale reserve of £1.1 billion, and reclassifications of £2.0 billion in 2009.

For assets reclassified from held-for-trading to available-for-sale, net unrealised losses recorded in equity at 31 December 2009 were £0.6 billion (2008 - £2.2 billion).

RBS Group - 2009 Annual results

Notes (continued)

14. Debt securities

	UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

2009
Held-for-trading	8,128	10,427	50,219	6,103	28,820	6,892	893	111,482
Designated as at fair value through profit or loss	122	3	402	483	394	1,178	21	2,603
Available-for-sale	19,071	12,972	45,512	11,210	51,044	3,365	124	143,298
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	27,322	23,402	96,133	17,796	88,182	13,288	1,131	267,254

2008
Held-for-trading	5,372	9,859	37,519	11,021	39,879	11,057	1,573	116,280
Designated as at fair value through profit or loss	2,085	510	472	89	236	1,580	456	5,428
Available-for-sale	11,330	6,152	32,480	13,139	62,067	5,400	2,288	132,856
Loans and receivables	-	-	-	114	8,961	3,749	161	12,985

	18,787	16,521	70,471	24,363	111,143	21,786	4,478	267,549

15. Derivatives

	2009		2008
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	26,744	24,898	83,065	83,568
Currency swaps	25,883	23,466	53,398	54,728
Options purchased	16,656	-	36,762	-
Options written	-	15,555	-	35,017

Interest rate contracts
Interest rate swaps	265,528	253,793	548,040	532,180
Options purchased	55,976	-	99,192	-
Options written	-	55,589	-	102,216
Futures and forwards	2,088	2,033	7,600	6,620

Credit derivatives	41,748	39,127	142,366	132,734

Equity and commodity contracts	6,831	9,680	22,136	24,301

	441,454	424,141	992,559	971,364

RBS Group - 2009 Annual results

Notes (continued)

15. Derivatives (continued)
The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off.  They are, however, effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.  Of the £441 billion derivatives assets shown above, £359 billion (2008 - £834 billion) were subject to such agreements. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

16. Available-for-sale reserves
Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment.  The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation.  However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment.  Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.  Determining whether objective evidence of impairment exists requires the exercise of management judgment.  The unrecognised losses on the Group’s available for sale debt securities are concentrated in its portfolios of mortgage-backed securities.  The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe.  The underlying securities remain unimpaired.

During 2009 impairment losses of £816 million (2008 - £981 million) were charged to profit or loss and net unrealised gains of £1,202 million (2008 - £6,808 million loss) were recognised directly in equity on available-for-sale financial assets. Available-for-sale reserves at 31 December 2009 amounted to net losses of £1,755 million (2008 - net losses £3,561 million).

RBS Group - 2009 Annual results

Notes (continued)

17. Capital resources
The Group’s regulatory capital resources at 31 December in accordance with Financial Services Authority (FSA) definitions were as follows:

	2009	2008
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	69,890	45,525
Minority interests	16,895	21,619
Adjustments for:
Goodwill and other intangible assets – continuing	(17,847)	(20,049)
Goodwill and other intangible assets – discontinued business	(238)	-
Unrealised losses on available-for-sale debt securities	1,888	3,687
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(207)	(984)
Reallocation of preference shares and innovative securities	(656)	(1,813)
Other regulatory adjustments	(1,184)	(362)
Less expected losses over provisions	(2,558)	(770)
Less securitisation positions	(1,353)	(663)
Less APS first loss	(5,106)	-

Core Tier 1 capital	59,524	46,190
Preference shares	11,265	16,655
Innovative Tier 1 securities	5,213	7,383
Tax on the excess of expected losses over provisions	1,020	308
Less deductions from Tier 1 capital	(601)	(689)

Total Tier 1 capital	76,421	69,847

Tier 2
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	207	984
Collective impairment allowances	796	666
Perpetual subordinated debt	4,950	9,829
Term subordinated debt	20,063	23,162
Minority and other interests in Tier 2 capital	11	11
Less deductions from Tier 2 capital	(5,532)	(2,429)
Less APS first loss	(5,106)	-

Total Tier 2 capital	15,389	32,223

Tier 3	-	260

Supervisory deductions
Unconsolidated investments	(4,472)	(4,044)
Other deductions	(93)	(111)

Deductions from total capital	(4,565)	(4,155)

Total regulatory capital	87,245	98,175

RBS Group - 2009 Annual results

Notes (continued)

18. Analysis of contingent liabilities and commitments

	2009	2008
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	40,008	49,262
Other contingent liabilities	14,012	22,275

	54,020	71,537

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	291,634	352,398
Other commitments	6,007	9,326

	297,641	361,724

Total contingent liabilities and commitments	351,661	433,261

Additional contingent liabilities arise in the normal course of the Group’s business.  It is not anticipated that any material loss will arise from these transactions.

19. Litigation
As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, RBS plc and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out below in this section -“Litigation”, so far as RBS Group is aware, neither RBS plc nor any member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings, which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Group’s financial position or profitability.

Unarranged overdraft charges
In common with other banks in the United Kingdom, RBS plc and NatWest have received claims and complaints from a large number of customers in the United Kingdom seeking refunds of unarranged overdraft charges (the “Charges”). The vast majority of these claims and complaints have challenged the Charges on the basis that they contravene the Unfair Terms in Consumer Contracts Regulations 1999 (the “Regulations”) or are unenforceable under the common law penalty doctrine (or both).

RBS Group - 2009 Annual results

Notes (continued)

19. Litigation (continued)

Unarranged overdraft charges (continued)
In July 2007, the Office of Fair Trading (“OFT”) issued proceedings in a test case in the English High Court against the banks which was intended to determine certain issues concerning the legal status and enforceability of contractual terms relating to the Charges.  The test case concluded in November 2009 with a judgment of the Supreme Court in favour of the banks. As a result of the court rulings made in the test case, RBS Group expects substantially all of the customer claims and complaints it has received relating to the Charges to fail. RBS Group cannot at this stage predict with any certainty the final outcome of all customer claims and complaints. It is unable reliably to estimate any liability that may arise as a result of or in connection with these matters or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation
RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

RBS Group - 2009 Annual results

Notes (continued)

19. Litigation (continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

World Online International NV.
In November 2009 the Supreme Court in the Netherlands gave a declaratory judgment against World Online International NV, Goldmans Sachs International and ABN AMRO Bank NV in relation to claims arising out of the World Online initial public offering of 2000.  It held that these Defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. RBS Group does not believe that any final liability or loss will have a significant effect on RBS Group’s financial position or profitability.

Summary of other disputes, legal proceedings and litigation
Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on RBS Group’s financial position or profitability in any particular period.

20. Investigations
RBS Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required. It is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on RBS Group, its business, reputation, results of operations or the price of securities issued by it.

RBS Group - 2009 Annual results

Notes (continued)

20. Investigations (continued)
In particular there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group’s control but could have an adverse impact on RBS Group’s businesses and earnings.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Multilateral interchange fees
In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (“MIF”) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIFs (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in Summer 2008, MasterCard announced various changes to its scheme arrangements. The EC Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009 MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Visa’s cross-border MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry.

RBS Group - 2009 Annual results

Notes (continued)

20. Investigations (continued)

Multilateral interchange fees (continued)
In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the “CAT”) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have an impact on the consumer credit industry in general and, therefore, on RBS Group’s business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (“PPI”), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (“CC”) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the Competition Appeal Tribunal (“CAT”). On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. The CC’s current Administrative Timetable is to publish a supplementary report by Summer 2010 and give further consideration to its full range of recommended remedies and a draft order to implement them during Autumn 2010.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the FOS and many of these are being upheld by the FOS against the banks.

In September 2009, the FSA issued a consultation paper on guidance on the fair assessment of PPI mis-selling complaints and, where necessary, the provision of an appropriate level of redress. The consultation also covers proposed rules requiring firms to re-assess (against the new guidance) all PPI mis-selling complaints received and rejected since 14 January 2005. A policy statement containing final guidance and rules is expected in early 2010. Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted.

RBS Group - 2009 Annual results

Notes (continued)

20. Investigations (continued)

Personal current accounts (continued)
On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.

US dollar clearing activities
In connection with a previously disclosed investigation of ABN AMRO’s New York Branch by US regulatory authorities, ABN AMRO and members of ABN AMRO’s management continue to provide information to the United States Department of Justice relating to ABN AMRO’s dollar clearing activities, United States Department of Treasury compliance procedures and other Bank Secrecy Act of 1970 compliance matters.  ABN AMRO has reached an agreement in principle with the United States Department of Justice that would resolve all presently known aspects of the ongoing investigation, although no written agreement has yet been reached and negotiations continue. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue co-operating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of US$500 million. The precise terms of the deferred prosecution agreement are still under negotiation.
Securitisation and collateralised debt obligation business
The New York State Attorney General has issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General, principally related to loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

RBS Group - 2009 Annual results

Notes (continued)

20. Investigations (continued)

Other investigations
In the UK, the OFT has been investigating RBS Group for alleged conduct in breach of Article 101 of the Treaty on the Functioning of the European Union and/or the Chapter 1 prohibition of the Competition Act 1998 relating to the provision of loan products to professional services firms. RBS Group is co-operating fully with the OFT's investigation.

In April 2009 the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBS Group and its subsidiaries are cooperating fully with this review and investigation.

In November 2009, the FSA informed RBS Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of RBS Group’s UK subsidiaries relating to compliance with UK money laundering regulations during the period from December 2007 to December 2008. RBS Group and its subsidiaries are cooperating fully with this investigation.

In January 2010, the FSA informed RBS Group that it intended to commence an investigation into certain aspects of the handling of customer complaints. The scope of the proposed investigation (including which businesses and subsidiaries are affected) is not yet clear. RBS Group and its subsidiaries intend to co-operate fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are cooperating with these various requests for information and investigations.

RBS Group - 2009 Annual results

Notes (continued)

21. The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies (‘exit levies’) on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

22. Related party transactions
Full details of the Group’s related party transactions for the year ended 31 December 2009 are included in the Group’s 2009 Annual Report and Accounts.

23. Filings with the US Securities and Exchange Commission (SEC)
A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

RBS Group - 2009 Annual results

Analysis of non-interest income, expenses and impairment losses

	2009	2008
	£m	£m

Fees and commissions receivable	9,831	9,831
Fees and commissions payable
- banking	(2,456)	(1,985)
- insurance related	(366)	(401)

Net fees and commissions	7,009	7,445

Foreign exchange	2,465	1,994
Interest rate	3,875	1,454
Credit	(4,108)	(12,200)
Other	1,649	275

Income/(loss) from trading activities	3,881	(8,477)

Gain on redemption of own debt	3,790	-

Operating lease and other rental income	1,391	1,525
Changes in the fair value of own debt	51	977
Changes in the fair value of securities and other financial assets and liabilities	101	(1,730)
Changes in the fair value of investment properties	(117)	(86)
Profit on sale of securities	294	342
Profit on sale of property, plant and equipment	43	167
(Loss)/profit on sale of subsidiaries and associates	(135)	943
Life business profits/(losses)	156	(52)
Dividend income	86	281
Share of profits less losses of associated entities	(195)	69
Other income	287	(537)

Other operating income	1,962	1,899

Non-interest income (excluding insurance premiums)	16,642	867

Insurance net premium income	5,544	6,326

Total non-interest income	22,186	7,193

Staff costs
- wages, salaries and other staff costs	10,063	9,076
- bonus tax	208	-
- social security costs	727	696
- pension costs
- gains on pensions curtailment	(2,148)	-
- other	785	638
Premises and equipment	3,087	2,593
Other	5,584	5,464

Administrative expenses	18,306	18,467
Write-down of goodwill and other intangible assets	363	32,581
Depreciation and amortisation	2,809	3,154

Operating expenses	21,478	54,202

General insurance	4,223	3,733
Bancassurance	634	697

Insurance net claims	4,857	4,430

Loan impairment losses	14,134	7,091
Impairment of available-for-sale securities	816	981

Impairment losses	14,950	8,072

RBS Group - 2009 Annual results

Capital resources and ratios

	2009	2008
	£m	£m

Capital base
Core Tier 1 capital	59,524	46,190
Preference shares and tax deductible securities	16,478	24,038
Deductions from Tier 1 capital net of tax credit on expected losses	419	(381)

Tier 1 capital	76,421	69,847
Tier 2 capital	15,389	32,223
Tier 3 capital	-	260

	91,810	102,330
Less: Supervisory deductions	(4,565)	(4,155)

Total regulatory capital	87,245	98,175

Risk-weighted assets
Credit risk	513,200	551,300
Counterparty risk	56,500	61,100
Market risk	65,000	46,500
Operational risk	33,900	36,900

	668,600	695,800
APS relief	(127,600)	-

	541,000	695,800

Risk asset ratio
Core Tier 1	11.0%	6.6%
Tier 1	14.1%	10.0%
Total	16.1%	14.1%

RBS Group - 2009 Annual results

Risk and capital management

Presentation of information
The data in this section excludes RFS Holdings minority interest unless otherwise indicated.

Risk, capital and liquidity management

Overview
Conditions during the year continued to prove challenging as the ongoing deterioration in economic conditions and financial markets seen during 2008 continued into 2009.  Market stress peaked during the first quarter of 2009 with broad improvement since then. This reflects a global effort by many governments and central banks to ease monetary conditions, increase liquidity within the financial system and support banks with a combination of increased capital, guarantees and strengthened deposit insurance.  One resulting benefit for banks generally has been a significant improvement in the liquidity of money and debt markets.  At the same time regulatory oversight of the banking sector has increased globally and is expected to continue at a heightened level.

More recently the major economies have started to demonstrate a gradually improving macroeconomic position although conditions remain fragile.  Areas of particular uncertainty include possible effects from governments ending their financial stimulus initiatives and central banks moving to exit from positions of historically very low interest rates, as well as reversing quantitative easing.  These look likely to occur against a backdrop of heightened personal and corporate insolvency as well as rising unemployment.

The Group has been developing and adapting to an evolving economic environment, against a background of the strategic review which includes a clearly stated ambition to achieve standalone strength.  The core aims of the strategic plan are to improve the risk profile of the Group and to reposition the balance sheet around the Group’s core strengths.  The Group level risk appetite statements and limits have been reviewed to ensure they are in line with the strategy.  Any potential areas of misalignment between risk appetite and the Group strategy have been discussed by the Executive Risk Forum and remediation plans have been put in place.

Enhancements have been made to a number of the risk frameworks, including:

●	A new credit approval process has been introduced during the year, based on a pairing of business and risk managers authorised to approve credit. This replaced the former credit committee process;

●	Exposure to higher risk countries has been reduced and a new risk limits framework has been implemented across the Group;

●	Single name and sector wide credit concentrations continue to receive a high level of attention and further enhancements to the risk frameworks were agreed in the fourth quarter of the year;

●
In addition to the move to value-at-risk (VaR) based on a 99% confidence level, from 95%, the Group has improved and strengthened its market risk limit framework, increasing the transparency of market risk taken across the Group’s businesses in both the trading and non-trading portfolios;

RBS Group - 2009 Annual results

Risk and capital management (continued)

Risk, capital and liquidity management (continued)

Overview (continued)

●	The Group’s funding and liquidity profile is supported by explicit targets and metrics to control the size and extent of both short-term and long-term liquidity risk; and

●	An improved reporting programme has been implemented to increase transparency and improve the management of risk exposures.

Credit impairments in 2009 were materially higher than the previous year.  As the year progressed, the level of impairments moderated, with the highest quarterly charge incurred in the second quarter.  It is expected that the results for 2010 and 2011 will continue to be affected by a heightened level of credit impairments as exposures in the Non-Core division are managed down and the economic environment continues to impact the Core businesses.  The risk weightings applied to assets are also expected to increase due to procyclicality and as a result the amount of capital that banks generally are required to hold will increase.  Future regulatory changes are also expected to increase the capital requirements of the banking sector.  Against this background, the Non-Core portfolio is reducing and the Group has materially strengthened its capital base through the B share issuance in December 2009.

Capital
The Group aims to maintain an appropriate level of capital to meet business needs and regulatory requirements.  Capital adequacy and risk management are closely aligned. The Group’s regulatory capital resources as calculated in accordance with FSA definitions are set out on the following page.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Capital (continued)

Capital resources
	31 December 2009	31 December 2008
Composition of regulatory capital (Proportional)	£m	£m

Tier 1
Ordinary shareholders' equity	69,890	45,525
Minority interests	2,227	5,436
Adjustments for:
- Goodwill and other intangible assets - continuing	(14,786)	(16,386)
- Goodwill and other intangible assets of discontinued businesses	(238)	-
- Unrealised losses on available-for-sale (AFS) debt securities	1,888	3,687
- Reserves: revaluation of property and unrealised gains on AFS equities	(207)	(984)
- Reallocation of preference shares and innovative securities	(656)	(1,813)
- Other regulatory adjustments	(950)	9
Less excess of expected losses over provisions net of tax	(2,558)	(770)
Less securitisation positions	(1,353)	(663)
Less APS first loss	(5,106)	-

Core Tier 1 capital	48,151	34,041
Preference shares	11,265	16,655
Innovative Tier 1 securities	2,772	6,436
Tax on the excess of expected losses over provisions	1,020	308
Less deductions from Tier 1 capital	(310)	(316)

Total Tier 1 capital	62,898	57,124

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	207	984
Latent impairment provisions	796	666
Perpetual subordinated debt	4,200	9,079
Term subordinated debt	18,120	20,282
Minority and other interests in Tier 2 capital	11	11
Less deductions from Tier 2 capital	(5,241)	(2,055)
Less APS first loss	(5,106)	-

Total Tier 2 capital	12,987	28,967

Tier 3	-	260

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,068)	(3,628)
- Other investments	(404)	(416)
Other	(93)	(111)

Deductions from total capital	(4,565)	(4,155)

Total regulatory capital	71,320	82,196

Risk weighted assets
Credit risk	410,400	433,400
Counterparty risk	56,500	61,100
Market risk	65,000	46,500
Operational risk	33,900	36,800

	565,800	577,800
APS relief	(127,600)	-

	438,200	577,800

RBS Group - 2009 Annual results

Risk and capital management (continued)

Capital (continued)

Capital resources (continued)

	31 December 2009	31 December 2008
Risk asset ratio (Group before RFS Holdings minority interest)%		%

Core Tier 1	11.0	5.9
Tier 1	14.4	9.9
Total	16.3	14.2

Risk asset ratio

Core Tier 1	11.0	6.6
Tier 1	14.1	10.0
Total	16.1	14.1

The Group has seen a continuation of challenging financial market and economic conditions during 2009.  Although some signs of improvement have started to emerge, the performance of key economies remains uncertain and the Group has continued to experience material impairment losses and credit market write-downs, including further write-downs in respect of monoline exposures.  The majority of these are in the Non-Core division, which in time will be run down, significantly reducing the size of the Group’s balance sheet and associated capital requirements.

In April 2009, £5 billion of preference shares were redeemed and replaced by ordinary shares using the proceeds of the Second Placing and Open Offer.  This strengthened the Group’s Core Tier 1 capital, enhancing its financial stability during a tough economic and market period.

As an interim measure pending full compliance with Basel 2, the Group, with the agreement of the regulators, consolidates the RWAs of ABN AMRO on the basis of Basel 1 plus an adjustment factor. The Group is advanced in its preparation for moving to a Basel 2 compliant approach for the ABN AMRO businesses it will retain.  As part of this transition the Group has agreed with the FSA to increase the adjustment factor with effect from 31 December 2009 to reflect changing circumstances. This change has increased RWAs by approximately £8 billion thereby reducing the Core Tier 1 ratio at 31 December 2009 by 20 basis points.

Asset Protection Scheme
On 22 December 2009, RBS acceded to the Asset Protection Scheme (‘APS’ or ‘the Scheme’).  The key commercial terms and details of the assets covered by the Scheme are set out in Appendix 2 of this document.

Following the accession to the APS, HM Treasury provides loss protection against potential losses arising in a pool of assets.  HM Treasury also subscribed to £25.5 billion of capital in the form of B shares and a Dividend Access Share, with a further £8 billion of capital in the form of B shares, potentially available as contingent capital.  The Group pays annual fees in respect of the protection and contingent capital.  The Group has the option, subject to HM Treasury consent, to pay the annual premium, contingent capital and the exit fee payable in connection with any termination of the Group’s participation in the APS, in whole or in part, by waiving the entitlements of members of the Group to certain UK tax reliefs.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Asset Protection Scheme (continued)

Following accession to the APS, arrangements were put in place within the Group that extended effective APS protection to all other regulated entities holding assets covered by the APS.

Capital (continued)

On 19 January 2009, the FSA announced that it expects each bank participating in the UK Government’s recapitalisation scheme to have a minimum Core Tier 1 ratio of 4% on a stressed basis.  As at 31 December 2009 the Group’s Core Tier 1 ratio was 11.0% (2008 - 5.9%).  While the RWA relief from the APS scheme enabled the Group to maintain robust capital ratios, it is clear that the next few years pose continuing challenges in respect of impairment levels, trading performance and the return to profitability, RWA volatility including procyclical effects, and increasing regulatory demands.

The subscription for £25.5 billion of B shares and APS improved the Group’s Core Tier 1 capital ratio by 580 basis points at 31 December 2009.

Regulatory developments
European Directives
The Group is undertaking the necessary preparations to comply with the new European Directives which will, or are expected to, come into force on or before 1 January 2011.  These deal with inter alia, the eligibility of hybrid capital; restrictions on large exposures; enhanced risk management of securitisation exposures (including a requirement that banks cannot invest in a securitisation where the originator has not retained an economic interest); higher capital requirements for re-securitisations; and strengthening capital requirements for the trading book.

Basel Committee on Banking Supervision
In December 2009, the Basel Committee issued proposals to strengthen capital and liquidity of banks.  The key elements include: raising the quality, consistency and transparency of regulatory capital; increased capital requirements for counterparty exposures on derivatives, repurchase agreements and securities financing activities; the introduction of a leverage ratio; promotion of countercyclical measures to encourage build up of capital buffers and a more forward-looking provisioning based on expected losses instead of the current ‘incurred loss’ provisioning model; and the introduction of a global minimum liquidity standard for internationally active banks, including a short-term liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.  The Committee is carrying out an impact assessment in the first part of 2010 to calibrate the new requirements before issuing final proposals by the end of 2010 for phased implementation commencing in 2012.

The Group is working with the trade bodies in responding to the various consultations and will participate fully in the impact assessment.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed in the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 91) are excluded.  Where relevant, and unless otherwise stated, data reflect the effect of credit mitigation techniques.

	31 December 2009	31 December 2008 (1)
	£m	£m

UK Retail	103,029	97,069
UK Corporate	109,908	126,736
Wealth	15,951	17,604
Global Banking & Markets	224,355	450,321
Global Transaction Services	7,152	8,995
Ulster Bank	42,042	64,695
US Retail & Commercial	52,104	82,862
Other	2,981	6,594

Core	557,522
Non-Core	151,264

Group before RFS Holdings minority interest	708,786	854,876

Note:
(1)	The 2008 split between Core and Non-Core is not available.

Key points

●	Total credit risk assets reduced by £146 billion, or 17%, during 2009 or 13% on a constant currency basis.

●	Reductions occurred across industry sectors and in most regions. The largest reductions were in lending balances and derivatives.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Credit concentration risk (including country risk)
The Group defines four key areas of concentration in credit risk that are monitored, reported and managed at both Group and divisional levels.  These are single name, industry/sector, country and product/asset class.  Frameworks to address single name, industry/sector and country concentrations are established and continue to be enhanced and embedded into business processes across the Group.  Aspects of the product/asset class framework are in place whilst others will be developed during the course of 2010.

Country risk arises from sovereign events (for example, default or restructuring); economic events (for example, contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (for example, convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict.  Losses are broadly defined and include credit, market, liquidity, operational and franchise risk related losses.

The Group’s appetite for country risk is set by the Executive Risk Forum in the form of limits by country risk grade, with sub-limits on term exposure.  Countries where exposures exceed this limit framework are approved by the ERF while authority is delegated to the Group Country Risk Committee (GCRC) to manage exposures within the framework.  Specific limits are set for each country based on a risk assessment taking into account the Group’s franchise and business mix in that country.  Additional limitations – on product types with higher loss potential, for example – are established to address specific vulnerabilities in the context of a country's outlook and/or the Group's business strategy in a particular country.  A country watch list framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

The country risk table below shows credit risk assets exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below from either Standard & Poor’s or Moody’s, and is stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Credit concentration risk (including country risk) (continued)

	2009							2008
	Personal	Sovereign	Banks and financial institutions	Corporate	Total	Core	Non-Core	Personal	Sovereign	Banks and financial institutions	Corporate	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Italy	27	104	1,999	5,636	7,766	3,827	3,939	23	131	3,263	7,555	10,972
India	547	5	476	2,578	3,606	2,887	719	1,020	6	738	3,800	5,564
Russia	41	-	395	2,928	3,364	2,803	561	51	-	362	5,361	5,774
South Korea	1	-	1,038	2,308	3,347	3,238	109	2	-	1,743	1,104	2,849
Turkey	11	301	590	1,906	2,808	2,412	396	25	364	603	3,035	4,027
Poland	6	62	113	1,840	2,021	1,847	174	7	38	309	1,309	1,663
China	21	49	798	1,096	1,964	1,695	269	25	61	1,146	2,027	3,259
Romania	512	47	452	874	1,885	64	1,821	584	145	160	917	1,806
Portugal	5	42	281	1,119	1,447	943	504	6	34	405	1,914	2,359
Chile	-	41	447	865	1,353	526	827	-	26	384	1,251	1,661
Brazil	3	-	767	439	1,209	1,151	58	4	-	1,012	642	1,658
Mexico	1	7	227	934	1,169	740	429	4	57	211	2,000	2,272
Kazakhstan	45	15	365	646	1,071	91	980	69	17	901	859	1,846
Hungary	3	23	56	956	1,038	579	459	5	74	101	831	1,011

Key points

●
There has been a sustained focus on country exposures, both in terms of those countries that represent a larger concentration and those that, under the country watch list process, have been identified as exhibiting signs of actual or potential stress.

●	This process, coupled with the Group’s strategic focus on a reduced number of countries, has yielded material reductions in exposure.

●	The reductions are magnified by the relative strength of sterling in the year, when it gained 9% on a trade weighted basis against other currencies.

Most economies enter 2010 in a tentative recovery phase, attributed largely to official stimulus, resilient consumption and global restocking.  International prospects vary and significant risks remain, particularly around exiting government support, advanced sovereign debt levels and rising inflationary pressures. Currently low yields may not last as these trends play out.  Asia remains the best performing region, thanks to limited sovereign and corporate leverage. However, growth prospects remain linked to global trade flows.  Middle East sovereigns are generally strong, but the private sector continues to feel the impact of weakness in real estate and construction.  Latin America proved relatively insulated from the crisis, and policy gains look set to be sustained.  Peripheral Euro zone sovereigns with heavy debt burdens face increased risks, with credible adjustment programmes needed.  Eastern Europe has made some progress in addressing key weaknesses, but vulnerabilities in some countries remain and growth prospects are modest.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Asset quality by industry and geography
Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio.  Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below analyses credit risk assets by industry sector and geography.

	2009
	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	of which Core	2008(3)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Personal	120,720	23,530	37,680	2,948	63	1,361	186,302	165,562	197,888
Banks & financial institutions	38,775	66,698	18,817	13,158	10,216	5,305	152,969	133,900	180,504
Property	61,779	27,736	8,315	2,478	2,924	507	103,739	57,073	112,980
Transport and storage (2)	14,565	7,954	7,514	5,841	2,917	7,370	46,161	30,863	58,995
Manufacturing	9,309	14,646	7,965	3,627	1,643	3,948	41,138	31,199	67,846
Wholesale and retail trade	15,584	7,458	5,497	945	829	1,704	32,017	25,180	35,180
Telecom, media & technology	8,956	7,956	5,312	2,232	804	1,528	26,788	18,554	42,374
Public sector	11,091	4,448	6,016	2,109	279	760	24,703	21,823	39,890
Building	10,303	7,494	1,852	836	183	1,098	21,766	16,642	29,297
Tourism and leisure	11,396	3,268	2,700	755	586	481	19,186	15,583	19,528
Power, water & waste	4,745	6,197	3,502	1,179	1,215	941	17,779	12,055	26,628
Natural resources and nuclear	2,554	3,546	5,511	1,861	844	2,895	17,211	12,479	25,318
Business services	8,981	2,056	2,324	675	1,029	588	15,653	13,395	14,497
Agriculture and fisheries	921	618	1,671	18	64	82	3,374	3,214	3,951

2009 Total	319,679	183,605	114,676	38,662	23,596	28,568	708,786	557,522	854,876

of which Core	271,758	133,824	89,487	28,718	14,048	19,687	557,522

2008 Total	326,639	225,870	178,139	56,074	31,235	36,919	854,876

Notes:
(1)	Other comprises Central and Eastern Europe, Middle East, Central Asia and Africa.
(2)
Excludes net investment in operating leases in Shipping and Aviation portfolios as they are accounted for as part of property, plant and equipment; however operating leases are included in the monitoring and management of these portfolios.

(3)	Certain sector and sub-sector classes were refined in 2009.

Key points

●	Exposures have decreased materially across industry sectors and geographies, with the exception of the UK where exposure is only 2% lower at 31 December 2009 compared with a year earlier.

●	Within the UK, exposure to corporate sectors was down 8%. Banks and financial institutions, and public sector were unchanged and exposure to personal customers was up 6% in 2009.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Single name concentrations
During the first half of the year, the Group implemented an enhanced framework to address the risk arising from concentrations of exposure to related groups of borrowers.  Despite market illiquidity that reduced the scope for exposure management strategies against certain assets and negative credit migration that created additional cases in excess of the framework’s parameters, some progress was made against exceptions arising from the framework.  Overall there were 9% fewer exceptions at the end of the period than at the beginning.  Plans have been developed and continue to be refined to deliver alignment with the framework over the course of the Group’s strategic plan.

Credit risk asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit grades.  Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type.  All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios.  Accordingly, measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on audience and business need.

		2009
Asset quality band	Probability of default range	Core	Non-Core	Total		2008 Total
		£m	£m	£m	%	£m	%

AQ1	0% - 0.03%	124,172	20,570	144,742	20.3	208,033	24.4
AQ2	0.03% - 0.05%	13,470	1,958	15,428	2.2	29,939	3.5
AQ3	0.05% - 0.10%	27,456	6,462	33,918	4.8	44,724	5.2
AQ4	0.10% - 0.38%	84,594	17,032	101,626	14.3	159,067	18.6
AQ5	0.38% - 1.08%	107,960	27,135	135,095	19.1	157,138	18.5
AQ6	1.08% - 2.15%	78,048	19,050	97,098	13.7	107,191	12.5
AQ7	2.15% - 6.09%	42,611	14,449	57,060	8.1	48,271	5.6
AQ8	6.09% - 17.22%	21,484	4,479	25,963	3.7	25,682	3.0
AQ9	17.22% - 100%	10,597	5,845	16,442	2.3	12,034	1.4
AQ10	100%	16,316	23,118	39,434	5.6	19,130	2.2
Other (1)		30,814	11,166	41,980	5.9	43,667	5.1

		557,522	151,264	708,786	100.0	854,876	100.0

Note:
(1)
‘Other’ largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Key points

●
In addition to the overall portfolio contraction, the table above evidences the negative rating migration observed across the Group’s portfolios during the course of 2009, with the lower quality bands (AQ7 and below) all showing increased exposure.

●	A significant majority of this increase occurred in the first half of 2009. Exposure in bands AQ7 and below grew by 23% in the first six months of the year and by a further 6% since 30 June 2009.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios

Personal lending
	2009	2008
	£m	£m

UK Retail:
- Mortgage	85,529	74,528
- Cards, loans and overdrafts	20,316	22,475
Ulster Bank:
- Mortgage	22,304	24,531
- Other personal	1,172	1,350
Citizens:
- Mortgage	26,534	34,394
- Auto and cards	6,917	9,126
- Other (1)	4,205	5,286
EMEA and Asia Pacific Non-Core	3,084	3,942
Other (2)	16,241	22,256

	186,302	197,888

Notes:
(1)	Mainly student loans and recreational vehicles/marine.
(2)	Personal exposures in other divisions, including Wealth and RBS Insurance.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios (continued)

Residential mortgages

The table below analyses the distribution of residential mortgages by loan-to-value (LTV) (indexed).

	UK Retail		Ulster Bank		Citizens
	2009	2008	2009	2008	2009	2008
	%	%	%	%	%	%

<= 50%	39.2	46.0	40.7	47.1	26.3	29.7
> 50% and <= 60%	10.1	10.9	7.6	8.7	7.9	9.0
> 60% and <= 70%	10.9	10.6	7.6	8.4	9.0	10.7
> 70% and <= 80%	13.3	10.6	7.5	8.6	12.7	16.3
> 80% and <= 90%	11.2	9.2	8.0	9.6	14.5	15.5
> 90% and <= 100%	7.6	7.8	9.0	8.5	12.2	9.5
> 100%	7.7	4.9	19.6	9.1	17.4	9.3

Total portfolio average LTV at 31 December 2009	59.1	54.5	62.5	54.3	72.0	69.1

Average LTV on new originations during the year	67.2	67.2	72.8	71.1	62.4	64.3

Notes:
(1)	Analysis covers the main mortgage brands in each of the Group’s three main consumer markets and covers 96% of total mortgage portfolio.
(2)	LTV averages calculated by transaction volume.

The table below details the residential mortgages three months or more in arrears (by volume).

	2009	2008
	%	%

UK Retail(1)	1.8	1.5
Ulster Bank	3.3	1.6
Citizens	1.5	0.9

Note:
(1)	UK Retail analysis covers the Royal Bank and NatWest brands and 77% of the UK Retail mortgage portfolio (the remainder operates under the same credit policies).

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios (continued)

UK residential mortgages
The UK mortgage portfolio totalled £85.5 billion at 31 December 2009, an increase of 15% from 31 December 2008, due to strong growth and lower redemption rates.  Of the total portfolio, 98% is designated as Core business with the primary brands being the Royal Bank, NatWest, the One Account, and First Active.  The assets comprise prime mortgage lending and include 6.6% (£5.6 billion) of exposure to residential buy-to-let.  There is a small legacy self certification book (0.4% of total assets) which was withdrawn from sale in 2004.

UK net new mortgage lending in 2009 was strong at £11 billion and the Group has exceeded its commitment to the UK Government on net mortgage lending.  The average LTV for new business during 2009 was unchanged at 67.2%.  The maximum LTV available to new customers remains at 90%.

The arrears rate (three or more payments missed) on the combined Royal Bank of Scotland and NatWest brands was 1.8% at 31 December 2009.  After a period of deterioration driven by the economic environment this stabilised in the second half of 2009 (arrears rate stood at 1.8% as at 30 June 2009 and 1.5% as at 31 December 2008).  The arrears rate on the buy-to-let portfolio was 1.6% at 31 December 2009 (1.6% at 30 June 2009 and 1.5% at 31 December 2008).

The mortgage impairment charge was £129 million in 2009 compared with £33 million in 2008, attributable to declining house prices driving lower recoveries and an increase in defaults reflecting the difficult economic environment.  Default rates remain sensitive to economic developments, notably unemployment rates.  Provisions as a proportion of balances at 31 December 2009 were 0.3% and 0.2% at 31 December 2008.

A number of initiatives aimed at increasing the levels of support to customers experiencing difficulties were implemented in 2008 and will continue in 2010.  The Group does not initiate repossession proceedings for at least six months after arrears are evident and participates in various Government-led initiatives such as the mortgage rescue scheme and homeowner mortgage support.

Ulster Bank residential mortgages
The residential mortgage portfolio across the Ulster Bank and First Active brands totalled £22.3 billion at 31 December 2009; 91% is in the Republic of Ireland and 9% in Northern Ireland.  This represents a decline of 4% in the Republic of Ireland and an increase of 13% in Northern Ireland from 31 December 2008.  27% of the portfolio is in Non-Core.

The arrears rate increased to 3.3% at 31 December 2009 from 1.6% at 31 December 2008.  As a result, the impairment charge for 2009 was £115 million versus £23 million for 2008.  Repossessions totalled 96 in 2009, compared with 37 in 2008 with the majority of these being voluntary.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios (continued)

Ulster Bank residential mortgages (continued)
During 2009 new business originations in the Republic of Ireland were very low across all segments. The bank introduced new products - Momentum and SecureStep - in both Northern Ireland and the Republic of Ireland which aim to support market activity for new build properties.  In Northern Ireland, lending increased in the second half of 2009 as a degree of confidence returned to the property market.

Citizens real estate
Citizens total residential real estate portfolio totalled $42 billion at 31 December 2009 (2008 - $50 billion).  The real estate portfolio comprises $11 billion of first lien mortgages and $31 billion of home equity loans and lines (Core portfolio 48% first lien).  83% of the portfolio is Core business; $10 billion of mortgages and $25 billion of home equity loans and lines (48% of the latter being first lien).  The serviced by others (SBO) portfolio (96% second lien) is the largest component of the Non-Core portfolio.

Citizens has focused its origination efforts in the more mature and stable markets of New England and Mid Atlantic (Citizens ‘footprint states’), targeting low risk products and adopting conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions.  As at 31 December 2009, the portfolio consisted of $34 billion (80% of the total portfolio) in these footprint states.

The SBO portfolio consists of purchased pools of home equity loans and lines whose current LTV (95.6% on a weighted average basis at 31 December 2009) and geographic profiles (74% outside of Citizens footprint states and a 30% concentration in California, Arizona and Nevada) have, in the current economic climate, resulted in an annualised write-off rate of 10.7% in 2009.  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $7.0 billion at 31 December 2008 to $5.5 billion at 31 December 2009.

The current weighted average LTV of the real estate portfolio rose slightly during the year to 72.0% at 31 December 2009 (67.5% excluding the SBO portfolio), driven by significant price declines throughout the US.  Based on the latest Case-Shiller forecast for the US market, economists still anticipate significant decreases in the first half of 2010 with improvements expected in late 2010 or early 2011.

The arrears rate increased significantly from 0.9% at 31 December 2008 to 1.5% at 31 December 2009. In part, this reflects the contraction of the portfolio caused by fewer new loans added, Citizens choosing to exercise its option to sell certain mortgages to the secondary market under long-term agreements, and higher run-off or pay-down rates across all residential products.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Personal lending

The Group’s personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts.  The majority of personal lending exposures exist in the UK and the US.  New defaults as a proportion of average loans and receivables were:
	2009		2008
	Average loans & receivables	Impairment charge as a % of loans & receivables	Average loans & receivables	Impairment charge as a % of loans & receivables
	millions	%	millions	%

UK Personal lending: (1)
UK Retail cards	£6,101	8.7	£6,617	6.4
UK Retail loans	£12,062	5.9	£13,545	3.3

US Personal lending: (2)
Citizens cards	$2,286	8.9	$2,275	4.9
Citizens auto loans	$9,759	1.2	$11,386	1.1

Notes:
(1)	The charge for UK Retail assets refers to impairment on assets in the year.
(2)	The charge for Citizens assets refers to charge-offs in the year net of recoveries realised in the year.

The UK personal lending portfolio, of which 97% is in Core businesses, comprises credit cards, unsecured loans and overdrafts and totalled £20.3 billion at 31 December 2009, a decrease of 10% from 31 December 2008 (£22.5 billion) due to general market trend of customers repaying debt on credit cards and loan balances and a reduction in new lending.

Risk appetite continues to be actively managed across all unsecured products, reflecting the challenging economic environment.  Support continues for customers in financial difficulties through breathing space initiatives on all unsecured products, whereby a thirty day breathing space allows customers to work with a not-for-profit debt advice agency to establish a debt repayment plan. During this time the Group suspends collection activity.  A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues addressing both the continued support for our customers and the management of impairments.

Default rates on both cards and loans in the UK increased in 2009, driven by the deterioration in economic environment and, to a lesser extent, the reduction in total balances.  Default rates are still sensitive to economic developments, notably unemployment rates.

The Citizens credit card portfolio totalled US$2.3 billion, at 31 December 2009.  Core assets comprised 58% of the portfolio.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Personal lending (continued)

The Citizens cards business adopts conservative risk strategies compared to the US market as illustrated by the business generally performing better than industry benchmarks (provided by VISA).  The latest available metrics (December 2009) show the rate for 60+ days delinquency as a percentage of total outstandings at 4.4% (compared to an industry figure of 4.7%) and net contractual charge-offs as a percentage of total outstandings at 7.1% (compared to an industry figure of 7.4%).

For new customers, lending criteria have been tightened and initial credit lines reduced.  Existing customers are regularly monitored for changes in asset quality and behaviour and, where appropriate, proactive measures are taken to limit or reduce credit exposure.

Citizens is a leading provider of retail auto financing to US consumers through a network of 3,500 auto dealers located in 23 US states.  It maintains a conservative, prime indirect auto lending credit programme with loss rates that have historically been below national averages.  Current outstanding retail auto loan balances totalled $8.8 billion as of 31 December 2009, with the 30-day delinquency rate at 2.6%.  This compares to data reported by the American Bankers' Association (latest available is at 30 September 2009) showing the nationwide indirect auto lending delinquency rate at 2.8%.  Citizens recently shifted its focus on auto financing, moving from a nationwide emphasis to its regional lending footprint.  This, together with enhanced collection activities, has resulted in better than expected loss results.  Total portfolio losses fell from $129.6 million in 2008 to $120.6 million in 2009.

Corporate sectors
This section discusses the components of property, transport and storage (automotive, shipping, aviation) and retail sectors, given their significance in the current market environment.

Wholesale Property (unaudited)
The Group's exposure to the wholesale property sector totals £104 billion, of which £85 billion is commercial property financing and analysed in detail below.  The remainder comprises lending to property related sectors, including housing associations, estate agents and management companies, and non-lending exposures on off-balance sheet instruments and FX/derivatives.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Commercial property
The commercial property lending portfolio totalled £85 billion at 31 December 2009, an £11 billion or 12% decrease during the year.  The Non-Core portion of the portfolio totalled £38 billion or 44% of the portfolio.

	2009		2008
Domicile of obligor	£m	%	£m	%

UK	55,904	66	55,986	58
Western Europe	19,212	22	28,439	30
Americas	6,520	8	7,996	8
RoW	3,575	4	4,250	4

	85,211	100	96,671	100

	2009		2008
Segment	£m	%	£m	%

Investment:
- commercial	47,371	56	54,028	56
- residential	12,921	15	13,937	14

	60,292	71	67,965	70

Development:
- commercial	11,081	13	11,843	12
- residential	11,271	13	12,154	13

	22,352	26	23,997	25

Other	2,567	3	4,709	5

	85,211	100	96,671	100
Speculative lending represents less than 1% of the portfolio.  The Group’s appetite for originating speculative commercial property lending is limited and any such business requires exceptional approval under the credit approval framework.

The decrease in asset valuations has placed pressure on the portfolio with more clients seeking renegotiations of LTV covenants in the context of granting structural enhancements or equity injections.  The average LTV is 91% while the average interest coverage ratios for GBM and UK Corporate originated investment portfolios (Core and Non-Core combined) are 1.60 times and 1.64 times respectively.

Whilst asset valuations stabilised during the latter part of 2009, the outlook remains challenging with liquidity to support refinancing still reduced and high levels of concern regarding tenant failures. Wherever feasible, the Group works closely with clients to restructure loans while achieving mutual benefits.

Portfolios are subject to close monitoring within the originating division and a dedicated unit in the GRG focuses on commercial real estate to ensure that expertise is readily available to manage this portfolio actively on a coordinated basis globally.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Transport and storage
The automotive, shipping and aviation portfolios form part of the transport and storage industry sector which stood at £46.2 billion at 31 December 2009, down 22% during the year.  The remainder of the portfolio largely comprises land-based freight, storage and logistics companies.

Automotive
Exposure to the automotive sector decreased from £13.3 billion at 31 December 2008 to £8.9 billion at 31 December 2009.

	2009				2008
	Core	Non-Core	Total
Segment	£m	£m	£m	%	£m	%

Original equipment manufacturers (OEMs)	1,204	60	1,264	14	2,681	20
Captive finance companies	609	84	693	8	1,131	9
Component suppliers	750	81	831	9	1,854	14
Retailers/services	4,040	766	4,806	54	5,099	38
Rental	1,150	147	1,297	15	2,533	19

	7,753	1,138	8,891	100	13,298	100

	2009				2008
	Core	Non-Core	Total
Domicile of obligor	£m	£m	£m	%	£m	%

Americas	1,325	402	1,727	19	3,520	26
Central Eastern Europe, Middle East and Africa	373	152	525	6	872	7
UK	3,530	426	3,956	45	3,884	29
Western Europe	1,949	97	2,046	23	4,098	31
Asia	576	61	637	7	924	7

	7,753	1,138	8,891	100	13,298	100

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Automotive (continued)
The global automotive industry continues to face long-term structural challenges of overcapacity, weakened consumer demand owing to economic conditions, reduced credit availability and high input costs. The global OEMs are experiencing changing demand patterns with a greater focus on developing markets versus their established markets. Shifting production capacity to lower cost overseas locations remains a priority but one that risks labour force issues. The industry is also challenged by increasingly stringent environmental legislation that is forcing a shift to smaller, lower emission vehicles.  In 2009 the automotive industry benefited from considerable government support in the form of direct intervention (US manufacturers) and other forms (for example, car scrappage schemes).  Whilst there are some emerging signs of recovery and stability, albeit with volumes at historically low levels, the outlook remains fragile as government support is withdrawn and with underlying demand likely to remain subdued.

The portfolio has reduced in size by a third since 31 December 2008 and whilst average credit quality was impacted by the restructuring of the large US manufacturers at the start of 2009, this restructuring provided a degree of stability to the portfolio that was largely maintained for the remainder of the year. Impairment provisions to date have not been material.

Shipping

	2009				2008
	Core	Non-Core	Total
Sector	£m	£m	£m	%	£m	%

Dry bulk	2,568	777	3,345	28	3,775	28
Tankers	3,103	1,640	4,743	39	4,975	37
Container	756	685	1,441	12	1,256	10
Gas/offshore	137	1,851	1,988	16	1,786	13
Other	168	419	587	5	1,549	12

Total	6,732	5,372	12,104	100	13,341	100

Note:
(1)	Figures shown relate to direct shipping financing exposure and do not include related operating lease and counterparty exposures of £1.1 billion in 2009 and £3.3 billion in 2008.

The Group’s shipping portfolio, is primarily focussed on fully secured mortgage finance business in the dry bulk and tanker sectors with a limited exposure to container vessels.

The performance of the sector over the past twelve months has been materially impacted by both the global downturn and the high volume of new capacity that has been delivered and will continue to come on stream into 2011.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Shipping (continued)
The Group’s strategy is to focus on cash flows relating to the ships financed and to work with long- term industry participants in Europe and North America where the Group has long-standing relationships and where the companies have a demonstrated ability to withstand cyclical downturns.  Asset selection has been to focus on modern tonnage (average vessel age is eight years).

The performance of the portfolio reflects a rising level of stress with a number of transactions restructured in response to asset price reductions and security covenant breaches.  The value of the fleet is reviewed on a quarterly basis and a large majority of deals remain fully secured. There have been few instances of payment default and in the majority of cases owners have supported transactions through cash injections.  Cases on the Group’s watch list that are more closely monitored and controlled have increased and now stand at £1 billion, or 7% of the total portfolio.

Aviation

	2009				2008
	Core	Non-Core	Total
	£m	£m	£m	%	£m	%

Operating leases (1)	-	7,126	7,126	46	10,270	50
Secured debt	1,360	3,352	4,712	30	5,252	26
Sovereign guaranteed debt	-	2,774	2,774	18	3,324	17
Unsecured debt	910	-	910	6	1,093	5
Other	-	-	-	-	405	2

	2,270	13,252	15,522	100	20,344	100

Note:
(1)
Operating lease assets, which are included in property, plant and equipment, represents the net investment in aircraft owned and on order. A smaller figure, £1 billion, is included within credit risk assets, representing the risk of customer default on lease arrangements.

The aviation portfolio comprises a number of activities, but is primarily focussed on the Dublin based Aviation Capital business, which has been designated as Non-Core.

The aviation sector has been under considerable pressure owing to the global downturn and compounded by the impact of the H1N1 virus (particularly in South America), overcapacity (notably in India and North America) and intense competition.  Despite the publicised failure of several airlines, within the Group’s portfolio there have been very low incidences of payment defaults and exposures requiring restructuring.

The Group’s strategy is to focus on modern assets that are widely used across airlines and to maintain relationships with the strongest operators with the most flexible cost base.  The majority of the portfolio is secured on modern aircraft and, although asset prices have weakened, exposures remain fully secured.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Aviation (continued)
Aviation exposure on the Group’s watch list, where there is an increased level of management control and oversight, totalled £1.4 billion at 31 December 2009.  Notwithstanding reduced passenger volumes, the leased fleet remains fully utilised.  The young age and commodity nature of the assets and the quality of the lessees result in a limited expectation of aircraft being returned.

Retail

	2009				2008
	Core	Non-Core	Total
Domicile	£m	£m	£m	%	£m	%

Americas	2,406	146	2,552	15	4,088	22
Central Eastern Europe, Middle East and Africa	394	74	468	3	589	3
UK	6,810	1,180	7,990	49	7,483	41
Western Europe	3,160	1,889	5,049	31	5,531	30
Asia	211	64	275	2	643	4

	12,981	3,353	16,334	100	18,334	100

	2009				2008
	Core	Non-Core	Total
Segment	£m	£m	£m	%	£m	%

Household goods	2,127	338	2,465	15	3,117	17
Food, beverages and tobacco	3,191	162	3,353	21	4,235	23
Clothing and footwear	1,176	379	1,555	9	2,345	13
Pharmaceutical, health and beauty	1,424	236	1,660	10	2,049	11
Other retail	5,063	2,238	7,301	45	6,588	36

	12,981	3,353	16,334	100	18,334	100

The Group’s exposure to the retail sector was £16.3 billion at 31 December 2009, down 11% on the prior year.  The portfolio is well spread geographically and across sub-sectors.

Economic weakness and reduced consumer confidence is affecting the sector, with the impact most severe for stores reliant on high discretionary spend and for smaller retailers.  Food retailers generally fared well during the year, as did the ‘value’ end of the sector in the context of reduced household spending.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Retail (continued)
Whilst there has been some flow of retail customers into the Global Restructuring Group, the total value of debt managed by that team remains low.  Economic conditions are increasingly bringing to light those in the sector with poor operating models and stretched balance sheets.  The more successful operators continue to adapt their customer proposition, operating models and capital structure to the new environment whilst keeping tight control on working capital.

Debt securities

Analysis of debt securities by external ratings, mapped onto Standard & Poor's ratings scale are set out below.

	UK and US government	Other government	Bank and building society	Asset-backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m

2009
AAA	49,820	44,396	4,012	65,067	2,263	-	165,558
BBB- and above	-	39,009	9,523	17,071	5,476	-	71,079
Non-investment grade	-	353	169	3,515	2,042	-	6,079
Unrated	-	504	289	1,949	2,601	1,036	6,379

	49,820	84,262	13,993	87,602	12,382	1,036	249,095

2008
AAA	35,301	43,197	8,126	93,853	3,953	-	184,430
BBB- and above	-	15,862	13,013	11,437	10,172	-	50,484
Non-investment grade	-	242	127	3,678	2,259	-	6,306
Unrated	-	409	1,445	2,175	4,517	3,393	11,939

	35,301	59,710	22,711	111,143	20,901	3,393	253,159

Key points

●	66% of the portfolio is AAA rated; 95% is investment grade.

●	Securities issued by central and local governments comprised 54% of the portfolio at 31 December 2009.

●	63% of corporate debt securities are investment grade. Of £2.6 billion unrated corporate securities, £1.1 billion relates to US funds derivatives portfolio.

●	See Market turmoil section on page 143 for further analysis of asset-backed securities.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending (REIL) and potential problem loans (PPL)
The table below sets out the Group's loans that are classified as REIL and PPL.

	31 December 2009			31 December 2008
	Core	Non-Core	Total	Total
	£m	£m	£m	£m

Loans accounted for on a non-accrual basis:
Domestic	6,348	7,221	13,569	8,579
Foreign	4,383	13,859	18,242	8,503

	10,731	21,080	31,811	17,082

Accruing loans which are contractually overdue 90 days or more as to principal interest:
Domestic	1,135	1,089	2,224	1,201
Foreign	223	731	954	508

	1,358	1,820	3,178	1,709

Total REIL	12,089	22,900	34,989	18,791

PPL
Domestic	137	287	424	218
Foreign	135	365	500	8

Total PPL	272	652	924	226

Total REIL and PPL	12,361	23,552	35,913	19,017

REIL as a % of gross lending to customers excluding reverse repos (1)	2.8%	15.1%	6.1%	2.7%

REIL and PPL as a % of gross lending to customers excluding reverse repos (1)	2.9%	15.5%	6.2%	2.7%

Note:
(1)	Includes gross loans relating to disposal groups.

Key points

●	At 31 December 2009 REIL was 86% greater than at 31 December 2008. The majority of this growth was attributable to property assets, particularly in Non-Core which had a 107% increase in REIL.

●	PPL also increased compared with 31 December 2008.

●
REIL growth slowed in the second half of the year (14%) compared with the first half (64%), reflecting the moderating asset quality trend observed as the year progressed.  REIL levels in the fourth quarter were flat to the third quarter.

●	REIL and PPL represented 6.2% of gross lending to customers, up from 2.7% at the end of 2008.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending and potential problem loans (continued)

	REIL	PPL	REIL & PPL	Total provision	Total provision as % of REIL	Total provision as % of REIL & PPL
	£m	£m	£m	£m	%	%

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Banking & Markets	1,800	131	1,931	1,289	72	67
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42

31 December 2008
UK Retail	3,832	-	3,832	2,086	54	54
UK Corporate	1,254	74	1,328	696	56	52
Wealth	107	24	131	34	32	26
Global Banking & Markets	869	18	887	621	71	70
Global Transaction Services	53	-	53	43	81	81
Ulster Bank	1,196	1	1,197	491	41	41
US Retail & Commercial	424	-	424	298	70	70

Core	7,735	117	7,852	4,269	55	54
Non-Core	11,056	109	11,165	5,182	47	46

	18,791	226	19,017	9,451	50	50

Key points

●
Provision coverage fell during the year from 50% to 43% as a consequence of the growth in REIL being concentrated in secured, property-related loans. These loans require relatively lower provisions in view of their collateralised nature. With many of these being in Non-Core, the provision coverage ratio is lower in Non-Core than in Core.

●	Provision coverage in Core business improved from 55% to 57%.

●	REIL in the Core businesses increased by £4.4 billion to £12.1 billion while REIL in Non-Core more than doubled to £22.9 billion.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Impairment charge
The following table shows total impairment losses charged to the income statement.

	Year ended
	31 December 2009	31 December 2008
	£m	£m

New loan impairment losses	14,224	7,693
less: recoveries of amounts previously written-off	(325)	(261)

Charge to income statement	13,899	7,432

Comprising:
Loan impairment losses	13,090	6,478
Impairment losses on available-for-sale securities	809	954

Charge to income statement	13,899	7,432

Impairment charge by division

	Year ended
	31 December 2009	31 December 2008
	£m	£m

UK Retail	1,679	1,019
UK Corporate	927	319
Wealth	33	16
Global Banking & Markets	640	522
Global Transaction Services	39	54
Ulster Bank	649	106
US Retail & Commercial	702	437
RBS Insurance	8	42
Central items	1	(19)

Core	4,678	2,496
Non-Core	9,221	4,936

Total	13,899	7,432

Key points

●
Impairment losses increased by £6.5 billion to £13.9 billion.  Non-Core accounted for 66% or £4.3 billion of the increase.  Retail and commercial business in UK, Ireland and the US also recorded significant increases in loans impairments.

●	Loan impairment losses in the fourth quarter were 7% lower than in the third quarter principally in Non-Core and GBM partially off-set by an increase in Ulster Bank.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Analysis of loan impairment charge

	Year ended
	31 December 2009	31 December 2008
	£m	£m

Latent loss	1,184	769
Collectively assessed	3,994	2,391
Individually assessed (1)	7,878	3,200

Charge to income statement (2)	13,056	6,360

Charge as a % of customer loans and advances – gross (3)	2.3%	0.9%

Notes:
(1)	Excludes loan impairment charge against loans and advances to banks of £34 million (2008 - £118 million).
(2)	Excludes impairment of available-for-sale securities of £809 million (2008 - £954 million).
(3)	Gross of provisions and excluding reverse repurchase agreements. Includes gross loans relating to disposal groups.

Analysis of loan impairment provisions on loans to customers

	31 December 2009
	Core	Non-Core	Total	31 December 2008
	£m	£m	£m	£m

Latent loss	2,005	735	2,740	1,719
Collectively assessed provision	3,509	1,266	4,775	3,692
Individually assessed provision	1,272	6,229	7,501	3,913

Total (1)	6,786	8,230	15,016	9,324

Note:
(1)	Excludes £157 million relating to loans and advances to banks (2008 - £127 million).

RBS Group - 2009 Annual results

Risk and capital management (continued)

Credit risk (continued)

Movement in loan impairment provisions
The following table shows the movement in the provision for impairment losses for loans and advances to customers and banks.

	2009
	Individually assessed		Collectively Assessed	Latent	Total	2008
	Banks	Customers
	£m	£m	£m	£m	£m	£m

At 1 January	127	3,913	3,692	1,719	9,451	4,972
Transfers to disposal groups	-	(152)	(111)	(58)	(321)	-
Currency translation and other adjustments	(4)	(263)	(56)	(105)	(428)	1,007
Disposals	-	(65)	-	-	(65)	(178)
Amounts written-off	-	(3,609)	(2,869)	-	(6,478)	(2,897)
Recoveries of amounts previously written-off	-	38	287	-	325	261
Charge to income statement	34	7,878	3,994	1,184	13,090	6,478
Discount unwind	-	(239)	(162)	-	(401)	(192)

At 31 December	157	7,501	4,775	2,740	15,173	9,451

Key points

●	The provision charge for 2009 was more than double than the previous year.

●	The charge for the fourth quarter was 7% lower than the previous quarter and 23% lower than the fourth quarter of 2008.

●	Wholesale portfolios continue to drive the trend in provisions, with a notable concentration in the property sector.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Funding and liquidity risk

The Group’s liquidity policy is designed to ensure that the Group can at all times meet its obligations as they fall due.

Liquidity management within the Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations.

Following a difficult first quarter of 2009, most indicators of stress in financial markets are close to or better than in late 2008.  Liquidity conditions in money and debt markets have improved significantly since the beginning of the second quarter of 2009.  Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts.  Signs of underlying macroeconomic trends such as stabilisation of the UK economy also helped to sustain a recovery in debt markets.

Structural management
The Group regularly evaluates its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its policy parameters.  The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is managed within internal policy guidelines, aimed at ensuring term asset commitments are funded on an economic basis over their life.  In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

The Group targets diversification in its funding sources to reduce funding risk.  A key source of funds for the Group is core customer deposits gathered by its retail banking, private client, corporate and small and medium enterprises franchises.  The Group’s multi-brand offering and strong client focus is a key part of the funding strategy and continues to benefit the Group’s funding position.

The Group also accesses the wholesale funding market to provide additional flexibility in funding sources.  The Group has actively sought to manage its liquidity position through increasing the duration of wholesale funding, continued diversification of wholesale debt investors and depositors, supplemented by long-term issuance, government guaranteed debt, and a programme of ensuring that assets held are eligible as collateral to access central bank liquidity schemes.

Cash flow management
The short-term maturity structure of the Group’s liabilities and assets is managed daily to ensure that all material or potential cash flows, undrawn commitments and other contingent obligations can be met. The primary focus of the daily management activity is to ensure access to sufficient liquidity to meet cash flow obligations within key time horizons, including out to one month ahead and FSA target horizons such as 90 days.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Funding liquidity risk (continued)

Cash flow management (continued)
Potential sources of liquidity include cash inflows from maturing assets, new borrowings or the sale of various debt securities held.  Short-term liquidity risk is generally managed on a consolidated basis with liquidity mismatch limits in place for subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the Group’s overall liquidity risk position is not compromised.

Volume management
The Group also actively monitors and manages future business volumes to assess funding and liquidity requirements and ensure that the Group operates within the risk appetite and metrics set by the Board.  This includes management of undrawn commitments, conduits and liquidity facilities within acceptable levels.

Liquidity reserves
The Group holds a diversified stock of highly marketable liquid assets including highly rated central government debt that can be used as a buffer against unforeseen impacts on cash flows or in stressed environments.  The make up of this portfolio of assets is sub-divided into tiers on the basis of asset liquidity with haircuts applied to ensure that realistic liquidation values are used in key metrics.  This portfolio includes a centrally held buffer against severe liquidity stresses and locally held buffers to meet self sufficiency needs.

Stress testing
The Group performs stress tests to simulate how events may impact its funding and liquidity capabilities.  Such tests assist in the planning of the overall balance sheet structure, help define suitable limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations, and feed into the risk appetite and contingency funding plan.  The form and content of stress tests are updated where required as market conditions evolve.  These stresses include the following scenarios:

●	Idiosyncratic stress: an unforeseen, name-specific, liquidity stress, with the initial short-term period of stress lasting for at least two weeks;

●	Market stress: an unforeseen, market-wide liquidity stress of three months duration;

●	Idiosyncratic and market stress: a combination of idiosyncratic and market stress;

●	Rating downgrade: one and two notch long-term credit rating downgrade scenarios; and

●	Daily market lockout: no access to unsecured funding and no funding rollovers are possible.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Funding and liquidity risk (continued)

Contingency planning
Contingency funding plans have been developed which incorporate early warning indicators to monitor market conditions.  The Group reviews its contingency funding plans in the light of evolving market conditions and stress test results.  The contingency funding plans cover: the available sources of contingent funding to supplement cash flow shortages; the lead times to obtain such funding; the roles and responsibilities of those involved in the contingency plans, the communication and escalation requirements when early warning indicators signal deteriorating market conditions; and the ability and circumstances within which the Group accesses central bank liquidity.

Monitoring
Liquidity risk is constantly monitored to evaluate the Group’s position having regard to its risk appetite and key metrics.  Daily, weekly and monthly monitoring and control processes are in place, which allow management to take appropriate action.  Actions taken to improve the liquidity risk include a focus on reducing the loan to deposit ratio, issuing longer-term wholesale funding, both guaranteed and unguaranteed, and the size of the conduit commitments. Metrics include, but are not limited to:

Wholesale funding > 1 year
As the wholesale funding markets have improved over the course of 2009 the Group has been better able to manage both its short and longer-term funding requirements and has significantly reduced its reliance on central bank funding.  In 2009, the Group issued £21 billion of public, private and structured unguaranteed debt securities with a maturity greater than one year, including issuances with maturities of ten years and five years of £3 billion and £2 billion respectively.  To provide protection from liquidity risk in these markets the Group targets the ratio of wholesale funding greater than one year.  The proportion of outstanding debt instruments issued with a remaining maturity of greater than 12 months has increased from 45% at 31 December 2008 to 50% at 31 December 2009, reflecting a lengthening of the maturity profile of debt issuance over the period.  The Group is also targeting an absolute funding reliance (unsecured wholesale funding with a residual maturity of less than one year) of less than £150 billion by 2013.  The 2013 target can also be segmented further into bank deposits of less than £65 billion and other unsecured wholesale funding of less than £85 billion.  The reliance on wholesale funding has improved from £343 billion as at 31 December 2008 to £249 billion at 31 December 2009 (and this figure includes £109 billion of bank deposits).

In common with other UK banks, the Group has benefited from the UK Government’s scheme to guarantee debt issuance.  At 31 December 2009 the Group had issued debt securities amounting to £52 billion (2008 - £32 billion), which is approximately 38% of the total UK Government guaranteed debt.

Loan to deposit ratio (net)
The Group monitors the loan to deposit ratio as a key metric.  This ratio has decreased from 118% at 31 December 2008 to 104% at 31 December 2009 for Core and from 151% at 31 December 2008 to 134% at 31 December 2009 for the Group. The Group has a target of 100% for 2013.  The gap between customer loans and customer deposits (excluding repos) narrowed by £91 billion from £233 billion as at 31 December 2008 to £142 billion as at 31 December 2009.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Funding and liquidity risk (continued)

Monitoring (continued)

Undrawn commitments: The Group has been actively managing down the amount of undrawn commitments that it is exposed to.  Undrawn commitments have decreased from £349 billion as at 31 December 2008 to £289 billion as at 31 December 2009.

Conduit commitments: The Group has taken additional measures to improve the balance sheet structure.  One area of focus has been reducing the size of the multi-seller conduits business, which relies upon funding assets through the issuance of short-term asset backed commercial paper.  Total facilities have declined by £17.9 billion to £25.0 billion at 31 December 2009.  This has reduced the liquidity risk to the Group through the commitments provided for this type of business.

Liquidity reserves: The total stock of liquid assets has increased by £81 billion during 2009 from £90 billion at 31 December 2008 to £171 billion at 31 December 2009; this reflects the injection of £25.5 billion of B Shares at the end of December 2009 provided as treasury bills and cash.  The Group is targeting a liquidity pool of £150 billion by 2013.  The table below shows the breakdown of these assets.  In addition to available liquid assets, the Group has a pool of unencumbered assets that are available for securitisation to raise funds if and when required.

	31 December 2009	31 December 2008
Liquidity reserves	£m	£m

Government securities	57,407	27,303
Cash and central bank balances	51,500	11,830
Unencumbered collateral (1)	42,055	30,054
Other liquid assets	19,699	20,647

	170,661	89,834

Note:
(1)	Includes secured assets which are eligible for discounting at central banks.

Repo agreements: At 31 December 2009 the Group had £68 billion of customer secured funding and £38 billion of bank secured funding, which includes borrowing using central bank funding schemes. With markets continuing to stabilise through the course of 2009, the Group has significantly reduced its reliance on secured funding from central bank liquidity schemes.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Wholesale funding breakdown

Funding and liquidity risk (continued)

The table below shows the composition of the Group’s sources of wholesale funding.  The Group has implemented its funding strategy of reducing its reliance on short-term wholesale funding.  Deposits by banks have decreased by £63 billion to £116 billion; comprising 14.3% of total funding sources as at 31 December 2009, down from 18.8% as at 31 December 2008. Short term debt securities such as commercial paper and certificates of deposits in issue have also reduced by £41 billion to £103 billion as at 31 December 2009 from £144 billion as at 31 December 2008.

	31 December 2009		31 December 2008
	£m	%	£m	%

Deposits by banks (1)	115,642	14.3	178,943	18.8
Debt securities in issue:
- Commercial paper	44,307	5.5	69,891	7.3
- Certificates of deposits	58,195	7.2	73,925	7.8
- Medium term notes and other bonds	125,800	15.6	108,529	11.4
- Securitisations	18,027	2.2	17,113	1.8

	246,329	30.5	269,458	28.3
Subordinated debt	31,538	3.9	43,678	4.6

Total wholesale funding	393,509	48.7	492,079	51.7
Customer deposits (1)	414,251	51.3	460,318	48.3

	807,760	100.0	952,397	100.0

Note:
(1)	Excluding repurchase agreements and stock lending.

The total level of the Group’s wholesale funding has reduced year on year by £99 billion with the majority of the reduction attributable to a reduced reliance on inter-bank funding.

The table below shows the maturity profile of the Group’s debt securities in issue and subordinated debt. The composition of the profile reflects the increased proportion of the Group’s debt securities in issue of greater than 1 year maturity.  Debt securities with a remaining maturity of less than 1 year has reduced by £33 billion to £139 billion as at 31 December 2009 down from £172 billion as at 31 December 2008.

	31 December 2009
	Debt securities in issue	Subordinated debt	Total		31 December 2008
	£m	£m	£m	%	£m	%

Less than one year	136,901	2,144	139,045	50.0	172,234	55.0
1-5 years	70,437	4,235	74,672	26.9	61,842	19.8
More than 5 years	38,991	25,159	64,150	23.1	79,060	25.2

Total	246,329	31,538	277,867	100.0	313,136	100.0

RBS Group - 2009 Annual results

Risk and capital management (continued)

Funding and liquidity risk (continued)

Net stable funding ratio
The net stable funding ratio shown below is assessed using the proposed Basel measure.  This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity. Through the course of 2009, the measure has improved from 79% at 31 December 2008 to 90% at 31 December 2009.  Over time this will be reviewed as proposals are developed and industry standards implemented.

	2009		2008
	£bn	ASF(1) £bn	£bn	ASF(1) £bn	Weighting %

Equity	80	80	62	62	100
Wholesale lending > 1 year	144	144	149	149	100
Wholesale lending < 1 year	249	-	343	-	-
Derivatives	422	-	969	-	-
Repos	106	-	142	-	-
Customer deposits	415	353	460	391	85
Others (deferred tax, insured liabilities, etc)	106	-	94	-	-

Total liabilities and equity	1,522	577	2,219	602

Cash	52	-	12	-	-
Inter bank lending	49	-	71	-	-
Government and corporate bonds	249	50	253	51	20
Derivatives	438	-	991	-	-
Reverse repos	76	-	98	-	-
Advances < 1 year	139	69	173	87	50
Advances >1 year	416	416	518	518	100
Others (Prepayments, accrued income, deferred taxation)	103	103	103	103	100

Total assets	1,522	638	2,219	759

Net stable funding ratio		90%		79%
Note:
(1)	ASF means available stable funding.

Outlook for 2010

Whilst there have been improvements in the state of the global economy over the course of 2009, the outlook for 2010 remains uncertain.  In line with meeting the objectives of the Strategic Plan, the Group is actively focusing on closing the customer funding gap, continuing to exit Non-Core businesses and focusing on reducing undrawn and contingent commitments.  This will reduce the absolute need for wholesale funding, with the Group targeting £150 billion in 2013.  In addition, the Group will continue to make progress in terming out its remaining wholesale funding.  The Group will continue to reduce reliance on government supported schemes, and be governed by the state of the markets and the economies in which it operates.  These strategies will ensure that the Group will be more resilient to any further disruptions in the market and will be better placed to take advantage of favourable trading conditions as they return.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework.  This framework includes limits based on, but not limited to VaR, scenario analysis, position and sensitivity analyses.

Measurement
At the Group level the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and in June 2009 the Group changed the VaR confidence level from 95% to 99% as it considers this provides greater clarity in respect of more severe potential economic outcomes.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading, where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the Strategic Review, the designation of assets between Core and Non-Core divisions was completed during 2009.  As the Non-Core division was not established until the conclusion of the Strategic Review in the first quarter of 2009, constitution of the average, maximum and minimum VaR for Core and Non-Core has been prepared on a best efforts basis as these measures require daily data.

All VaR models have limitations, which include:

●
Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon.  Therefore, events more severe than those in the historical data series cannot be predicted;

●	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

●	VaR that uses a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

●	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market risk (continued)

Traded portfolios
The VaR for the Group’s 2009 trading portfolios segregated by type of market risk exposure is shown below.

	2009				2008
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	57.0	50.5	112.8	28.1	38.7	54.4	94.0	18.2
Credit spread	148.3	174.8	231.2	66.9	71.5	61.5	130.8	51.7
Currency	17.9	20.7	35.8	9.2	7.6	17.0	18.0	3.5
Equity	13.0	13.1	23.2	2.7	22.4	18.3	42.6	11.0
Commodity	14.3	8.9	32.1	6.5	9.9	10.0	25.8	0.2
Diversification		(86.1)				(52.4)

	155.2	181.9	229.0	76.8	82.3	108.8	155.7	49.3

Core	101.5	127.3	137.8	54.8
CEM (1)	29.7	38.6	41.3	11.5

Core excluding CEM	86.7	97.4	128.5	54.9
Non-Core	86.3	84.8	162.1	29.3

Note:
(1)	CEM: Counterparty exposure management.
(2)
The VaR above excludes super senior tranches of asset backed CDOs as VaR no longer produces an appropriate measure of risk for these exposures due to the illiquidity and opaqueness of the pricing of these instruments over an extended period.  For these exposures, the maximum potential loss is equal to the aggregate net exposure, which was £910 million as at 31 December 2009.

Non-traded portfolios
The VaR for the Group’s non-trading portfolios and segregated by type of market risk exposure, is shown below.

	2009				2008
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	15.5	16.5	26.1	9.5	10.6	24.4	32.9	5.2
Credit spread	211.2	213.3	270.3	65.4	10.5	65.2	65.2	5.5
Currency	1.4	0.6	7.0	0.2	0.6	2.2	5.7	0.1
Equity	3.6	2.3	7.2	1.7	3.4	7.0	8.0	0.8
Diversification		(26.0)				(22.7)

	207.1	206.7	274.9	76.1	14.8	76.1	76.1	7.7

Core	105.1	129.4	142.7	55.0
Non-Core	112.6	87.6	145.3	20.2

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market risk (continued)

Traded and non-traded portfolios (continued)

Key points

●
The average total VaR utilisation increased in 2009 compared with 2008 largely as a result of the increased market volatility experienced since the credit crisis began in August 2007 being more fully incorporated into the two year time series used by the Group in its VaR model.  This volatility is particularly pronounced in respect of credit spreads and has a marked impact on credit spread VaR.  This increase is partially off-set by a reduction in trading book exposure throughout the period, due to a reduction in the size of the inventory held on the balance sheet as a result of sales, reclassification of assets to the non-trading book and write-downs.

●
The credit spread VaR increased significantly during May 2009 due to the purchasing of additional protection against the risk of counterparty failure on CDPC exposures.  As this counterparty risk is itself not in VaR these hedges have the effect of increasing the reported VaR.

●
The credit spread VaR decreased significantly at the end of August 2009 due to the positions relating CDPCs, being capitalised under Pillar II approach and hence excluded from the VaR measure from this date.

●
The Counterparty Exposure Management (CEM) trading book exposure and the exposure of Core without CEM have been disclosed separately.  CEM manages the OTC derivative counterparty credit risk in GBM, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are recorded in the trading book, and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital.  In the interest of transparency, CEM trading book exposure is disclosed separately.

●
The average total non-trading VaR utilisation was higher in 2009 at £207 million, compared with £15 million in 2008.  This is primarily due to assets from the Group's now dissolved securitisation arbitrage conduit, which was transferred from ABN AMRO to RBS, being included in the Group’s VaR measure from January 2009 and the increased market volatility being incorporated into the two year time series as noted above. If both of these factors are excluded, the non-trading VaR would decrease to reflect actions taken through the course of the year to dynamically reduce the underlying risk sensitivity.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market risk (continued)

Structural interest rate VaR
Non-trading interest rate VaR for the Group’s retail and commercial banking activities at a 99% confidence level was £101.3 million at 31 December 2009 (2008 - £76.7 million).  During 2009, the maximum VaR was £123.2 million (2008 - £197.4 million), the minimum was £53.3 million (2008 - £76.7 million) and the average was £85.5 million (2008 - £130.0 million).  A breakdown by currency of the Group’s non-trading VaR (including RFS Holdings minority interest) is shown below.

	2009	2008
	£m	£m

EUR	32.2	30.9
GBP	111.2	26.0
USD	42.1	57.9
Other	9.0	14.0

At year end the GBP VaR was increased by the impact of the B share issuance.

Sensitivity of net interest income
There have been no material changes to the Group’s measurement of, and management philosophy towards, the sensitivity of net interest income to movement in interest rates. The Group aims to be relatively neutral to directional shifts in interest rates and it seeks to mitigate the effect of prospective interest movements which could reduce future net interest income, whilst balancing the cost of such hedging activities on the current net revenue stream.  The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 1% change to all interest rates.

	2009	2008
	£m	£m

+ 100bp shift in yield curves	510	139
– 100bp shift in yield curves	(687)	(234)

The base case projected net interest income is based on the Group’s current balance sheet, forward rate paths implied by the yield curve as at 31 December and using contractual repricing dates.  Where contractual repricing dates are not held an estimate of the likely timing and extent of any rate change is used. The projection also includes the expected effects of behavioural options such as the prepayment of residential mortgages.  The above sensitivities show how this projected NII would change in response to an immediate parallel shift to all market rates.

The scenarios used are simplified in that they assume all interest rates for all currencies and maturities move at the same time and by the same amount and therefore do not reflect the potential effect on net interest income of some rates changing whilst others remain the same. The scenarios also do not incorporate actions that would be taken by the business units to mitigate the effect of this interest rate risk.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market risk (continued)

Sensitivity of net interest income (NII) (continued)

The projections do not take into account the effect on net interest income of anticipated differences in changes between interest rates and interest rates linked to other bases (such as central bank rates or product rates for which the entity has discretion over the timing and extent of rate changes).  The projections make other simplifying assumptions, including that all positions run to maturity and that there are no negative interest rates.

The Group’s asset sensitive position has increased in 2009.  The primary contributors to the change are enhanced modelling of embedded deposit floors, active position management to benefit from the impact of a tightening US monetary policy regime by Citizens and the impact of not fully hedging the interest rate exposure related to the APS capital proceeds which were received in late December.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market risk (continued)

Currency risk
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.  The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill in foreign subsidiaries, equity accounted investments and branches, except where to do so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements.  The policy requires structural foreign exchange positions to be reviewed regularly by Group Asset and Liability Committee.  Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity, together with the effective portion of foreign exchange differences arising on hedging instruments.  Equity classification of foreign currency denominated preference share issuances means that these shares are recorded on the balance sheet at historic cost.  Consequently, these share issuances have the effect of increasing the Group’s structural foreign currency position.

The tables below set out the Group’s structural foreign currency exposures.
	Net assets of overseas operations	Minority interests	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
	£m	£m	£m	£m	£m

2009
US dollar	15,589	(2)	15,591	(3,846)	11,745
Euro	21,900	13,938	7,962	(2,351)	5,611
Other non-sterling	5,706	511	5,195	(4,001)	1,194

	43,195	14,447	28,748	(10,198)	18,550

2008
US dollar	17,480	(19)	17,499	(3,659)	13,840
Euro	26,943	15,431	11,512	(7,461)	4,051
Chinese renminbi	3,928	1,898	2,030	(1,082)	948
Other non-sterling	5,088	621	4,467	(3,096)	1,371

	53,439	17,931	35,508	(15,298)	20,210

Key points

●	Retranslation gains and losses on the Group’s net investment in operations together with those on instruments hedging these investments are recognised directly in equity.

●
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure.  A 5% strengthening in foreign currencies against sterling would result in a gain of £980 million (2008 - £1,010 million) recognised in equity, while a 5% weakening in foreign currencies would result in a loss of £880 million (2008 - £960 million) recognised in equity.

●
These movements in equity would off-set retranslation effects on the Group's foreign currency denominated RWAs, reducing the sensitivity of the Group's Tier 1 capital ratio to movements in foreign currency exchange rates.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures

Explanatory note
These disclosures provide information on certain elements of the Group’s business activities affected by the unprecedented market events of the second half of 2007 and through 2008 and 2009, the majority of which reside within Non-Core and, to a lesser extent, Global Banking & Markets (‘GBM’), US Retail & Commercial and Group Treasury.  For certain disclosures the information presented has been analysed into the Group’s Core and Non-Core businesses.

Asset-backed securities
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The carrying value of the Group’s debt securities at 31 December 2009 was £249.1 billion (2008 - £253.2 billion).  This comprised:

	2009		2008
	Group before RFS Holdings minority interest	Group	Group before RFS Holdings minority interest	Group
	£bn	£bn	£bn	£bn

Securities issued by central and local governments	134.1	146.9	95.1	105.8
Asset-backed securities	87.6	88.1	111.1	111.1
Securities issued by corporates, US federal agencies and other entities	13.4	14.4	24.3	26.2
Securities issued by banks and building societies	14.0	17.8	22.7	24.4

Total debt securities	249.1	267.2	253.2	267.5

This section focuses on asset-backed securities, an area of interest following the market dislocations in 2007 and 2008.  Asset-backed securities (ABS) are securities with an interest in an underlying pool of referenced assets.  The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

The Group has exposures to ABS which are predominantly debt securities but can also be held in derivative form. These positions had been acquired primarily through the Group’s activities in the US leveraged finance market which expanded during 2007.  These include residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS), ABS collateralised debt obligations (CDOs) and collateralised loan obligations (CLOs) and other ABS.  In many cases the risk on these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices.  The counterparty to some of these hedge transactions are monoline insurers (see Monoline insurers on page 149).

The following table summarises the gross and net exposures and carrying values of these securities by geography – US, UK, other Europe and rest of the world (RoW) and by the measurement classification – held-for-trading (HFT), available-for-sale (AFS), loans and receivables (LAR) and designated at fair value through profit or loss (DFV) - of the underlying assets at 31 December 2009.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification

	US	UK	Other Europe (4)	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

2009
Gross exposure:(1)
RMBS: G10 governments(2)	26,693	314	16,594	94	43,695	13,536	30,159	-	-
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	5,761	848	147
RMBS: non-conforming	1,341	2,138	128	-	3,607	635	1,498	1,474	-
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	1,020	479	17
CMBS	3,422	1,781	1,420	75	6,698	2,936	1,842	1,711	209
CDOs	12,382	329	571	27	13,309	9,080	3,923	305	1
CLOs	9,092	166	2,169	1,173	12,600	5,346	6,581	673	-
Other ABS	3,587	1,980	5,031	1,569	12,167	2,912	5,252	3,985	18

Total	61,150	12,708	30,675	3,721	108,254	42,351	56,036	9,475	392

Carrying value:
RMBS: G10 governments(2)	27,034	305	16,183	33	43,555	13,397	30,158	-	-
RMBS: prime	2,697	4,583	4,009	212	11,501	5,133	5,643	583	142
RMBS: non-conforming	958	1,957	128	-	3,043	389	1,180	1,474	-
RMBS: sub-prime	977	314	146	387	1,824	779	704	324	17
CMBS	3,237	1,305	924	43	5,509	2,279	1,638	1,377	215
CDOs	3,275	166	400	27	3,868	2,064	1,600	203	1
CLOs	6,736	112	1,469	999	9,316	3,296	5,500	520	-
Other ABS	2,886	1,124	4,369	1,187	9,566	1,483	4,621	3,443	19

Total	47,800	9,866	27,628	2,888	88,182	28,820	51,044	7,924	394

Net exposure:(3)
RMBS: G10 governments(2)	27,034	305	16,183	33	43,555	13,397	30,158	-	-
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	5,480	584	142
RMBS: non-conforming	948	1,957	128	-	3,033	379	1,180	1,474	-
RMBS: sub-prime	565	305	137	290	1,297	529	427	324	17
CMBS	2,245	1,228	595	399	4,467	1,331	1,556	1,377	203
CDOs	743	124	382	26	1,275	521	550	203	1
CLOs	1,636	86	1,104	39	2,865	673	1,672	520	-
Other ABS	2,117	839	4,331	1,145	8,432	483	4,621	3,309	19

Total	37,724	8,591	25,878	2,104	74,297	20,480	45,644	7,791	382

For notes to this table refer to page 145.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification (continued)

The table below summarises ABS carrying values and net exposures by geography and measurement classification at 31 December 2008.

	US	UK	Other Europe (4)	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

2008
Carrying value:
RMBS: G10 governments (2)	33,508	321	17,682	46	51,557	18,631	32,926	-	-
RMBS: prime	5,623	4,754	6,154	246	16,777	7,272	8,769	570	166
RMBS: non-conforming	1,111	2,906	-	-	4,017	352	2,183	1,482	-
RMBS: sub-prime	1,824	445	439	381	3,089	1,594	913	566	16
CMBS	2,145	1,395	1,646	141	5,327	2,751	1,126	1,437	13
CDOs	8,275	259	441	45	9,020	4,389	4,280	351	-
CLOs	6,428	329	2,605	255	9,617	3,385	5,299	933	-
Other ABS	3,582	1,622	5,098	1,437	11,739	1,505	6,572	3,621	41

	62,496	12,031	34,065	2,551	111,143	39,879	62,068	8,960	236

Net exposure: (3)
RMBS: G10 governments (2)	33,508	321	17,682	46	51,557	18,631	32,926	-	-
RMBS: prime	5,548	3,667	5,212	215	14,642	5,138	8,768	570	166
RMBS: non-conforming	1,106	2,906	-	-	4,012	346	2,184	1,482	-
RMBS: sub-prime	358	408	380	313	1,459	346	571	526	16
CMBS	1,147	1,225	1,095	79	3,546	1,178	918	1,437	13
CDOs	2,402	127	311	-	2,840	1,618	873	349	-
CLOs	874	259	2,139	171	3,443	845	1,665	933	-
Other ABS	3,507	1,367	4,299	1,256	10,429	196	6,572	3,621	40

	48,450	10,280	31,118	2,080	91,928	28,298	54,477	8,918	235

Notes:
(1)	Gross exposures represent the principal amounts relating to asset-backed securities.
(2)	RMBS: G10 government securities comprises securities that are:
	(a)	Guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and Government sponsored enterprises (GSEs);
	(b)	Guaranteed by the Dutch government; and
	(c)	Covered bonds, referencing primarily Dutch and Spanish government-backed loans.
(3)
Net exposures represent the carrying value after taking account of hedge protection purchased from monoline insurers and other counterparties but exclude the effect of counterparty credit valuation adjustments.  The hedges provide credit protection of principal and interest cashflows in the event of default by the counterparty.  The value of this protection is based on the underlying instrument being protected.

(4)
Includes prime RMBS in RFS Holdings minority interests at 31 December 2009 comprising gross exposure: £558 million, carrying value: £579 million, and net exposure: £579 million. There was no ABS in RFS Holdings minority interest at 31 December 2008.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Asset-backed securities by rating and valuation hierarchy level

The table below summarises the ratings and valuation hierarchy levels of ABS carrying values.

	Ratings (1)					Of which carried at fair value (2)
	AAA rated (1)	BBB- rated and above (1)	Non- Investment grade	Not publicly rated	Total	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m

2009
RMBS: G10 governments	43,005	550	-	-	43,555	43,555	-	43,555
RMBS: prime	9,211	1,731	558	1	11,501	10,696	221	10,917
RMBS: non-conforming	1,980	467	594	2	3,043	1,549	21	1,570
RMBS: sub-prime	578	514	579	153	1,824	1,371	128	1,499
CMBS	3,440	1,920	147	2	5,509	4,000	134	4,134
CDOs	616	2,141	849	262	3,868	2,640	1,025	3,665
CLOs	2,718	5,232	636	730	9,316	7,978	818	8,796
Other ABS	4,099	4,516	152	799	9,566	5,177	946	6,123

	65,647	17,071	3,515	1,949	88,182	76,966	3,293	80,259

2008
RMBS: G10 governments	51,548	-	-	9	51,557	51,322	235	51,557
RMBS: prime	15,252	1,417	106	2	16,777	16,061	146	16,207
RMBS: non-conforming	3,532	337	146	2	4,017	2,486	50	2,536
RMBS: sub-prime	1,362	936	790	1	3,089	2,459	64	2,523
CMBS	3,702	1,586	38	1	5,327	3,315	574	3,889
CDOs	4,510	2,041	2,088	381	9,020	6,922	1,748	8,670
CLOs	7,299	1,601	268	449	9,617	7,721	963	8,684
Other ABS	6,649	3,519	242	1,329	11,739	6,676	1,442	8,118

	93,854	11,437	3,678	2,174	111,143	96,962	5,222	102,184

Notes:
(1)	Credit ratings are based on those from rating agency Standard & Poor’s (S&P). Moody’s and Fitch have been mapped onto the S&P scale.
(2)	Fair value hierarchy levels 2 and 3 as defined by IFRS.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Key points

•
Total asset-backed securities decreased from £111.1 billion at 31 December 2008 to £88.2 billion at 31 December 2009, due principally to exchange rate movements and the significant sell-down activity which took place in the first half of the year. In addition, credit spreads widened in the first half of the year, further reducing carrying values, although this was off-set to some extent by spreads tightening in the second half of the year.  Sales have been limited in the second half of the year, however maturities have continued to reduce the balance sheet exposures.

•	Life-to-date net valuation losses on ABS held at 31 December 2009, including impairment provisions, were £20.1 billion comprising:

	•	RMBS: £3.6 billion, of which £0.7 billion was in US sub-prime and £2.3 billion in European assets;

	•	CMBS: £1.2 billion;

	•	CDOs: £9.4 billion and CLOs: £3.3 billion, significantly all in Non-Core; and

	•	Other ABS: £2.6 billion.

•	The majority of the Group’s exposure to ABS is through government-backed RMBS, amounting to £43.6 billion at 31 December 2009 (2008 - £51.6 billion), and includes:

•
US government-backed securities, comprising mainly current year vintage positions, were £27.0 billion (2008 - £33.5 billion). Due to the US government backing, explicit or implicit, for these securities, the counterparty credit risk exposure is low.  This is comprised of:

• HFT securities of £13.4 billion (2008 - £18.6 billion). These securities are actively transacted and possess a high degree of liquidity. Trading in this portfolio has shifted to more recent vintages;

• AFS securities of £13.6 billion (2008 - £14.9 billion) relating to liquidity portfolios held by US Retail & Commercial; and

•
The decrease in exposure over the year were due to foreign exchange movements driven by the strengthening of sterling against the US dollar in the first half of the year and a decrease in the balances in the second half of the year.

•
Other European government-backed exposures of £16.2 billion. This largely comprises liquidity portfolios of £15.6 billion held by Group Treasury (2008 - £17.7 billion) in European government-backed RMBS, referencing primarily Dutch and Spanish government-backed loans and covered mortgage bonds. The portfolio reduced during the year, driven primarily by exchange rate movements partially off-set by improved prices mainly during the second half of the year.

•
The Group has other portfolios of RMBS from secondary trading activities, warehoused positions previously acquired with the intention of securitisation, and a portfolio of assets from the unwinding of the Group’s securities arbitrage conduit in 2008.

•
Material disposals of prime RMBS occurred in the first half of the year, in particular £1.5 billion of 2005 vintage US securities, £0.5 billion of Spanish and Portuguese mortgages and £0.6 billion of positions which were hedged.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Key points (continued)
•
CDOs decreased from £9.0 billion at 31 December 2008 to £3.9 billion at 31 December 2009, driven primarily by significant declines in prices, together with foreign exchange movements, in the first half of the year.

•
Subprime balances decreased across ratings, geographies and vintages, due to pay-downs, maturities and sales during the year, while non-conforming exposures fell mainly due to UK AAA-rated AFS redemptions. During the third quarter, improved prices off-set the effect of redemptions in some portfolios.

•	US Mortgage trading in GBM, US Retail and Commercial are in Core.

•	Many of the assets, primarily CDOs and CLOs, in Non-Core Trading have market hedges in place which gives rise to a significant difference between the carrying value and the net exposure.

•	AAA-rated assets decreased from £93.9 billion at 31 December 2008 to £65.6 billion at 31 December 2009 primarily as a result of the sell-down activity of prime and government-backed securities.

•	There was no significant change in the percentage of asset-backed securities classified as level 2 and level 3 assets year-on-year (2009 - 87% and 4% respectively, 2008 - 87% and 5% respectively).

•	There were significant downgrades of AAA-rated CLOs to BBB during the year.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments

Credit valuation adjustments (CVA)
CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The Group makes credit adjustments to derivative exposures it has to counterparties as well as debit valuation adjustments (DVA) to liabilities issued by the Group. The Group’s methodology used for deriving DVA is different to that used for CVA and is discussed within Note 13 Financial Instruments – own credit on page 86.

The Group has purchased protection on its asset-backed exposures from monoline insurers ('monolines'), credit derivative product companies (CDPCs) and other counterparties. The Group makes CVAs to exposures it has to these counterparties.  The CVAs at 31 December 2009 are set out below.

	2009	2008
	£m	£m

Monoline insurers	3,796	5,988
CDPCs	499	1,311
Other counterparties	1,588	1,738

Total CVA adjustments	5,883	9,037

Key points

•
During 2009, there was a significant reduction in the level of CVA held against exposures to monoline insurers and CDPCs, primarily driven by a reduction in the gross exposures to these counterparties due to a combination of restructuring certain trades and higher prices of underlying reference instruments;

•	The reduction in CVA held against exposures to other counterparties was primarily driven by a reduction in counterparty risk due to credit spreads tightening.

Monoline insurers
The Group has purchased protection from monolines, mainly against specific asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty.  This protection is typically held in the form of derivatives such as credit default swaps (CDSs) referencing underlying exposures held directly or synthetically by the Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought.  A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases.  For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument.  For the remainder of the trades the gross mark-to-market is determined using industry standard models.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The methodology employed to calculate the monoline CVA uses CDS spreads and recovery levels to determine the market implied level of expected loss on monoline exposures of different maturities. CVA is calculated at a trade level by applying the expected loss corresponding to each trade’s expected maturity to the gross mark-to-market of the monoline protection.  The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline insurer are received at the point of default or over the life of the underlying reference instruments.

The table below summarises the Group’s exposure to monolines, all of which are in the Non-Core division.

	2009	2008
	£m	£m

Gross exposure to monolines	6,170	11,581
Hedges with financial institutions	(531)	(789)
Credit valuation adjustment	(3,796)	(5,988)

Net exposure to monolines	1,843	4,804

CVA as a % of gross exposure	62%	52%

Key points

•
The exposure to monoline insurers has decreased considerably during 2009 due to a combination of restructuring certain exposures and higher prices of underlying reference instruments. The trades with monoline insurers are predominantly denominated in US dollars, and the strengthening of sterling against the US dollar during 2009 has further reduced the exposure.

•
The overall level of CVA has decreased, in line with the reduction in exposure to these counterparties. However, relative to the exposure to monoline counterparties, the CVA has increased from 52% to 62% due to a combination of wider credit spreads and lower recovery rates. These moves have been driven by deterioration in the credit quality of the monoline insurers as evidenced by rating downgrades (as shown in the following table, together with the Group’s exposure to monoline insurers by asset category).

•
Counterparty and credit RWAs relating to risk structures incorporating gross monoline exposures increased from £7.3 billion to £13.7 billion over the year.  The increase was driven by revised credit assessments of these counterparties in the first nine months of the year, partially off-set by reductions in Q4 due to restructuring.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The table below summarises monoline exposures by rating.

	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure to monoline insurers
	£m	£m	£m	£m	£m	£m

2009
AA rated	7,143	5,875	1,268	378	-	890
Sub-investment grade	12,598	7,696	4,902	3,418	531	953

Total	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

2008
AA rated	8,937	6,537	2,400	1,067	-	1,333
BBB rated	16,895	8,396	8,499	4,426	768	3,305
Sub-investment grade	2,188	1,506	682	495	21	166

Total	28,020	16,439	11,581	5,988	789	4,804

Of which:
CDOs	5,779	1,395	4,384	2,201
RMBS	93	65	28	10
CMBS	4,849	2,388	2,461	1,429
CLOs	12,865	9,673	3,192	1,556
Other ABS	3,666	2,460	1,206	617
Other	768	458	310	175

	28,020	16,439	11,581	5,988

Credit ratings are based on those from rating agencies Standard & Poor’s (S&P) and Moody’s. Where the ratings differ, the lower of the two is taken.

Key points

•	The majority of the current exposure is to sub-investment grade monoline counterparties. Nearly all such counterparties were down-graded during the year.

•	The main exposure relates to CMBS, CDOs and CLOs.

•	CDO and CLO prices improved during the year, mostly in the last quarter, whilst CMBS deteriorated slightly overall during the year, with a slight improvement in Q4.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
A number of debt instruments with monoline protection were reclassified from held-for-trading to available-for-sale with effect from 1 July 2008.  Changes in the fair value since the reclassification are only recognised in the income statement to the extent that they are considered impairments. Changes in the fair value of the related monoline protection continue to be recorded in the income statement.  Higher prices of these debt securities in 2009 gave rise to net losses from the corresponding decrease in the gross mark-to-market of the related monoline protection.  The reclassification gave rise to profits in 2008.  A summary of the reclassified debt securities held at 31 December 2009 is shown in the table below:

£m

Fair value at 1 July 2008 (1)	6,248
Fair value at 31 December 2009 (2)	5,022

Notes:
(1)	Represents the fair value of the reclassified debt securities, adjusted for principal based cash flows between 1 July 2008 and 31 December 2009.
(2)	Of the net change in fair value, fair value losses of £563 million have not been recognised in the income statement.

If the debt securities had not been reclassified, all changes in fair value would have been recognised in the income statement and would be off-set by changes in the fair value of the related monoline CDS. The extent to which the level of impairments recorded differs from the fair value changes gives rise to a net profit or loss that, but for the reclassification, would have been recorded for accounting purposes.

The net income statement effect relating to monoline exposures is shown below.
£m

Credit valuation adjustment at 1 January 2009	(5,988)
Credit valuation adjustment at 31 December 2009	(3,796)

Decrease in credit valuation adjustment	2,192
Net debit relating to realisation, hedges, foreign exchange and other movements	(3,290)
Net debit relating to reclassified debt securities	(1,468)

Net debit to income statement (1)	(2,566)

Note:
(1)	Comprises a loss of £2,387 million recorded as income from trading activities, £239 million of impairment losses and £60 million of other income relating to reclassified debt securities.

Key points

•	Realised losses arising from restructuring certain exposures, together with the impact of the US dollar weakening against sterling, are the primary components of the £3.3 billion above.

•
The net loss arising from the reclassification of debt securities is due to the difference between   impairment losses on these available-for-sale securities and the gains that would have been reported in the income statement if these assets had continued to be accounted for as held-for-trading.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement monoline insurers.  These securities are traded with the benefit of this credit enhancement.  Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Credit derivative product companies (CDPC)
A CDPC is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers, however they are not regulated as insurers.

The Group has purchased credit protection from CDPCs through tranched and single name credit derivatives.  The Group’s exposure to CDPCs is predominantly due to tranched credit derivatives (tranches).  A tranche references a portfolio of loans and bonds and provides protection against total portfolio default losses exceeding a certain percentage of the portfolio notional (the attachment point) up to another percentage (the detachment point).  The Group has predominantly traded senior tranches with CDPCs, the average attachment and detachment points are 15% and 51% respectively (2008 – 16% and 50% respectively), and the majority of the loans and bonds in the reference portfolios are investment grade.

The gross mark-to-market of the CDPC protection is determined using industry standard models.  The methodology employed to calculate the CDPC CVA is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on CDPC exposures is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

A summary of the Group’s exposure to CDPCs is detailed below:

	2009	2008
	£m	£m

Gross exposure to CDPCs	1,275	4,776
Credit valuation adjustment	(499)	(1,311)

Net exposure to CDPCs	776	3,465

CVA as a % of gross exposure	39%	27%

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points

•
The exposure to CDPCs reduced significantly during the year mainly due to a combination of tighter credit spreads of the underlying reference loans and bonds, and a decrease in the relative value of senior tranches compared with the underlying reference portfolios. The trades with CDPCs are predominantly US and Canadian dollar denominated, and the strengthening of sterling against the US dollar has further reduced the exposure, partially off-set by the weakening of sterling against the Canadian dollar.

•
The overall level of CVA decreased, in line with the reduction in exposure to these counterparties, however on a relative basis the CVA has increased from 27% to 39%.  This reflects the perceived deterioration of the credit quality of the CDPCs as reflected by ratings down-grades. Further analysis of the Group’s exposure to CDPCs by counterparty credit rating is shown in the following table.

•
Counterparty and credit RWAs relating to gross CDPC exposures increased from £5.0 billion to £7.5 billion over the year. In addition, regulatory capital deductions of £347 million were taken at the end of the year (2008 - nil).

The table below summarises CDPC exposures by rating.

	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure to CDPCs
	£m	£m	£m	£m	£m

2009
AAA rated	1,658	1,637	21	5	16
BBB rated	1,070	1,043	27	9	18
Sub-investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

2008
AAA rated	6,351	4,780	1,571	314	1,257
AA rated	12,741	10,686	2,055	594	1,461
A rated	1,546	1,321	225	79	146
BBB rated	4,601	3,676	925	324	601

	25,239	20,463	4,776	1,311	3,465

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points

•
Nearly all of the current exposure is to CDPCs that are either sub-investment grade or have had their rating withdrawn in 2009. The majority of CDPC counterparties suffered rating downgrades during the year.

•	£750 million of the net exposure at 31 December 2009 is in the Non-Core division, including all of the sub-investment grade exposure.

The net income statement effect arising from CDPC exposures is shown below.

£m

Credit valuation adjustment at 1 January 2009	(1,311)
Credit valuation adjustment at 31 December 2009	(499)

Decrease in credit valuation adjustment	812
Net debit relating to hedges, foreign exchange and other movements	(1,769)

Net debit to income statement (income from trading activities)	(957)

Key points

•
The Group has additional hedges in place which effectively cap the exposure to CDPCs where the Group has significant risk. As the exposure to these CDPCs has reduced, losses have been incurred on the additional hedges.

•	These losses, together with losses arising on trades hedging CVA, are the primary components of the £1.8 billion above.

CVA attributable to other counterparties
CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from market implied probability of defaults and internally assessed recovery levels.  The probability of default is calculated with reference to observable credit spreads and observable recovery levels.  For counterparties where observable data does not exist, the probability of default is determined from the average credit spreads and recovery levels of baskets of similarly rated entities.  A weighting of 50% to 100% is applied to arrive at the CVA.  The weighting reflects portfolio churn and varies according to the counterparty credit quality.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

CVA attributable to other counterparties (continued)
Expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group’s Core counterparty risk systems. At 31 December 2009, over 75% of the Group’s CVA held in relation to other counterparties arises on these vanilla products.  The exposures arising from all other product types are modelled and assessed individually.  The potential future exposure to counterparties is the aggregate of the exposures arising on the underlying product types.

Correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant.  The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation.  In such cases where the Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

CVA is held against exposures to all counterparties with the exception of the CDS protection that the Group has purchased from HM Treasury, as part of its participation in the Asset Protection Scheme, due to the unique features of this derivative.

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is shown in the table below.

£m

Credit valuation adjustment at 1 January 2009	(1,738)
Credit valuation adjustment at 31 December 2009	(1,588)

Decrease in credit valuation adjustment	150
Net debit relating to hedges, foreign exchange and other movements	(841)

Net debit to income statement (income from trading activities)	(691)

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

CVA attributable to other counterparties (continued)

Key points

•
Losses arose on trades hedging the CVA held against other counterparties due to credit spreads tightening. These losses, together with realised losses from counterparty defaults, are the primary cause of the loss arising on foreign exchange, hedges, realisations and other movements.

•	The net income statement effect was driven by updates to the CVA methodology, hedges and realised defaults off-setting CVA movements.

•
The primary update applied to the CVA methodology reflected a market wide shift in the approach to pricing and managing counterparty risk.  The methodology change related to the calculation of the probability of default.  The basis for this calculation moved from a blend of market implied and historic measure to the market implied methodology set out above.  Other updates to the methodology were made to reflect the correlation between exposure and counterparty risk.

•
Prior to the update to the CVA methodology, CVA moves driven by changes to the historic element of the blended measure were not hedged, resulting in losses during the year arising from related CVA increases.

•
The CVA is calculated on a portfolio basis and reflects an estimate of the losses that will arise across the portfolio due to counterparty defaults. It is not possible to perfectly hedge the risks driving the CVA and this leads to differences between CVA and hedge movements. Differences also arise between realised default losses and the proportion of CVA held in relation to individual counterparties.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Leveraged finance

Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs, and is so called due to the high ratio of debt to equity (leverage) common in such transactions.  A bank acting as a lead manager for a leveraged finance transaction will typically underwrite a loan, alone or with others, and then syndicate the loan to other participants.  The Group typically held a portion of these loans as part of its long-term portfolio once primary syndication is completed (‘hold portfolio’).  Most of the leveraged finance loans held as part of syndicated lending portfolio were reclassified from held-for-trading to loans and receivables with effect from 1 July 2008.

Leveraged finance provided by the Group that has been drawn down by the counterparty is reported on the balance sheet in loans and advances.  Undrawn amounts of the facility provided to the borrower are reported in memorandum items - commitments to lend.

The table below shows the Group’s global markets sponsor-led leveraged finance exposures by industry and geography.  The gross exposure represents the total amount of leveraged finance committed by the Group (drawn and undrawn).  The net exposure represents the balance sheet carrying values of drawn leveraged finance and the total undrawn amount.  The difference between gross and net exposures is principally due to the cumulative effect of impairment provisions and historic write-downs on assets prior to reclassification.

	2009					2008
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (2)	1,781	1,656	1,081	605	5,123	2,507	1,484	2,001	535	6,527
Industrial	1,584	1,523	1,781	207	5,095	1,686	1,612	1,924	188	5,410
Retail	17	476	1,354	71	1,918	268	1,285	1,440	89	3,082
Other	244	1,527	1,168	191	3,130	487	1,391	1,282	126	3,286

	3,626	5,182	5,384	1,074	15,266	4,948	5,772	6,647	938	18,305

Net exposure:
TMT (2)	1,502	1,532	1,045	590	4,669	2,247	1,385	1,982	534	6,148
Industrial	524	973	1,594	205	3,296	607	1,157	1,758	186	3,708
Retail	17	445	1,282	68	1,812	223	978	1,424	89	2,714
Other	244	1,461	1,147	191	3,043	484	1,307	1,281	127	3,199

	2,287	4,411	5,068	1,054	12,820	3,561	4,827	6,445	936	15,769

Of which:
Drawn	1,944	3,737	3,909	950	10,540	2,511	4,125	5,159	824	12,619
Undrawn	343	674	1,159	104	2,280	1,050	702	1,286	112	3,150

	2,287	4,411	5,068	1,054	12,820	3,561	4,827	6,445	936	15,769

Notes:
(1)	All the above exposures are in Non-Core.
(2)	Telecommunications, media and technology.
(3)	There were no held-for-trading exposures at 31 December 2009 (2008 - £102 million).

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Leveraged finance (continued)

The table below analyses the movements in leveraged finance exposures for the year ended 31 December 2009.

	Drawn	Undrawn	Total
	£m	£m	£m

Balance at 1 January 2009	12,619	3,150	15,769
Transfers in (from credit trading business)	563	41	604
Sales	(247)	(144)	(391)
Repayments and facility reductions	(934)	(392)	(1,326)
Funded deals	166	(166)	-
Lapsed/collapsed deals	-	(19)	(19)
Changes in fair value	(31)	-	(31)
Accretion of interest	100	-	100
Impairment provisions	(1,041)	-	(1,041)
Exchange and other movements	(655)	(190)	(845)

Balance at 31 December 2009	10,540	2,280	12,820

Key points

•
Since the beginning of the credit market dislocation in the second half of 2007, investor appetite for leveraged loans and similar risky assets has fallen dramatically, with higher perceived risk of default due to the leverage involved. Furthermore, secondary prices of leveraged loans traded fell due to selling pressure and margins increasing, as well as reduced activity in the primary market.

•	During 2009 the Group's sterling exposure has declined, largely as a result of the weakening of the US dollar and euro against sterling during the period.

•	There have also been a number of credit impairments and write-offs during 2009, including some names which the Group previously held as part of its syndicate portfolio.

•	Early repayments as a result of re-financings have further reduced the exposure.

Not included in the table above are:
•
UK Corporate leveraged finance net exposures of £7.1 billion at 31 December 2009 (2008 - £6.9 billion) related to debt and banking facilities provided to UK mid-corporates. Of this, £1.4 billion related to facilities provided to clients in the retail sector and £2.1 billion to the industrial sector (2008 - £1.4 billion and £2.5 billion respectively).

•	Ulster Bank leveraged finance net exposures of £0.6 billion at 31 December 2009 (2008 - £0.7 billion).

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets.  The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions.  In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors.  SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions.  As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

The table below sets out the asset categories together with the carrying amount of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	2009		2008
	Assets	Liabilities	Assets		Liabilities
	£m	£m	£m		£m

Residential mortgages	69,927	15,937	55,714	*	20,075
Credit card receivables	2,975	1,592	3,004		3,197
Other loans	36,448	1,010	1,679		1,071
Finance lease receivables	597	597	1,077		857
* revised

Key points

•	The increase in both residential mortgages and other loan assets in the year principally relates to assets securitised to facilitate access to central bank liquidity schemes.

•	As all notes issued by own-asset securitisation SPEs are purchased by Group companies, assets are significantly greater than securitised liabilities.

Conduits
Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits.  The Group consolidates both types of conduit where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group.  The total assets held by Group-sponsored conduits were £27.4 billion at 31 December 2009 (2008 - £49.9 billion). Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

Group-sponsored multi-seller conduits
Multi-seller conduits account for 43% of the total liquidity and credit enhancements committed by the Group at 31 December 2009 (2008 - 69.4%).

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities (continued)

Key points

•
The maturity of commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group’s limits sanctioned for such liquidity facilities at 31 December 2009 totalled approximately £25.0 billion (2008 - £42.9 billion).  For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•
The Group’s maximum exposure to loss on its multi-seller conduits is £25.2 billion (2008 - £43.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of programme-wide credit enhancements of conduit assets for which liquidity facilities were provided by third parties.

•
The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through ABCP issuance.  There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move towards more normal ABCP funding and reduced the need for backstop funding from the Group.

Group-sponsored own-asset conduits
The Group’s own-asset conduit programmes have been established to diversify the Group’s funding sources.  The conduits allow the Group to access central government funding schemes and the external ABCP market.

The Group holds three own-asset conduits which have assets that have previously been funded by the Group.  These vehicles represent 56% (2008 - 25%) of the Group’s conduit business (as a percentage of the total liquidity and credit enhancements committed by the Group), with £7.7 billion of ABCP outstanding at 31 December 2009 (2008 - £14.8 billion).  The Group’s maximum exposure to loss on its own-asset conduits is £34.2 billion (2008 - £15.9 billion), being the total drawn and undrawn amount of the Group’s liquidity commitments to these conduits.  This comprises committed liquidity of $40.8 billion (£25.1 billion) to an own-asset conduit established to access the Bank of England’s open market operations and £9.1 billion to other own-asset conduits.  One of these conduits was established for contingent funding and at 31 December 2009 it had no commercial paper outstanding, the Group’s liquidity commitment to this conduit is not included in the table below.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities (continued)

Group exposure to consolidated conduits
The exposure to conduits which are consolidated by the Group is set out below.

	2009
	Core	Non-Core	Total	2008
	£m	£m	£m	£m

Total assets held by the conduits	23,409	3,957	27,366	49,857

Commercial paper issued	22,644	2,939	25,583	48,684

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	738	1,059	1,797	1,172
- undrawn	28,628	3,852	32,480	57,929
PWCE (1)	1,167	341	1,508	2,391

	30,533	5,252	35,785	61,492

Maximum exposure to loss (2)	29,365	4,911	34,276	59,101

Notes:
(1)	Programme-wide credit enhancement.
(2)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

During the period both multi-seller and own asset conduit assets have been reduced in line with the wider Group balance sheet management.

Third-party-sponsored conduits
The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards.

RBS Group - 2009 Annual results

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities (continued)

Third-party-sponsored conduits (continued)

The Group’s exposure from third-party conduits is analysed below.

	2009
	Core	Non-Core	Total	2008
	£m	£m	£m	£m

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	223	120	343	3,078
- undrawn	206	38	244	198
Programme-wide liquidity:
- drawn	-	-	-	102
- undrawn	-	-	-	504

	429	158	587	3,882

Maximum exposure to loss (1)	429	158	587	3,882

Note:
(1)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

Structured investment vehicles
The Group does not sponsor any structured investment vehicles.

Investment funds set up and managed by the Group
The Group has established and manages a number of money market funds for its customers.  When a new money market fund is launched, the Group typically provides a limited amount of seed capital to the funds.  The Group has investments in these funds of £776 million at 31 December 2009 (2008 - £107 million).  The investors in both money market and non-money market funds have recourse to the assets of the funds only.  These funds are not consolidated by the Group. At 31 December 2009 the Group had exposure to one fund amounting to £145 million (2008 - £144 million).

The Group’s money market funds held assets of £9.6 billion at 31 December 2009 (2008 - £13.6 billion).

The Group has also established a number of non-money market funds to enable investors to invest in a range of assets including bonds, equities, hedge funds, private equity and real estate. The Group’s non-money market funds had total assets of £14.9 billion at 31 December 2009 (2008 - £18.7 billion).  In January 2010, the Group entered into a sale agreement with Aberdeen Asset Management plc for assets of £13.3 billion in these funds.

RBS Group - 2009 Annual results

Additional information

Other information	2009		2008

Ordinary share price	£0.292		£0.494

Number of ordinary shares in issue	56,366	m	39,456	m

Market capitalisation	£16.5bn		£19.5bn

Net asset value per ordinary share	£0.65		£1.15

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
UK Retail	25,500		28,400
UK Corporate	12,300		13,400
Wealth	4,600		5,200
Global Banking & Markets	16,800		16,500
Global Transaction Services	3,500		3,900
Ulster Bank	4,500		5,400
US Retail & Commercial	15,500		16,200
RBS Insurance	13,900		14,500
Group Centre	4,200		4,300

Core	100,800		107,800
Non-Core	15,100		19,000

	115,900		126,800
Business services	44,200		47,600
Integration	500		900
RFS Holdings minority interest	23,100		24,500

Group total	183,700		199,800

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the United Kingdom Companies Act 2006 (‘the Act’).  The statutory accounts for the year ended 31 December 2009 will be filed with the Registrar of Companies in the United Kingdom following the company’s Annual General Meeting.  The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

RBS Group - 2009 Annual results

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.6167, being the Noon Buying Rate on 31 December 2009.

Summary consolidated income statement

	2009		2008
	$m	£m	£m

Net interest income	26,682	16,504	18,675
Non-interest income	35,868	22,186	7,193

Total income	62,550	38,690	25,868
Operating expenses	(34,723)	(21,478)	(54,202)
Profit/(loss) before other operating charges and impairment losses	27,827	17,212	(28,334)
Insurance net claims	(7,852)	(4,857)	(4,430)
Impairment losses	(24,170)	(14,950)	(8,072)

Operating loss before tax	(4,195)	(2,595)	(40,836)
Tax	600	371	2,323

Loss from continuing operations	(3,595)	(2,224)	(38,513)
(Loss)/profit from discontinued operations, net of tax	(160)	(99)	3,971

Loss for the year	(3,755)	(2,323)	(34,542)

Profit/(loss) attributable to:
Minority interests	564	349	(10,832)
Preference shareholders	1,420	878	536
Paid-in equity holders	92	57	60
Ordinary and B shareholders	(5,831)	(3,607)	(24,306)

Summary consolidated balance sheet

	2009		2008
	$m	£m	£m

Loans and advances	1,325,930	820,146	1,012,919
Debt securities and equity shares	463,641	286,782	293,879
Derivatives and settlement balances	733,152	453,487	1,010,391
Other assets	219,986	136,071	84,463

Total assets	2,742,709	1,696,486	2,401,652

Owners equity	125,676	77,736	58,879
Minority interests	27,314	16,895	21,619
Subordinated liabilities	60,872	37,652	49,154
Deposits	1,222,785	756,346	897,556
Derivatives, settlement balances and short positions	767,960	475,017	1,025,641
Other liabilities	538,102	332,840	348,803

Total liabilities and equity	2,742,709	1,696,486	2,401,652

RBS Group - 2009 Annual results

Selected financial data (continued)

Other financial data

	2009	2008

Loss per ordinary and B share from continuing operations – pence	(6.3)	(146.2)
Diluted loss per ordinary and B share from continuing operations – pence	(6.3)	(146.2)
Dividends per ordinary share – pence	-	19.3
Dividend payout ratio	-	-
Share price per ordinary share at year end – £	0.292	0.494
Market capitalisation at year end – £bn	16.5	19.5
Net asset value per ordinary share – £	0.65	1.15
Return on average total assets	(0.18%)	(1.19%)
Return on average ordinary and B shareholders’ equity	(7.2%)	(50.1%)
Average owners’ equity as a percentage of average total assets	2.8%	2.9%
Risk asset ratio – Tier 1	14.1%	10.0%
Risk asset ratio – Total	16.1%	14.1%
Ratio of earnings to combined fixed charges and preference share dividends
– including interest on deposits	0.81	(0.29)
– excluding interest on deposits	(0.19)	(11.96)
Ratio of earnings to fixed charges only
– including interest on deposits	0.85	(0.30)
– excluding interest on deposits	(0.28)	(14.71)

RBS Group - 2009 Annual results

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma condensed consolidated financial information

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the "unaudted pro forma financial information") comprises the unaudited pro forma condensed consolidated balance sheet as at 30 June 2009 (the "unaudited pro forma balance sheet") and the unaudited pro forma condensed consolidated income statements for the six months ended 30 June 2009 and years ended 31 December 2008, 31 December 2007 and 31 December 2006 (the "pro forma income statements") based on the published audited and unaudited financial statements of RBS, prepared in accordance with IFRS, after giving effect to:

(a) the distribution of those ABN AMRO businesses attributable to Santander and the Dutch government (the "other Consortium members"); and
(b) the divestment of certain businesses to meet the European Commission's State Aid requirements (see below).

To comply with the European Commission's State Aid requirements, RBS has agreed to make a series of divestments to be completed within four years from December 2009, as follows:

•	RBS Insurance
•	Global Merchant Services
•	RBS Sempra Commodities (acquired April 2008)
•
the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed the 'UK Retail and UK Corporate businesses outlined for disposal')

Collectively, the above are defined as the “EC State Aid Divestments”.

The pro forma financial information has been prepared assuming the following:

•	pro forma balance sheet: the distribution to the other Consortium members and EC State Aid Divestments had occurred on 30 June 2009.
•
pro forma income statements: the distribution to the other Consortium members had occurred on acquisition of ABN AMRO on 17 October 2007 and the EC State Aid Divestments had occurred on 1 January 2006.

•	sale proceeds in respect of the EC State Aid Divestments are received in cash and are equal to the net asset values of the businesses to be disposed of.
•
Global Merchant Services and the UK Retail and UK Corporate businesses outlined for disposal represent carve-outs from existing RBS businesses and therefore discrete financial information for these divestments which is factually supportable is not currently available. Accordingly, the pro forma financial information in respect of the EC State Aid Divestments excludes these businesses.

The tables below show estimates regarding certain key line items in respect of Global Merchant Services and the UK Retail and UK Corporate businesses outlined for disposal. Detailed financial Information about these businesses on a stand alone basis is currently being prepared and therefore the estimates are subject to change.

	6 months ended 30 June 2009 £m	Year ended 31 December 2008 £m
Global Merchant Services(1)

Total income	264	535
Operating profit before impairment losses	121	281
Operating profit before tax	121	267

Total assets at 31 December 2008 were estimated to be £1.5 billion.

UK Retail and UK Corporate businesses outlined for disposal

Total income		1,082
Operating profit before impairment losses		567
Operating profit before tax		347

Total assets at 31 December 2008 were estimated to be £24.2 billion.

Note:

(1)	Global Merchant Services business units are reported within the Global Transaction Services, Ulster Bank and Non-Core divisions.

RBS Group - 2009 Annual results
1-1

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma condensed consolidated financial information (continued)

Basis of preparation (continued)

The pro forma financial information and accompanying notes should be read in conjunction with the unaudited financial statements of RBS for the six months ended 30 June 2009 and the audited financial statements of RBS included in its Form 6-K, both as filed with the SEC on 30 September 2009.

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the distribution to other Consortium members and EC State Aid Divestments occurred on the dates indicated nor is it necessarily indicative of the results of operations of financial position that may or may be expected to be achieved in the future.

RBS Group - 2009 Annual results
1-2

Appendix 1 Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the six months ended 30 June 2009
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divest- ments (4)	Proforma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	8,169	(1,514)	6,655	(236)	6,419

Net fees and commissions	3,648	(533)	3,115	286	3,401
Income from trading activities	1,994	49	2,043	(472)	1,571
Gain on redemption of own debt	3,790	-	3,790	-	3,790
Other operating income (excluding insurance premium income)	1,419	(645)	774	(251)	523
Insurance net premium income	2,821	(164)	2,657	(2,580)	77
Non-interest income	13,672	(1,293)	12,379	(3,017)	9,362
Total income	21,841	(2,807)	19,034	(3,253)	15,781
Operating expenses	(11,891)	1,973	(9,918)	662	(9,256)

Profit before other operating charges and impairment losses	9,950	(834)	9,116	(2,591)	6,525
Insurance net claims	(2,134)	243	(1,891)	1,865	(26)
Impairment losses	(8,060)	539	(7,521)	6	(7,515)
Operating loss before tax	(244)	(52)	(296)	(720)	(1,016)
Tax	441	(29)	412	98	510
Profit/(loss) from continuing operations	197	(81)	116	(622)	(506)
Profit/(loss) attributable to:
Minority interests	635	(81)	554	(144)	410
Preference shareholders	510	-	510	-	510
Paid-in equity holders	36	-	36	-	36
Ordinary shareholders	(984)	-	(984)	(478)	(1,462)

	197	(81)	116	(622)	(506)

Per 25p ordinary share (pence)
Continuing operations

Basic	(2.1)		(2.1)		(3.1)
Fully diluted	(2.1)		(2.1)		(3.1)

Number of shares (million)
Weighted average ordinary shares	46,719		46,719		46,719
Weighted average diluted ordinary shares	46,719		46,719		46,719

Notes:
(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2009 included in its Interim Results 2009.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the six months ended 30 June 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represent those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and RBS Sempra Commodities.

(5)
Adjusted pro forma unaudited income statement of RBS for the six months ended 30 June 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

RBS Group - 2009 Annual results
1-3

Appendix 1 Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2008
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divest- ments (4)	Proforma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	18,675	(2,911)	15,764	(635)	15,129
Net fees and commissions	7,445	(1,011)	6,434	426	6,860
Income from trading activities	(8,477)	(352)	(8,829)	(792)	(9,621)
Other operating income (excluding insurance premium income)	1,899	64	1,963	(25)	1,938
Insurance net premium income	6,326	(617)	5,709	(5,293)	416
Non-interest income	7,193	(1,916)	5,277	(5,684)	(407)
Total income	25,868	(4,827)	21,041	(6,319)	14,722
Operating expenses	(54,202)	19,303	(34,899)	1,403	(33,496)
Loss before other operating charges and impairment losses	(28,334)	14,476	(13,858)	(4,916)	(18,774)
Insurance net claims	(4,430)	513	(3,917)	3,733	(184)
Impairment losses	(8,072)	640	(7,432)	45	(7,387)
Operating loss before tax	(40,836)	15,629	(25,207)	(1,138)	(26,345)
Tax	2,323	(328)	1,995	230	2,225
Loss from continuing operations	(38,513)	15,301	(23,212)	(908)	(24,120)
Loss attributable to:
Minority interests	(14,889)	15,301	412	(164)	248
Preference shareholders	536	-	536	-	536
Paid-in equity holders	60	-	60	-	60
Ordinary shareholders	(24,220)	-	(24,220)	(744)	(24,964)

	(38,513)	15,301	(23,212)	(908)	(24,120)

Per 25p ordinary share (pence)
Continuing operations

Basic	(146.2)		(146.2)		(150.7)
Fully diluted	(146.2)		(146.2)		(150.7)

Number of shares (million)
Weighted average ordinary shares	16,563		16,563		16,563
Weighted average diluted ordinary shares	16,563		16,563		16,563

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2008 included on page 158 of the Form 6-K filed with the SEC on 30 September 2009.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represent those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and RBS Sempra Commodities.

(5)
Adjusted pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

RBS Group - 2009 Annual results
1-4

Appendix 1 Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2007

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divest- ments (4)	Proforma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	12,069	(545)	11,524	(599)	10,925
Net fees and commissions	6,085	(224)	5,861	465	6,326
Income from trading activities	1,292	139	1,431	6	1,437
Other operating income (excluding insurance premium income)	4,833	(97)	4,736	(196)	4,540
Insurance net premium income	6,087	(105)	5,982	(5,387)	595
Non-interest income	18,297	(287)	18,010	(5,112)	12,898
Total income	30,366	(832)	29,534	(5,711)	23,823
Operating expenses	(13,942)	620	(13,322)	952	(12,370)
Profit before other operating charges and impairment losses	16,424	(212)	16,212	(4,759)	11,453
Insurance net claims	(4,624)	96	(4,528)	4,010	(518)
Impairment losses	(1,968)	38	(1,930)	-	(1,930)
Operating profit before tax	9,832	(78)	9,754	(749)	9,005
Tax	(2,044)	(6)	(2,050)	204	(1,846)
Profit from continuing operations	7,788	(84)	7,704	(545)	7,159

Profit attributable to:
Minority interests	239	(84)	155	-	155
Preference shareholders	246	-	246	-	246
Ordinary shareholders	7,303	-	7,303	(545)	6,758

	7,788	(84)	7,704	(545)	7,159

Per 25p ordinary share (pence)
Continuing operations

Basic	64.0		64.0		59.2
Fully diluted	63.4		63.4		58.7

Number of shares (million)
Weighted average ordinary shares	11,413		11,413		11,413
Weighted average diluted ordinary shares	11,611		11,611		11,611

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2008 included on page 158 of the Form 6-K filed with the SEC on 30 September 2009.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2007 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2007 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2007 without adjustment and represent those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance.

(5)
Adjusted pro forma unaudited income statement of RBS for the year ended 31 December 2007 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

RBS Group - 2009 Annual results
1-5

Appendix 1 Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2006

	RBS (1)	EC State Aid Divest- ments (4)	Proforma RBS (5)
Continuing operations	£m	£m	£m

Net interest income	10,596	(496)	10,100

Net fees and commissions	5,194	486	5,680
Income from trading activities	2,675	-	2,675
Other operating income (excluding insurance premium income)	3,564	(79)	3,485
Insurance net premium income	5,973	(5,501)	472

Non-interest income	17,406	(5,094)	12,312

Total income	28,002	(5,590)	22,412
Operating expenses	(12,480)	950	(11,530)

Profit before other operating charges and impairment losses	15,522	(4,640)	10,882
Insurance net claims	(4,458)	3,970	(488)
Impairment losses	(1,878)	7	(1,871)

Operating profit before tax	9,186	(663)	8,523
Tax	(2,689)	225	(2,464)

Profit from continuing operations	6,497	(438)	6,059

Profit attributable to:
Minority interests	104	-	104
Preference shareholders	191	-	191
Ordinary shareholders	6,202	(438)	5,764

	6,497	(438)	6,059

Per 25p ordinary share (pence)

Continuing operations

Basic	54.4		50.5

Fully diluted	53.9		50.2

Number of shares (million)

Weighted average ordinary shares	11,411		11,411

Weighted average diluted ordinary shares	11,619		11,619

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2008 included on page 158 of the Form 6-K filed with the SEC on 30 September 2009.

(2)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2006 without adjustment and represent those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2006 excluding the EC State Aid Divestments.

RBS Group - 2009 Annual results
1-6

Appendix 1 Article 11 unaudited pro forma information (continued)

Unaudited pro forma balance sheet at 30 June 2009

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divest- ments (4)	Proforma RBS (5)
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	39,946	(5,644)	34,302	4,536	38,838
Loans and advances to banks	95,406	(11,706)	83,700	(2,786)	80,914
Loans and advances to customers	769,774	(129,012)	640,762	(485)	640,277
Debt securities and equity shares	261,669	(18,390)	243,279	(6,658)	236,621
Derivatives	557,284	(1,394)	555,890	(8,103)	547,787
Intangible assets	18,180	(3,063)	15,117	(588)	14,529
Property, plant and equipment	17,895	(1,603)	16,292	(241)	16,051
Other assets	58,769	(3,666)	55,103	(6,614)	48,489

Total assets	1,818,923	(174,478)	1,644,445	(20,939)	1,623,506

Liabilities
Deposits by banks	170,994	8,749	179,743	(446)	179,297
Customer accounts	615,689	(125,407)	490,282	(1,586)	488,696
Debt securities in issue	274,180	(25,470)	248,710	-	248,710
Settlement balances and short positions	60,287	(5)	60,282	(1,222)	59,060
Derivatives	537,064	(2,432)	534,632	(7,323)	527,309
Subordinated liabilities	35,703	(3,597)	32,106	-	32,106
Other liabilities	52,914	(12,013)	40,901	(9,088)	31,813

Total liabilities	1,746,831	(160,175)	1,586,656	(19,665)	1,566,991

Minority interests	16,426	(14,303)	2,123	(1,274)	849
Equity owners	55,666	-	55,666	-	55,666

Total equity	72,092	(14,303)	57,789	(1,274)	56,515

Total liabilities and equity	1,818,923	(174,478)	1,644,445	(20,939)	1,623,506

Notes:
(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2009 included in its Interim Results 2009.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited balance sheet of RBS excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represent those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and RBS Sempra Commodities.

(5)	Adjusted pro forma unaudited balance sheet of RBS excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

RBS Group - 2009 Annual results
1-7

Appendix 2 The Asset Protection Scheme

Page
1.	Key aspects of the Scheme	2-2

2.	Basis of asset selection	2-3

3.	Covered assets
	3.1 Roll forward to 31 December 2009	2-4
	3.2 Credit impairments and write downs	2-5
	3.3 First loss utilisation	2-6
	3.4 Risk-weighted assets	2-7
	3.5 Divisional analysis	2-8
	3.6 Asset classes	2-9
	3.7 Sector analysis	2-12
	3.8 Geographical breakdown	2-13
	3.9 Currency breakdown	2-13
	3.10 Risk elements in lending and potential problem loans	2-14
	3.11 Credit quality of loans	2-14

RBS Group - 2009 Annual results
2-1

Appendix 2 The Asset Protection Scheme (continued)

1. Key aspects of the Scheme

On 22 December 2009, the Group acceded to the Asset Protection Scheme (‘APS’ or ‘the Scheme’) with HM Treasury acting on behalf of the UK Government. Under the Scheme, the Group purchased credit protection over a portfolio of specified assets and exposures (“covered assets”) from HM Treasury. The portfolio of covered assets had a par value of approximately £282 billion as at 31 December 2008 and the protection is subject to a first loss of £60 billion and covers 90% of,  subsequent losses. Once through the first loss, when a covered asset has experienced a trigger event(1) losses and recoveries in respect of that asset are included in the balance receivable under the APS. Receipts from HM Treasury will, over time, amount to 90% of cumulative losses (net of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has the right to terminate the Scheme at any time provided that the Financial Services Authority has confirmed in writing to HM Treasury that it has no objection to the proposed termination. On termination, the Group is liable to pay HM Treasury a termination fee. The termination fee would be the difference between £2.5 billion (or, if higher, a sum related to the economic benefit of regulatory capital relief obtained as a result of having entered APS) and the aggregate fees paid. In addition, the Group would have to repay any amounts received from HM Treasury under the terms of the APS (or as otherwise agreed with HM Treasury). In consideration for the protection provided by the APS, the Group paid an initial premium of £1.4 billion on 31 December 2009 for the years 2009 and 2010. A further premium of £700 million is payable on 1 January 2011 and subsequently annual premiums of £500 million until the earlier of 31 December 2099 or the termination of the agreement.

The APS is a single contract providing credit protection in respect of a portfolio of financial assets: the unit of account is the contract as a whole.  Under IFRS, credit protection is either treated as a financial guarantee contract (‘FGC’) or a derivative depending on the terms of the agreement and the nature of the protected assets and exposures. The portfolio contains more than an insignificant element of derivatives and limited recourse assets, and hence the contract does not meet the definition of an FGC. The APS contract is therefore treated as a derivative and is recognised at fair value, with changes in fair value recognised in profit or loss. The APS derivative did not have any effect on the Group’s 2009 income statement; however in future period’s changes in value of the APS derivative will have an effect on the Group’s profit or loss.

There is no change in the recognition and measurement of the covered assets as a result of the APS. Impairment provisions on covered assets measured at amortised cost are assessed and charged in accordance with the Group’s accounting policy; held-for-trading assets, assets designated at fair value and available-for-sale assets within the APS portfolio continue to be measured at fair value with no adjustments to reflect the protection provided by the APS. There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.

•	Trigger events (subject to specific rules detailed in the terms of the APS) comprise:
	•	failure to pay: the counterparty to the covered asset has (subject to specified grace periods) failed to pay an amount due under the terms of its agreement with the Group.
	•	bankruptcy: the counterparty is subject to a specified insolvency or bankruptcy-related event.
	•	restructuring: a covered asset which is individually impaired and is subject to a restructuring.

RBS Group - 2009 Annual results
2-2

Appendix 2 The Asset Protection Scheme (continued)

2. Basis of asset selection

The selection of assets was carried out primarily between February and April 2009 and was driven by three principal criteria:

(1)	Risk and degree of impairment in base case and stressed scenarios;

(2)	Liquidity of exposure; and

(3)	Capital intensity under procyclicality.

The approach for high volume commercial and retail exposures was on a portfolio basis.  Selection for large corporates and GBM was at the counterparty/asset level. Set out below are the selection criteria for the contributing divisions.

Global Banking & Markets (GBM)*
Banking book:  selection by individual asset pool (corporate loans, real estate finance, and leveraged finance), Global Restructuring Group work-out unit counterparties/assets and high risk counterparties/assets. Additional counterparties/assets were selected through an individual risk review of the total portfolio.

Trading book:  selection by individual assets (monolines, derivatives, mortgage trading).

UK Corporate*
Commercial & Corporate real estate:  all defaulted assets in the work-out/restructuring unit or in high risk bands.

Corporate:  all defaulted assets in the work-out/restructuring unit.  Corporate banking clients in high risk sectors or with high concentration risk.

Business Banking:  portfolios in the work out/restructuring unit or in high risk bands.

UK Retail*
Mortgages:  assets with a higher loan-to-value (LTV) and in higher risk segments (e.g. LTV >97% on general book, LTV >85% on buy-to-let book), and those assets in arrears (at 31 December 2008).

Loans and overdrafts:  higher risk customers based on internal bandings, and those assets in arrears (at 31 December 2008).

Ulster Bank* (Corporate & Retail)
Mortgages:  assets with a greater than 85% LTV, broker mortgages and interest only with a higher probability of default.

Retail:  portfolios of accounts in default, >1 month arrears, <2 years old and a higher probability of default.

Corporate:  counterparties/assets in work-out/restructuring groups or in high risk bands, and other assets identified as part of an individual review of cases.

* including assets transferred to Non-Core division

RBS Group - 2009 Annual results
2-3

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets

3.1 Roll forward to 31 December 2009

The table below details the movement in covered assets in the year.

£bn

Covered assets at 31 December 2008 – at accession to the Scheme	282.0
Disposals	(3.0)
Non-contractual early repayments	(8.9)
Amortisations	(9.4)
Maturities	(16.7)
Rollovers and covered amount cap adjustments	(1.7)
Effect of foreign currency movements	(11.8)

Covered assets at 31 December 2009	230.5

Note:
(1)
The covered amount at 31 December 2009 above includes approximately £2.1 billion of assets in the derivatives and structured finance asset classes which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements of the Scheme.  HMT and the Group continue to negotiate in good faith whether (and, if so, to what extent) coverage should extend to these assets. Also, the Group and HMT are in discussion over the HMT classifications of some structured credit assets and this may result in adjustments to amounts for some asset classes; however underlying risks will be unchanged.

Key point

•	The majority of the reduction (68%) in the covered assets reflects repayments by customers.

•	Additionally the Group took advantage of market conditions and executed a number of loan sales.

RBS Group - 2009 Annual results
2-4

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.2 Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to covered assets:

	2009	2008
	£m	£m

Loans and advances	14,240	7,705
Debt securities	7,816	7,942
Derivatives	6,834	6,575

	28,890	22,222

By division:
UK Retail	2,431	1,492
UK Corporate	1,007	285
Global Banking & Markets	1,628	1,640
Ulster Bank	486	234
Non-Core	23,338	18,571

	28,890	22,222

Note:
(1)	Total available-for-sale reserves on debt securities of £1,113 million at 31 December 2009 (£1,315 million as at 31 December 2008 was previously included in undrawn commitments and other adjustments).

Key point

•	Of the increase in cumulative losses of £6,668 million, the largest was loan impairments in Non-Core.

RBS Group - 2009 Annual results
2-5

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.3 First loss utilisation

The triggered amount is equivalent to the aggregate outstanding principal amount on the trigger date excluding interest, fees, premium or any other non-principal sum that is accrued or payable, except where it was capitalised on or before 31 December 2008.  At trigger date, in economic terms, there is an exchange of assets, with the Group receiving a two year interest bearing government receivable in exchange for the asset.

APS recoveries include any return of value on a triggered asset, although these are only recognised for Scheme reporting purposes when they are realised in cash.  The net triggered amount at any point in time, therefore, only takes into account cash recoveries to date. The capturing of triggered amounts has required extensive new processes and controls to be put in place. These continue to be work in progress. Additionally,  as with any bespoke and highly complex legal agreement there are various areas of interpretation which still need to be clarified and agreed between the Group and the Asset Protection Agency (‘APA’), some of which could have a material impact on the triggered amount identified to date. Also as part of the APS terms and conditions it was agreed to re-characterise certain assets and their closely related hedges under the scheme and the Group continues to negotiate with APA in good faith to finalise this.

The Scheme Rules are designed to allow for data correction over the life of the scheme, and the Group has a grace period during 2010 to implement processes to capture triggers and restate quarterly claims statements to HMT retrospectively.

The table below summarises the total triggered amount and related cash recoveries by division at 31 December 2009.

	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m

UK Retail	3,340	129	3,211
UK Corporate	3,570	604	2,966
Global Banking & Markets	1,748	108	1,640
Ulster Bank	704	47	657
Non-Core	18,905	777	18,128

	28,267	1,665	26,602

Note:
(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period, and restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset. Given the grace period for triggering assets, the Group expects additional assets to trigger based on the current risk rating and level of impairments on covered assets.

RBS Group - 2009 Annual results
2-6

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.3 First loss utilisation (continued)

Key points

•	APS recoveries include almost any return of value on a triggered asset but are only recognised when they are realised in cash, hence there will be a time lag for the realisation of recoveries.

•	The Group expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets.

•	On this basis, expected loss on triggered assets at 31 December 2009 is approximately £15 billion (25%) of the £60 billion first loss threshold under the APS.

•	In case the net triggered amount exceeds a specified threshold level for each covered asset class, HMT retains step-in rights as defined in the Scheme rules.

3.4 Risk weighted assets

Risk-weighted assets were as follows:

	2009	2008
	£m	£m

APS	127.6	158.7
Non-APS	438.2	419.1

Group before APS benefit	565.8	577.8

	31 December 2009
	APS	Non APS	Total
Risk-weighted assets by division:	£m	£m	£m

UK Retail	16.3	35.0	51.3
UK Corporate	31.0	59.2	90.2
Global Banking & Markets	19.9	103.8	123.7
Ulster	8.9	21.0	29.9
Non-Core	51.5	119.8	171.3
Other divisions	n/a	99.4	99.4

Group before APS benefit	127.6	438.2	565.8

Key points

•
Over the year RWAs covered by APS declined overall due to the restructuring of certain exposures,, including monoline related assets, and decrease in covered amount partly off-set by credit downgrade and procyclicality,

RBS Group - 2009 Annual results
2-7

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.5 Divisional analysis
The following table analyses covered assets by the asset classes defined by the Scheme conditions and by division:
	UK Retail	UK Corporate	Global Banking & Markets	Ulster Bank	Non-Core	Covered amount
	£m	£m	£m	£m	£m	£m

2009
Residential mortgages	9,646	-	113	2,512	1,934	14,205
Consumer finance	11,596	24,818	-	5,538	11,309	53,261
Commercial real estate finance	-	9,143	-	1,073	21,921	32,137
Leveraged finance	-	4,899	621	291	17,465	23,276
Lease finance	-	449	-	-	1,080	1,529
Project finance	-	-	255	-	1,562	1,817
Structured finance	-	-	4,114	-	11,061	15,175
Loans	-	9,918	25,815	2,237	16,972	54,942
Bonds	-	-	153	-	545	698
Derivatives	-	-	12,946	218	20,326	33,490

	21,242	49,227	44,017	11,869	104,175	230,530

2008
Residential mortgages	10,280	-	128	2,837	2,182	15,427
Consumer finance	11,609	25,031	-	5,776	12,127	54,543
Commercial real estate finance	-	12,436	-	1,268	26,146	39,850
Leveraged finance	-	4,978	993	329	21,434	27,734
Lease finance	-	594	-	-	1,844	2,438
Project finance	-	-	425	-	1,818	2,243
Structured finance	-	-	6,897	-	12,294	19,191
Loans	-	9,097	45,610	2,663	22,607	79,977
Bonds	-	-	455	-	1,108	1,563
Derivatives	-	-	16,349	229	22,415	38,993

	21,889	52,136	70,857	13,102	123,975	281,959

Movements
Residential mortgages	(634)	-	(15)	(325)	(248)	(1,222)
Consumer finance	(13)	(213)	-	(238)	(818)	(1,282)
Commercial real estate finance	-	(3,293)	-	(195)	(4,225)	(7,713)
Leveraged finance	-	(79)	(372)	(38)	(3,969)	(4,458)
Lease finance	-	(145)	-	-	(764)	(909)
Project finance	-	-	(170)	-	(256)	(426)
Structured finance	-	-	(2,783)	-	(1,233)	(4,016)
Loans	-	821	(19,795)	(426)	(5,635)	(25,035)
Bonds	-	-	(302)	-	(563)	(865)
Derivatives	-	-	(3,403)	(11)	(2,089)	(5,503)

	(647)	(2,909)	(26,840)	(1,233)	(19,800)	(51,429)

Notes:
(1)	Per the Scheme rules, the definition of consumer finance includes personal loans, as well as business and commercial loans to SMEs
(2)	UK Corporate leveraged finance does not include lending to sponsors but, reflects certain loans to corporate customers per Scheme rules.
(3)	The net increase in UK Corporate loans reflects transfers of shipping assets from GBM.
(4)	There have been some minor divisional refinements to 31 December 2008 data, primarily between Core businesses and Non-Core division.

RBS Group - 2009 Annual results
2-8

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.6 Asset classes
The following tables detail the balances by asset classes, as defined by the Scheme, with underlying product categories, at 31 December 2009 and 31 December 2008.

	Carrying value (2)	Provisions and adjustments to par value (3)	Par value (4)	Undrawn commitments and other adjustments (5)	Covered Amount
	£m	£m	£m	£m	£m
2009	(a)	(b)	(a)+(b)=(c)	(d)	(c)+(d)=(e)

Residential mortgages	14,092	253	14,345	(140)	14,205

Consumer finance	38,101	4,574	42,675	10,586	53,261
- personal loans	7,986	2,610	10,596	2,613	13,209
- business and commercial loans	30,115	1,964	32,079	7,973	40,052

Commercial real estate finance	28,777	1,656	30,433	1,704	32,137

Leveraged finance	16,045	4,425	20,470	2,806	23,276

Lease finance	1,229	232	1,461	68	1,529

Project finance	1,601	44	1,645	172	1,817

Structured finance	6,884	7,677	14,561	614	15,175
- structured loans	625	17	642	29	671
- RMBS	1,251	1,657	2,908	55	2,963
- CMBS	1,281	466	1,747	(6)	1,741
- CDOs & CLOs	1,568	4,641	6,209	119	6,328
- other ABS	2,159	896	3,055	417	3,472

Loans	34,375	3,039	37,414	17,528	54,942

Bonds (6)	545	156	701	(3)	698

Derivatives	12,510	6,834	19,344	14,146	33,490
- monoline insurers	2,607	6,335	8,942	10,852	19,794
- other counterparties	9,903	499	10,402	3,294	13,696

	154,159	28,890	183,049	47,481	230,530

Further analysed:
Loans and advances	134,845	14,240	149,085	32,753	181,838
Debt securities	6,804	7,816	14,620	582	15,202
Derivatives	12,510	6,834	19,344	14,146	33,490

	154,159	28,890	183,049	47,481	230,530

By division:
UK Retail	16,599	2,431	19,030	2,212	21,242
UK Corporate	37,710	1,007	38,717	10,510	49,227
Global Banking & Markets	26,141	1,628	27,769	16,248	44,017
Ulster Bank	10,152	486	10,638	1,231	11,869
Non-Core	63,557	23,338	86,895	17,280	104,175

	154,159	28,890	183,049	47,481	230,530

RBS Group - 2009 Annual results
2-9

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.6 Asset classes (continued)

	Carrying value (2)	Provisions and adjustments to par value (3)	Par value (4)	Undrawn Commitments and other adjustments (5)	Covered amount
	£m	£m	£m	£m	£m
2008	(a)	(b)	(a)+(b)=(c)	(d)	(c)+(d)=(e)

Residential mortgages	15,283	144	15,427	-	15,427

Consumer finance	45,691	2,346	48,037	6,506	54,543
- personal loans	10,267	1,687	11,954	1,440	13,394
- business and commercial loans	35,424	659	36,083	5,066	41,149

Commercial real estate finance	32,131	847	32,978	6,872	39,850

Leveraged finance	19,792	2,875	22,667	5,067	27,734

Lease finance	2,012	138	2,150	288	2,438

Project finance	1,761	58	1,819	424	2,243

Structured finance	10,370	8,012	18,382	809	19,191
- structured loans	2,761	155	2,916	597	3,513
- RMBS	1,232	1,547	2,779	-	2,779
- CMBS	1,481	371	1,852	-	1,852
- CDOs & CLOs	2,390	5,168	7,558	212	7,770
- other ABS	2,506	771	3,277	-	3,277

Loans	50,563	1,142	51,705	28,272	79,977

Bonds (6)	1,467	85	1,552	11	1,563

Derivatives	21,093	6,575	27,668	11,325	38,993
- monoline insurers	5,620	5,892	11,512	10,758	22,270
- other counterparties	15,473	683	16,156	567	16,723

	200,163	22,222	222,385	59,574	281,959

Further analysed:
Loans and advances	169,994	7,705	177,699	48,026	225,725
Debt securities	9,076	7942	17,018	223	17,241
Derivatives	21,093	6,575	27,668	11,325	38,993

	200,163	22,222	222,385	59,574	281,959

By division:
UK Retail	18,982	1,492	20,474	1,415	21,889
UK Corporate	39,608	285	39,893	12,243	52,136
Global Banking & Markets	47,230	1,640	48,870	21,987	70,857
Ulster Bank	11,705	234	11,939	1,163	13,102
Non-Core	82,638	18,571	101,209	22,766	123,975

	200,163	22,222	222,385	59,574	281,959

RBS Group - 2009 Annual results
2-10

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.6 Asset classes (continued)

Notes:
(1)
The balances at 31 December 2008 and 31 December 2009 within specific asset classes reflect the Group’s application of the asset class definitions in the Scheme rules, particularly in relation to consumer finance, commercial real estate finance and loans.

(2)
Carrying value represents the amounts recorded on the balance sheet and includes assets classified as loans and receivables (LAR), fair valued through profit or loss (FVTPL) and available-for-sale (AFS).

(3)	Provisions and adjustments to par value comprises:

	•	impairments on LAR and AFS debt securities;

	•	credit valuation adjustments relating to derivatives;

	•	adjustment to par value on other FVTPL assets;

	•	add-back of write-offs of £6,079 million, as these are covered by the Scheme rules; and

	•	available-for-sale reserves on debt securities of £1,113 million (2008 - £1,315 million).

(4)	Undrawn commitments and other adjustments include:

	•	undrawn commitments and other contingent liabilities;

	•	potential future exposures and other adjustments to covered amount relating to derivative contracts; and

•
adjustments to covered amount in accordance with the Scheme rules (restriction of cover for rollovers (loans and commercial real estate), maintenance of covered amount as at 31 December 2008 for two years (consumer finance).

(5)	Comprises non asset-backed securities.

RBS Group - 2009 Annual results
2-11

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.7 Sector analysis

The tables below analyse covered assets by sector and division; and by sector and HMT asset class at 31 December 2009 and 31 December 2008.

	2009
	UK Retail	UK Corporate	GBM	Ulster Bank	Non-Core	Covered amount	2008
	£m	£m	£m	£m	£m	£m	£m

Financial institutions	-	1,427	11,303	35	35,985	48,750	64,027
Manufacturing	-	1,673	6,849	230	8,127	16,879	20,053
Natural resources	-	629	2,530	45	2,117	5,321	8,122
Property	-	9,990	8,349	1,550	27,931	47,820	60,217
Retail and leisure	-	4,292	4,608	964	4,305	14,169	17,975
Services	-	1,885	1,159	324	2,689	6,057	8,484
TMT	-	608	3,985	263	5,852	10,708	14,535
Transport	-	3,962	5,118	116	3,579	12,775	15,726
Personal and SME	21,242	24,761	116	8,342	13,590	68,051	72,820

	21,242	49,227	44,017	11,869	104,175	230,530	281,959

	Residential mortgage	Consumer finance	Commercial real estate	Leveraged finance	Lease finance	Project finance	Structured finance	Loan	Bonds	Derivative	Covered amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2009
Financial institutions	-	-	818	1,620	18	-	13,769	9,741	337	22,447	48,750
Manufacturing	-	-	-	5,906	120	6	6	9,782	48	1,011	16,879
Natural resources	-	-	-	1,260	41	1,065	9	2,458	46	442	5,321
Property	-	-	30,636	1,810	564	298	486	9,058	53	4,915	47,820
Retail and leisure	-	-	616	3,510	40	142	369	7,819	74	1,599	14,169
Services	-	-	29	3,213	320	104	191	1,572	6	622	6,057
TMT	-	-	-	5,490	9	-	3	3,908	11	1,287	10,708
Transport	-	-	35	465	273	202	342	10,171	123	1,164	12,775
Personal and SME	14,205	53,261	3	2	144	-	-	433	-	3	68,051

	14,205	53,261	32,137	23,276	1,529	1,817	15,175	54,942	698	33,490	230,530

2008
Financial Institutions	-	-	638	4,196	28	138	17,288	15,478	514	25,747	64,027
Manufacturing	-	-	-	4,895	196	14	7	13,233	60	1,648	20,053
Natural resources	-	-	-	1,484	60	1,261	11	4,699	53	554	8,122
Property	-	-	38,467	2,188	876	388	550	12,289	128	5,331	60,217
Retail and leisure	-	-	679	4,067	63	151	443	10,417	165	1,990	17,975
Services	-	-	31	3,773	556	66	519	2,832	13	694	8,484
TMT	-	-	-	6,591	13	-	3	5,918	406	1,604	14,535
Transport	-	-	35	537	369	225	370	12,619	149	1,422	15,726
Personal and SME	15,427	54,543	-	3	277	-	-	2,492	75	3	72,820

	15,427	54,543	39,850	27,734	2,438	2,243	19,191	79,977	1,563	38,993	281,959

RBS Group - 2009 Annual results
2-12

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.8 Geographical breakdown

The table below provides a geographical breakdown of covered assets, based on the country of domicile or incorporation of the obligor, and by HM Treasury asset class.

	Residential mortgage	Consumer finance	Commercial real estate	Leveraged finance	Lease finance	Project finance	Structured finance	Loan	Bonds	Derivative	Covered amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2009
United Kingdom	10,102	46,027	15,285	8,406	997	167	2,433	15,879	53	8,379	107,728
Western Europe	3,971	6,814	12,080	9,448	485	904	2,963	21,273	105	2,369	60,412
North America	118	46	1,702	4,039	2	228	3,406	8,019	25	17,325	34,910
Latin America	1	282	2,042	476	17	40	5,628	2,593	7	4,068	15,154
Other	13	92	1,028	907	28	478	745	7,178	508	1,349	12,326

	14,205	53,261	32,137	23,276	1,529	1,817	15,175	54,942	698	33,490	230,530

2008
United Kingdom	10,799	46,459	20,127	9,617	1,537	264	2,778	21,050	115	10,074	122,820
Western Europe	4,468	7,654	13,848	11,685	845	1,004	4,226	31,461	370	3,231	78,792
North America	139	46	2,381	4,880	4	261	4,187	12,493	499	19,567	44,457
Latin America	1	287	2,201	601	19	45	6,550	4,365	18	4,486	18,573
Other	20	97	1,293	951	33	669	1,450	10,608	561	1,635	17,317

	15,427	54,543	39,850	27,734	2,438	2,243	19,191	79,977	1,563	38,993	281,959

3.9 Currency breakdown

	2009	2008
	£m	£m

GBP	107,731	121,440
Euro	56,586	72,989
USD	58,489	77,298
AUD	3,276	3,981
JPY	1,725	2,157
Other	2,723	4,094

	230,530	281,959

This analysis by currency does not reflect any hedges that the Group may have in place.

RBS Group - 2009 Annual results
2-13

Appendix 2 The Asset Protection Scheme (continued)

3. Covered assets (continued)

3.10 Risk elements in lending and potential problem loans
Risk elements in lending (REIL) and potential problem loans (PPL) for the Group and the amount relating to assets in the Scheme are set out below.

	2009		2008
	Group	APS	Group	APS
	£m	£m	£m	£m

Non-performing loans	31,811	22,335	17,082	12,679
Other REIL	3,178	2,092	1,709	1,498

Total REIL	34,989	24,427	18,791	14,177
PPL	924	580	226	187

REIL and PPL	35,913	25,007	19,017	14,364

Core	12,361	7,170
Non-Core	23,552	17,837

REIL and PPL	35,913	25,007

Key point

●	Approximately 70% of the Group and 76% of Non-Core REIL and PPL loans are covered by the scheme.

3.11 Credit quality of loans

The table below analyses the credit quality of the Group’s credit risk assets by risk bands and the proportion relating to assets in the Scheme.
		2009		2008
Asset quality band	Probability of default	Group	% relating to assets in scheme	Group	% relating to assets in scheme

AQ1	0% - 0.034%	95	2%	127	3%
AQ2	0.034% - 0.048%	12	9%	26	16%
AQ3	0.048% - 0.095%	29	7%	38	17%
AQ4	0.095% - 0.381%	97	12%	150	15%
AQ5	0.381% - 1.076%	130	24%	148	28%
AQ6	1.076% - 2.153%	95	28%	103	36%
AQ7	2.153% - 6.089%	55	37%	46	52%
AQ8	6.089% - 17.222%	23	44%	26	46%
AQ9	17.222% - 100%	15	66%	12	69%
AQ10	100%	38	76%	18	72%
Other (1)		41	5%	41	8%

		630	23%	735	24%

Note:
(1)
‘Other’ largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Reverse repurchase agreements, carrying value relating to net derivative positions and debt securities are excluded from both Group numbers and APS covered assets above.

RBS Group - 2009 Annual results
2-14

Appendix 3 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments to be completed within four years from December 2009: the sale of RBS Insurance, Global Merchant Services and RBS Sempra Commodities. The Group also agreed to dispose of the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed below ‘UK Retail and UK Corporate businesses outlined for disposal’).  The disposal of UK Retail and UK Corporate business banking businesses will reduce the Group’s market share by 2% of the UK retail market, 5% in the SME market and 5% of the mid-corporate market.

RBS Insurance is being prepared for disposal by way of a trade sale or public flotation targeted for 2012. It will continue to be managed and reported as a separate division for the foreseeable future.

The sale of Global Merchant Services has already attracted considerable interest.  We anticipate a sale during the second half of this year, and the transfer of the business to Non-Core division during the first half of 2010.

Negotiations for the sale of RBS Sempra Commodities were well advanced at the end of 2009 and the business was transferred to the Non-Core division from GBM in December 2009. On 16 February the Group announced that RBS Sempra Commodities had reached the agreement to sell the Oil, Metals, European Power and Gas businesses to JP Morgan Chase. Alternatives for the remaining North American Power and Gas businesses are being considered.

The UK retail and business banking businesses are currently being structured for disposal; we do not expect to complete a sale until 2011. These activities will continue to be included in UK Retail and UK Corporate as appropriate. It is estimated that the income of these businesses for the year ended 31 December 2009 was approximately £946 million and that, broadly, they broke even during the year before the allocation of Business Services and Central costs. Estimated loans and deposits as at 31 December 2009 for these businesses are £23.5 billion and £22.5 billion respectively.

The table below shows the estimated Total income and Operating profit of RBS Insurance, Global Merchant Services, RBS Sempra Commodities and the UK Retail and UK Corporate businesses that have been outlined for disposal.

	Total income		Operating profit before impairments		Operating profit/(loss)
	2009	2008	2009	2008	2009	2008
Businesses outlined for disposal	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	4,460	4,430	66	626	58	584
Global Merchant Services (2)	527	535	266	281	249	267
RBS Sempra Commodities (3)	746	765	52	212	52	209
UK Retail and UK Corporate businesses outlined for disposal (4)	946	1,082	468	567	(146)	347

Total	6,679	6,812	852	1,686	213	1,407

RBS Group - 2009 Annual results
3-1

Appendix 3 Businesses outlined for disposal (continued)

The table below shows the estimated associated risk-weighted assets, total assets and estimated capital of the businesses currently identified for disposal.

	RWAs		Total assets		Estimated capital
	2009	2008	2009	2008	2009	2008
Businesses outlined for disposal	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	11.8	10.8	4.1	3.6
Global Merchant Services (2)	1.6	1.5	1.6	1.5	0.1	0.1
RBS Sempra Commodities (3)	10.2	10.7	14.2	17.8	1.0	1.0
UK Retail and UK Corporate businesses outlined for disposal (4)	18.2	14.5	23.5	24.2	1.5	1.2

Total	30.0	26.7	51.1	54.3	6.7	5.9

Notes:
(1)	As reported in the Annual Results for the year ended 31 December 2009 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.
(2)	Global Merchant Services business units are reported within the Global Transaction Services, Ulster Bank and Non-Core divisions. Estimated notional capital based on 7% of RWAs.
(3)
Sempra Commodities was acquired in April 2008 and the 2008 income statement data are from the date of acquisition.  The figures shown, other than total income, are net of the minority interest attributable to Sempra for the years ended 31 December 2009 and 2008.  The operating profit before minority interest of the business was £286 million and £373 million respectively for the periods shown. Estimated capital is based on the Group’s cost of its 51% interest.

(4)	Estimated notional equity based upon 8% of RWAs.

The full income statement of RBS Sempra Commodities business is set out below.

	2009				2008
	Q1	Q2	Q3	Q4	Q4
Income statement	£m	£m	£m	£m	£m

Net fees and commissions payable	(6)	(3)	(2)	(2)	(3)
Income from trading activities	248	206	156	160	404
Other operating income	5	4	(40)	20	3

Total income	247	207	114	178	404

Direct expenses
- staff	(113)	(82)	(39)	(111)	(160)
- other	(26)	(27)	(21)	(41)	(24)

Total expenses	(139)	(109)	(60)	(152)	(184)

Operating profit before impairment losses	108	98	54	26	220
Impairment losses	-	-	-	-	(3)

Operating profit	108	98	54	26	217

RBS Group - 2009 Annual results
3-2

Appendix 3 Businesses outlined for disposal (continued)

Other measures required by the EC include:

•	Prohibition of the payment of dividends or coupons on existing capital instruments until 2012, unless there is a legal obligation to pay them.

•	GBM to rank no higher than fifth in the combined global all debt league table for three years.

•	Implementation of leading edge reforms to remuneration policy.

•
Unless the cumulative purchase price is less than £500 million, RBS will not acquire any financial institution and will not make any other acquisitions that expand RBS’s activities outside its business model until the later of 31 December 2012 or the date on which the last of its divestments has been completed.

•	RBS will not restart (including by acquisition) any activity that it only carries on by virtue of the Non-Core activities.

•
RBS will not restart or re-acquire any interest that competes with the businesses that it is required to divest until 2014, and will not engage as a principal in any business that competes with these businesses for a two year period following their disposal.

•	If either:

•	RBS misses its targeted balance sheet reduction (as planned within the RBS Strategic Review) by 2013 by more than £30 billion; or

•	The RBS Core Tier 1 capital ratio falls below 5% at any time before 31 December 2014, RBS will be required to divest a further £60 billion of RWAs from its balance sheet.

The European Commission will appoint a Monitoring Trustee to ensure compliance with EU restructuring requirements and behavioural conditions. We expect this appointment to be completed by March.

RBS Group - 2009 Annual results
3-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Bruce Van Saun
Bruce Van Saun
Group Finance Director
5 March 2010

RBS Group - 2009 Annual results